Exhibit 2.1

STOCK AND ASSET PURCHASE AGREEMENT

between

ETHICON, INC.

and

CARDINAL HEALTH, INC.

Dated as of March 1, 2015

i

SECTION 7.12. Retained Claims	69

ARTICLE VIII

Employees

SECTION 8.01. Employee Benefits Matters	70

ARTICLE IX

Termination

SECTION 9.01. Buyer Termination	76

SECTION 9.02. Seller Termination	77

SECTION 9.03. Effect of Termination	77

SECTION 9.04. Buyer Termination Fee	77

ARTICLE X

Indemnification

SECTION 10.01. Survival	78

SECTION 10.02. Indemnification by Seller	79

SECTION 10.03. Indemnification by Buyer	79

SECTION 10.04. Scope of Liability	79

SECTION 10.05. Claims	80

SECTION 10.06. Defense of Actions	81

SECTION 10.07. Limitation, Exclusivity, No Duplicate Recovery	82

SECTION 10.08. Calculation of Damages	82

SECTION 10.09. Tax Treatment of Indemnity Payments	82

ARTICLE XI

Miscellaneous

SECTION 11.01. No Additional Representations	83

SECTION 11.02. Financial Information and Projections	83

SECTION 11.03. To the knowledge	83

Annexes and Exhibits

Annex 2.02(a)	Transferred Assets
Annex 2.02(b)	Excluded Assets
Annex 2.02(c)	Assumed Liabilities
Annex 2.02(d)	Excluded Liabilities

Exhibit A	Products
Exhibit B	Form of General Assignment
Exhibit C	Form of Patent Assignment
Exhibit D	Form of Trademark Assignment
Exhibit E	Form of Assumption Agreement
Exhibit F	Form of Transition Services Agreement
Exhibit G	Form of Transition Manufacturing Services Agreement
Exhibit H	Form of Reverse Transition Manufacturing Services and Access Agreement

Exhibit I	Form of Trademark License Agreement
Exhibit J	Form of FIRPTA Certificate

v

STOCK AND ASSET PURCHASE AGREEMENT (this “Agreement”), dated as of March 1, 2015, between Ethicon, Inc., a New Jersey corporation (“Seller”), and Cardinal Health, Inc., an Ohio corporation (“Buyer”).

W I T N E S S E T H :

WHEREAS, Seller’s subsidiary, Cordis Corporation, a Florida corporation, directly and indirectly through certain of its Affiliates (as defined below), currently conducts in the United States and certain other countries and territories the business of researching, developing, manufacturing or having made, marketing, distributing and selling, as the case may be, the products set forth on Exhibit A (the “Products”), and, for the avoidance of doubt, excluding the business and technology of (i) Biosense Webster, Inc., which will be retained by Seller in accordance with Section 6.07 and (ii) the Codman Neuro division of DePuy Orthopaedics, Inc., which will be retained by an Affiliate of Seller (collectively, the “Business”); and

WHEREAS, Seller desires to sell (or to cause to be sold), and Buyer desires to purchase or cause certain of its Affiliates to purchase, certain assets, including the Transferred Equity Interests (as defined below), related to the Business as a going concern and Buyer is willing to assume or cause certain of its Affiliates to assume certain liabilities related to the Business, in each case upon the terms and subject to the conditions set forth herein.

NOW, THEREFORE, in view of the foregoing premises and in consideration of the mutual covenants, agreements, representations and warranties herein contained, the parties hereto agree as follows:

ARTICLE I

Definitions and Interpretations

SECTION 1.01. Definitions. (a) The following terms used in this Agreement shall have the respective meanings assigned to them below:

“Affiliate”, with respect to any specified Person, means any other Person that directly or indirectly, through one or more intermediaries, controls, is controlled by or is under common control with, such specified Person.

“Ancillary Agreements” means, other than this Agreement, the agreements and instruments, including any Country Transfer Agreements and any related instruments of transfer, the Transition Services Agreement, the Transition Manufacturing Services Agreement, the Reverse Transition Manufacturing Services and Access Agreement, the License Agreement and the Final Binding Offer Letter, executed and delivered in connection with the transactions contemplated by this Agreement.

“Anti-Trust Approvals” means all authorizations, orders, grants, consents, clearances, permissions and approvals and all expirations, lapses and terminations of any required waiting periods (including extensions thereof), in each case under any merger control or similar legislation in order to consummate the Transactions.

“Anti-Trust Filings” means all applicable notifications to or filings with an anti-trust or competition authority in the United States, the European Union (or any member state thereof) or any other jurisdiction required to consummate the Transactions.

“Applicable Closing” means (a) with respect to the Principal Country Units, the Principal Closing and (b) with respect to any Non-Principal Country Unit, the applicable Non-Principal Country Unit Closing.

“Applicable Closing Date” means (a) with respect to the Principal Country Units, the Principal Closing Date and (b) with respect to any Non-Principal Country Unit, the applicable Non-Principal Country Unit Closing Date.

“Asset Selling Affiliates” means all of the Affiliates of Seller that own or hold the rights to any Transferred Assets or that have obligations or liabilities in respect of any Assumed Liabilities.

“Assumed Benefit Plan” means any Business Employee Benefit Plan (a) that is maintained or sponsored by a Transferred Company or (b) for which liabilities and/or assets transfer to Buyer or its Affiliates under applicable Law as a result of the transactions contemplated by this Agreement.

“Assumed Liabilities” means the obligations and liabilities set forth or described on Annex 2.02(c).

“Benefits Continuation Period” means (a) with respect to any Transferred Employee primarily providing service to a Principal Country Unit, other than any Juarez Employee, a period of time commencing on the Principal Closing Date and ending eighteen (18) months from the Principal Closing Date and (b) with respect to any Transferred Employee primarily providing service to any Non-Principal Country Unit or any Juarez Employee, a period of time commencing on the Applicable Closing Date and ending on the later of (i) eighteen (18) months from the Principal Closing Date and (ii) twelve (12) months from such Applicable Closing Date.

“Business Employee Benefit Plan” means each employee benefit plan (as defined in Section 3(3) of ERISA, whether or not subject thereto) or other compensatory or employee benefit plan, program, agreement or arrangement sponsored, contributed to or maintained by Seller or any of its Affiliates in which any Employee of the Business (or former employee of the Business) participates (or to which any such individual is party), excluding any plan, program, agreement or arrangement required by applicable Law or regulation (e.g., government mandated severance plans).

“Buyer Tax Act” means the following: (A) at or after the Applicable Closing, any election made by Buyer or any of its Affiliates (including any Transferred

Company) under any provision of the Code or foreign Tax Law for any Pre-Closing Tax Period, which election is made at or after the Applicable Closing with respect to any Transferred Company, the Transferred Assets or the Business, but not (i) any such election that is set forth on a Tax Return required to be filed by Buyer under Section 7.08(a)(ii) and which election is consistent with past practice or (ii) any such election that is expressly required by this Agreement if made with respect to Transfer Taxes, is made with Seller’s consent (which consent shall not be unreasonably withheld, conditioned or delayed), (B) any actions by Buyer that cause the Section 338(h)(10) Election to be invalid provided that the Section 338(h)(10) Election would not have been invalid but for such actions, and (C) any action taken by Buyer on the Applicable Closing Date after such Applicable Closing other than in the ordinary course of business or as required or contemplated by this Agreement or applicable Law or with Seller’s consent (which consent shall not be unreasonably withheld, conditioned or delayed). For the absence of doubt, neither the Section 338(h)(10) Election nor any election under Section 338 of the Code with respect to Japan NewCo (nor any transaction deemed to result therefrom) shall constitute a Buyer Tax Act.

“Closing” means the Principal Closing or any Non-Principal Country Unit Closing, as applicable.

“Closing Date” means the date on which the relevant Closing shall occur.

“Code” means the Internal Revenue Code of 1986, as amended.

“Commingled Contract” means any contract, contract right, bid, tender, purchase order or other agreement, whether written or oral, relating both to (a) the Business and (b) one or more other businesses of Seller or any Affiliate of Seller.

“Confidentiality Agreement” means the Confidential Disclosure Agreement, dated as of July 23, 2014, between Johnson & Johnson and Buyer.

“Controlled Group Liability” means any and all liabilities (a) under Title IV of ERISA, (b) under Section 302 of ERISA, (c) under Sections 412 and 4971 of the Code, (d) as a result of a failure to comply with the continuation coverage requirements of Section 601 et seq. of ERISA and Section 4890B of the Code and (e) other than with respect to Assumed Benefit Plans, under corresponding or similar provisions of foreign laws or regulations related to defined benefit pension plan funding requirements or post-termination medical insurance plan coverage.

“Country Unit” means the Transferred Assets and Assumed Liabilities related to a part of the Business conducted in a particular country by Seller or a particular Asset Selling Affiliate (or, in the case of the United States (and, if applicable, Japan), by the relevant Transferred Company).

“Damages” means any and all claims of any kind, losses, liabilities, damages, awards, deficiencies, fines, fees, interest, penalties and costs and expenses incurred or suffered (and, if applicable, reasonable fees of attorneys, auditors, consultants and other agents associated therewith), whether or not based on contract, tort, warranty claims or otherwise, but shall not include punitive, exemplary or speculative damages, or any other type of damages that are not reasonably foreseeable (in each case other than any damages payable to third parties that may be imposed or otherwise incurred).

“Data Room” means the electronic data room containing documents and materials relating to the Business as constituted as of 9:00 A.M. New York City time on the day prior to the date hereof.

“Disclosure Letter” means the confidential disclosure letter delivered to Buyer by Seller prior to or simultaneously with entering into this Agreement.

“Employee of the Business” means each employee of Seller and the Selling Affiliates (a) who as of the Applicable Closing Date spends at least fifty percent (50%) of his or her work time in the operation of the Business, (b) whose employment will transfer to Buyer or one of its Affiliates on the Applicable Closing Date by operation of applicable Law or pursuant to the transfer of the Transferred Equity Interests to Buyer or (c) who is set forth on Schedule 1.01(b) to the Disclosure Letter, including in all cases, each such employee who as of the Applicable Closing Date is on leave of absence (including medical leave, military leave, workers compensation leave and short-term or long-term disability) or vacation; provided, that any individual set forth on Schedule 1.01(c) to the Disclosure Letter shall not be an “Employee of the Business.”

“Environment” means soil, land surface or subsurface strata, surface water, groundwater, sediments and ambient air.

“Environmental Claim” means any claim, action, cause of action, suit, proceeding or written notice alleging liability (including liability for investigatory costs, cleanup costs, governmental response costs, natural resources damages, property damages, personal injuries or penalties) relating to, arising out of, based on or resulting from (a) the presence, Release or threatened Release of any Hazardous Materials at any Transferred Real Property or (b) circumstances forming the basis of any violation of or liability under any Environmental Law.

“Environmental Law” means applicable federal, state, local or foreign Law relating to pollution or protection or restoration of the Environment or natural resources relating to the Release, threatened Release, or disposal of or response actions with respect to Hazardous Materials or relating to the exposure to Hazardous Materials in the Environment, including the federal Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“Estimated Prepaid Tax Amount” means Seller’s good faith estimate of the Prepaid Tax Amount as of the Principal Closing Date.

“Excluded Assets” means the property and other rights set forth or described on Annex 2.02(b), which property is not to be transferred to Buyer hereunder.

“Excluded Liabilities” means the liabilities and obligations set forth or described on Annex 2.02(d), which are not to be assumed by Buyer hereunder.

“Excluded Taxes” means (a) (i) any Taxes for any Pre-Closing Tax Period imposed on or payable by or with respect to any Transferred Company and (ii) any Taxes for any Pre-Closing Tax Period arising out of, relating to or in respect of the Business, the Transferred Assets or the Assumed Liabilities, in each case including any Taxes imposed as a result of the transactions described in Section 2.02(i) of this Agreement, (b) any Taxes (including Non-Resident Capital Gains Taxes but not including any Transfer Taxes for which Buyer is responsible under Section 2.06) of Seller, any Selling Affiliate or any of their respective Affiliates (other than any Transferred Company) for any period and any Taxes relating to any Excluded Assets or relating to or constituting Excluded Liabilities for any period, (c) any Taxes for which any Transferred Company is liable under Treasury Regulation Section 1.1502-6 or 1.338(h)(10)-1(d)(2) (or any similar provision of state, local or foreign Law) by reason of such entity having been a member of any consolidated, combined, unitary, or affiliated Tax group, as a transferee or successor, by contract or otherwise, (d) any obligation or other liability, obligation or commitment of any Transferred Company to indemnify any other Person in respect of or relating to Taxes or to pay an amount pursuant to any Tax sharing, allocation, indemnity or similar agreement or arrangement, (e) any Taxes arising out of, attributable to, relating to or resulting from the failure of any of the representations or warranties made by Seller in Section 3.18 of this Agreement to be true and correct on the date hereof and at and as of the Applicable Closing Date (the amount of such Taxes determined without references to the terms “material,” “materially,” “Material Adverse Effect,” “material adverse effect” or other similar qualifications as to materiality (including specific monetary thresholds) contained or incorporated in any such representation or warranty, but such qualifications, to the extent contained or incorporated in any such representation or warranty, shall apply for the purposes of determining whether any such inaccuracy or breach has occurred) or the failure of the certificates delivered pursuant to Section 2.08(a)(viii) to be true and correct at and as of the Applicable Closing Date, (f) any Taxes arising out of, attributable to, relating to or resulting from any breach by the Seller of any of its covenants or agreements contained herein, (g) any Taxes resulting from or attributable to the deemed sale of assets of Cordis Corporation as a result of the Section 338(h)(10) Election, (h) any Taxes resulting from any action of Seller that causes the Section 338(h)(10) Election to be invalid, and (i) any costs and expenses, including reasonable legal fees and expenses, attributable to any item in clauses (a)-(h); provided that clauses (a), (c), (d) and (g) above shall not include any liability for Transfer Taxes for which Buyer is responsible pursuant to Section 2.06(a) or Taxes to the extent resulting from Buyer Tax Acts (other than such actions taken with Seller’s consent).

“Final Binding Offer Letter” means the letter regarding Buyer’s final binding offer, dated as of March 1, 2015.

“Financial Information” means (a) the Combined Pro Forma Income Statements for the periods ended December 30, 2012, December 29, 2013 and December 28, 2014 and (b) the Combined Pro Forma Transferred Net Assets as of December 29, 2013 and December 28, 2014, in each case, attached as Schedule 1.01(h) to the Disclosure Letter.

“Foreign Currency” means any currency other than U.S. dollars.

“GAAP” means generally accepted accounting principles in the United States, applied on a consistent basis.

“Governmental Entity” means any domestic or foreign court, administrative body or regulatory agency or other governmental authority (or any department, agency or political subdivision thereof) or any other body or Person lawfully empowered to exercise regulatory, taxing or other governmental authority.

“Hazardous Materials” means any substance, material or waste that contains asbestos, any urea formaldehyde insulation, polychlorinated biphenyls, petroleum or any petroleum-based products or constituents or radon gas or any other substance, material, pollutant, contaminant or waste that, in relevant form and concentration, is defined, classified, listed or regulated under any Environmental Law.

“Inventory” means, with respect to each Country Unit, the inventory of all finished Products (including consignment stock), Product specific work in process and Product specific raw materials.

“Inventory Target” means, with respect to each Country Unit, the Inventory target amount set forth with respect to such Country Unit on Schedule 1.01(d) to the Disclosure Letter.

“IP Rights” means the following, in any and all countries: (a) patents and patent applications, utility models and industrial designs, and all applications and registrations therefor, together with all reissuances, divisions, renewals, revisions, extensions (including any supplementary protection certificates), reexaminations, provisionals, continuations and continuations-in-part with respect thereto and including all foreign equivalents, and all international applications under the Patent Cooperation Treaty and all corresponding national stage applications filed in all countries with respect thereto (collectively, “Patents”), (b) trademarks, servicemarks, trade dress, logos, together with the goodwill associated with any of the foregoing, and all applications, registrations and renewals therefor (collectively, “Trademarks”), (c) all copyrights, applications and registrations and renewals therefor (collectively, “Copyrights”) and (d) all trade secrets (including inventions, rights in research and development, clinical trial results, know-how, discoveries, improvements, formulas, compositions, commercially practiced processes, technical data, designs, drawings and specifications) (collectively, “Know-How”).

“Japan Corporate-Split Law” means (i) the Companies Act of Japan (Law No. 86 of 2005, as amended) that provides for “corporate splits,” (ii) the Supplemental Provisions of the Amendment of the Commercial Code of Japan (Law No. 90 of 2000) and (iii) the Law Concerning the Succession Etc. of Labor Contracts, upon Corporate Split (Law No. 103 of 2000, as amended).

“Judgment” means any judgment, award, order, writ, injunction, legally binding agreement with a Governmental Entity, stipulation or decree.

“Law” or “Laws” means any statute, law, ordinance, treaty, rule, code, regulation, Judgment or other binding directive issued, promulgated or enforced by any Governmental Entity.

“Lien” means any deed of trust, option, claim, mortgage, pledge, lien, charge, security interest, hypothecation, declaration, covenant, right-of-way, easement, encroachment, restriction, title defect, right of first refusal or first offer or other similar third party (or governmental) right or encumbrance of any kind.

“Major Market Countries” means the countries comprising the Principal Country Units.

“Material Adverse Effect” means any effect, event, occurrence, circumstance or change that, individually or in the aggregate, is or would reasonably be expected to be materially adverse to the business, assets, results of operations or financial condition of the Business, taken as a whole; provided that none of the following shall be deemed (either alone or in combination) to constitute, and none of the following shall be taken into account in determining whether there has been or would reasonably be expected to be, a “Material Adverse Effect”: (a) the failure of the Business to meet projections or forecasts (it being agreed that any underlying cause for or contributing factor to any such failure shall not be excluded by this clause (a) unless otherwise excluded by the following clause (b)); or (b) any adverse effect, event, occurrence, circumstance or change arising from or resulting from (i) the economy in general, or the securities, syndicated loan, credit or financial markets in general, (ii) the economic, business or healthcare regulatory environment (including changes with respect to pricing or reimbursement by insurance providers, other commercial entities or governmental payors generally stemming from United States healthcare reform initiatives or otherwise) or financial conditions generally affecting the industries or geographic markets in which the Business operates, (iii) an act of terrorism or an outbreak or escalation of hostilities or war (whether declared or not declared) or any natural disasters or any national or international calamity or crisis, (iv) an Excluded Asset or Excluded Liability (except to the extent such Excluded Asset or Excluded Liability affects the business, assets, results of operations or financial condition of the Business), (v) changes after the date hereof in applicable Law or GAAP (or the applicable accounting standards in any jurisdiction outside of the United States) or definitive interpretations thereof, (vi) the announcement of the Transactions, including any loss of employees or customers or any disruption in customer, supplier, distributor or similar relationships to the extent resulting from the announcement of the Transactions, (vii) any labor strikes, labor stoppages or loss of employees with respect to the Business, to the extent resulting from the announcement of the Transactions or an action taken or a statement made by Buyer or any of its Affiliates, in each case after the date hereof, regarding a future action intended to be taken by Buyer or any of its Affiliates with respect to the Business, or (viii) changes or effects that are the result of actions or omissions of Buyer or any of its Affiliates, or actions or omissions of Seller or any of its Affiliates that are consented to in writing by Buyer or any of its

Affiliates; provided, further, however, that any effect or change referred to in clauses (b)(i), (ii), (iii) or (v) may be taken into account in determining whether there has been or would reasonably be expected to be, a “Material Adverse Effect” to the extent such effect, event, occurrence, circumstance or change has a disproportionate adverse effect on the Business, taken as a whole, as compared to other participants in the industries in which the Business operates.

“Non-Principal Country Unit” means the Country Units set forth on Schedule 1.01(e) to the Disclosure Letter.

“Non-Principal Country Unit Closing” means the closing of the transfer of the Transferred Assets and Transferred Equity Interests relating to a Non-Principal Country Unit and the assumption of the Assumed Liabilities relating to such Non-Principal Country Unit.

“Non-Resident Capital Gain Tax” means any Taxes imposed on a non-resident of the Taxing jurisdiction (whether imposed by withholding or otherwise and whether calculated by reference to transfer price, net gain or otherwise).

“Non-U.S. Transferred Employee” means any Transferred Employee who is not a U.S. Transferred Employee.

“Outside Date” means December 18, 2015.

“Permitted Liens” means (a) such Liens as are set forth on Schedule 3.03(b) to the Disclosure Letter, (b) mechanics’, carriers’, workmen’s, repairmen’s or other like Liens imposed by Law arising or incurred in the ordinary course of business, (c) Liens arising under purchase price conditional sales contracts or equipment leases with third parties entered into in the ordinary course of business consistent with past practice, (d) Liens for Taxes or other governmental charges that are not yet delinquent and may thereafter be paid without penalty, or that the taxpayer is contesting in good faith through appropriate proceedings and for which adequate reserves have been established in the accounting books and records prior to the date hereof, (e) restrictions under leases, subleases, licenses or occupancy agreements that constitute Transferred Assets, none of which materially interferes with the present use of the related real property, (f) easements, covenants, rights-of-way and other similar restrictions of record, none of which materially interferes with the present use of the related real property, (g) zoning, building and other similar restrictions, none of which materially interferes with the present use of the related real property, (h) Liens created by or for the benefit of Buyer or its Affiliates, (i) Liens that are removed prior to the Applicable Closing and (j) with respect to real property, other imperfections of title or encumbrances, if any, which do not materially interfere with the present use of such real property.

“Person” means any individual, partnership, corporation, limited liability company, association, joint stock company, trust, joint venture, unincorporated organization, Governmental Entity or other entity.

“Personal Information” means (i) any information that is identifying or can be reasonably used to identify an individual, including individual demographic information; (ii) social security numbers and their foreign equivalents; and (iii) any information or data that is defined as “personal information” or “personal data” under applicable Law, in each case, only to the extent applicable to Transferred Employees.

“PIS/COFINS” means the Brazilian social contributions of Programa de Integração Social (Social Integration Program) and Contribuição para o Financiamento da Seguridade Social (Contribution for Social Security Financing).

“Post-Closing Tax Period” means any taxable period beginning after the Applicable Closing Date and the portion of any Straddle Period beginning after such Applicable Closing Date.

“Pre-Closing Tax Period” means any taxable period ending on or before the Applicable Closing Date and the portion of any Straddle Period ending on or before such Applicable Closing Date.

“Prepaid Tax Amount” means the amount of any ad valorem property Taxes paid with respect to any Straddle Period by Seller or any Selling Affiliate with respect to the Transferred Assets or by any Transferred Company, but only to the extent such Taxes are allocable to, and reduce the amount of Taxes otherwise payable by Buyer with respect to, the Post-Closing Tax Period (as determined pursuant to Section 7.08) and are not Excluded Taxes or Excluded Liabilities.

“Principal Country Units” means Australia, Austria, Belgium, Canada, China, France, Germany, Ireland, Italy, Japan, Luxembourg, Mexico, the Netherlands, New Zealand, Portugal, South Korea, Spain, Sweden, Switzerland, the United Kingdom (including UK export) and the United States (including Puerto Rico).

“Release” means any release, spill, emission, discharge, leaking, pumping, injection, deposit, disposal, dispersal, leaching or migration into the indoor or outdoor Environment or into or out of any property, including the movement of Hazardous Materials through or in the air, soil, surface water, groundwater or property.

“Reliance Opinion” means a Tax opinion at a “should” level issued by a third-party counsel or Tax adviser, provided that with respect to an opinion issued to Buyer for Transfer Taxes, Seller shall have the right to review and comment on the facts and assumptions on which the third-party counsel or Tax adviser is relying on to issue such Tax opinion.

“Retained Claims” means collectively, the Retained Plaintiff Claims and the Retained Defendant Liabilities.

“Section 338 Forms” mean all Tax Returns that are required to be submitted to any Federal, state or local Governmental Entity in connection with a Section 338(h)(10) Election.

“Selling Affiliates” means together the Asset Selling Affiliates and the Stock Selling Affiliates.

“Shared Services” means those shared services and systems provided to the Business by Seller and/or its Affiliates, or on their behalf, and which are listed on Schedule 2.02(b)(vi) to the Disclosure Letter.

“Stock Selling Affiliates” means all of the Affiliates of Seller that own any Transferred Equity Interests.

“Straddle Period” means a taxable period that includes but does not end on the Applicable Closing Date.

“Tax” and “Taxes” means all taxes, charges, duties, fees, levies or other assessments, including income, excise, property, business, goods and services, sales or use, value added, profits, license, withholding (with respect to compensation or otherwise), payroll, employment, net worth, capital gains, transfer, stamp, social security, environmental, occupation and franchise taxes, imposed by any Governmental Entity, and including any interest, penalties and additions attributable thereto.

“Tax Proceeding” means any audit, request for information, investigation, hearing, litigation, legal action, administrative or judicial contest or proceeding relating to Taxes.

“Tax Return” means any return, declaration, report, claim for refund, or information return or statement relating to Taxes, including any schedule or attachment thereto, and including any amendment thereof.

“Taxing Authority” means any Governmental Entity exercising any authority to impose, regulate or administer the imposition of Taxes.

“Transaction Documents” means this Agreement and the Ancillary Agreements.

“Transactions” mean, collectively, the transactions contemplated by this Agreement and the other Transaction Documents, including the purchase and sale of the Transferred Assets and the Transferred Equity Interests and the assumption of the Assumed Liabilities.

“Transfer Taxes” mean any federal, state, county, local, foreign and other sales, use, transfer, value added, PIS/COFINS, conveyance, documentary transfer, stamp duty, recording or other similar Tax, fee or charge imposed in connection with the Transactions or the recording of any sale, transfer, or assignment of property (or any interest therein) effected pursuant to this Agreement.

“Transferred Assets” means the properties and other rights set forth or described on Annex 2.02(a), which expressly exclude the Excluded Assets.

“Transferred Companies” means the entities set forth on Schedule 1.01(f) to the Disclosure Letter.

“Transferred Employee” means each Employee of the Business who, as of the Applicable Closing Date (or, if applicable, such later date that such employee commences employment with Buyer or one of its Affiliates), becomes an employee of Buyer or one of its Affiliates whether by operation of Law, pursuant to the transfer of the Transferred Equity Interests to Buyer or by acceptance of Buyer’s or one of its Affiliate’s offer of employment pursuant to Section 8.01.

“Transferred Equity Interests” means all the issued and outstanding shares of capital stock of each of the Transferred Companies.

“U.S. Transferred Employee” means any Transferred Employee who is principally employed in the United States as of the Applicable Closing Date (or, if applicable, such later date that such employee commences employment with Buyer or one of its Affiliates).

“VAT” means any value added Tax, goods and services Tax or similar Tax, including such Tax as may be levied in accordance with (but subject to derogation from) EEC Directive 77/388/EEC (and other EEC directives relating to VAT) and/or local legislation imposing value added tax in the relevant jurisdiction.

(b) The following terms used in this Agreement shall have the meanings assigned to them in the respective Sections of this Agreement or Schedules to the Disclosure Letter set forth below:

Term	Location
Accounting Firm	§2.04(d)
Accounting Policies	§2.04(c)
Affiliate	§1.01
Agreement	Preamble
Allocated Purchase Price	§2.05(g)(ii)
Allocation	§2.05(a)
Allocation Schedule	§2.05(b)
Alternative Proposal	§6.09(c)
Ancillary Agreements	§1.01
Anti-Trust Approvals	§1.01
Anti-Trust Filings	§1.01
Applicable Closing	§1.01
Applicable Closing Date	§1.01
Asset Selling Affiliates	§1.01
Assumed Benefit Plan	§1.01
Assumed Liabilities	§1.01
Assumption Agreement	§2.02(c)
Benefits Continuation Period	§1.01
Business	Recitals

Term	Location
Business Claims	Annex 2.02(c)
Business Employee Benefit Plan	§1.01
Buyer	Preamble
Buyer Fundamental Representations	§5.02(a)
Buyer Indemnitees	§10.02
Buyer Plans	§8.01(g)
Buyer Tax Act	§1.01
Buyer Termination Fee	§9.04(a)
BWI Equipment	Annex 2.02(b)
Claim	§10.05
Closing	§1.01
Closing Date	§1.01
Closing Inventory	§2.04(b)
Code	§1.01
Collective Bargaining Agreements	§3.12(a)
Commingled Contract	§1.01
Confidentiality Agreement	§1.01
Contracts	Annex 2.02(a)
Controlled Group Liability	§1.01
Copyrights	§1.01
Country Transfer Agreement	§2.02(e)
Country Unit	§1.01
Damages	§1.01
Data Room	§1.01
Debt Financing	§6.07(a)
Deductible	§10.04(a)
DES Business	Annex 2.02(a)
Directive	§8.01(m)
Disclosure Letter	§1.01
Employee of the Business	§1.01
Environment	§1.01
Environmental Claim	§1.01
Environmental Law	§1.01
Environmental Permits	§3.14(a)
ERISA	§1.01
Estimated Prepaid Tax Amount	§1.01
Exchange Rate	§1.02(c)
Excluded Assets	§1.01
Excluded Contracts	Annex 2.02(b)
Excluded IP Rights	Annex 2.02(b)
Excluded Jurisdictions	Annex 2.02(b)
Excluded Liabilities	§1.01
Excluded Taxes	§1.01
Expiration Period	§7.01(b)
FCPA	§3.19(a)

Term	Location
Final Binding Offer Letter	§1.01
Financial Information	§1.01
Foreign Currency	§1.01
Forward-Looking Statements	§11.02
Fundamental Representations	§10.01
GAAP	§1.01
General Assignment	§2.02(a)
Governmental Entity	§1.01
Hazardous Materials	§1.01
Inactive Employee	§8.01(c)
Indemnified Party	§10.05
Indemnifying Party	§10.05
Indemnitees	§10.03
Inventory	§1.01
Inventory Target	§1.01
IP Rights	§1.01
Japan Corporate-Split Law	§1.01
Japan NewCo	§2.02(i)
Juarez Employees	§8.01(q)
Juarez Line Employees	§8.01(q)
Juarez Non-Line Employee	§8.01(q)
Juarez Severance Period	§8.01(q)
Judgment	§1.01
Know-How	§1.01
Law	§1.01
Laws	§1.01
Licensed IP Contracts	§3.10(b)
Lien	§1.01
Listed Plans	§3.13(a)
Major Market CBAs	§3.12(a)
Major Market Countries	§1.01
Major Market Plans	§3.13(a)
Material Adverse Effect	§1.01
Material Commingled Contracts	§3.09(d)
Material Distribution Contract	§6.01(b)(xii)
Material Transferred Contracts	§3.09(b)
Non-Principal Closing Legal Impediment	§5.03(b)
Non-Principal Country Unit	§1.01
Non-Principal Country Unit Closing	§1.01
Non-Principal Country Unit Closing Date	§2.01(b)
Non-Resident Capital Gain Tax	§1.01
Non-U.S. Transferred Employee	§1.01
Notice of Disagreement	§2.04(d)
Outside Date	§1.01
Patent Assignment	§2.02(a)

Term	Location
Patents	§1.01
Permitted Liens	§1.01
Person	§1.01
Personal Information	§1.01
PIS/COFINS	§1.01
Post-Closing Tax Period	§1.01
Pre-Closing Accounts Payable	Annex 2.02(d)
Pre-Closing Tax Period	§1.01
Prepaid Tax Amount	§1.01
Price Adjustment Statement	§2.04(b)
Principal Closing	§2.01(a)
Principal Closing Date	§2.01(a)
Principal Closing Legal Impediment	§5.01(e)
Principal Country Units	§1.01
Product Claims	Annex 2.02(c)
Product Registrations	§3.17(a)
Products	Recitals
Proposed Allocation	§2.05(b)
Public Official	§3.19(b)
Purchase Price	§2.03(c)
Purchase Price Adjustment Due Date	§2.04(h)
Release	§1.01
Reliance Opinion	§1.01
Representatives	§6.09(a)
Retained Claims	§1.01
Retained Defendant Liabilities	Annex 2.02(d)
Retained Plaintiff Claims	Annex 2.02(d)
Reverse Transition Manufacturing Services and Access Agreement	§7.09
Section 338 Forms	§1.01
Section 338(h)(10) Election	§7.08(f)(i)(1)
Seller	Preamble
Seller Fundamental Representations	§10.01
Seller Indemnitees	§10.03
Seller Trademarked Items	§7.01(b)
Selling Affiliates	§1.01
Shared Services	§1.01
Significant Distributors	§3.21(a)
Significant Suppliers	§3.21(b)
Stock Selling Affiliates	§1.01
Straddle Period	§1.01
Tax	§1.01
Tax Proceeding	§1.01
Tax Return	§1.01
Taxes	§1.01

Term	Location
Taxing Authority	§1.01
Trademark Assignment	§2.02(a)
Trademark License Agreement	§7.09
Trademarks	§1.01
Transaction Documents	§1.01
Transactions	§1.01
Transfer Regulations	§8.01(m)
Transfer Taxes	§1.01
Transfer Time	§8.01(c)
Transferred Assets	§1.01
Transferred Companies	§1.01
Transferred Contracts	Annex 2.02(a)
Transferred Employee	§1.01
Transferred Employee Liabilities	Annex 2.02(c)
Transferred Equity Interests	§1.01
Transferred IP	Annex 2.02(a)
Transferred IP Licenses	Annex 2.02(a)
Transferred IT	Annex 2.02(a)
Transferred Minority Interests	Annex 2.02(a)
Transferred Real Property	Annex 2.02(a)
Transferred Records	Annex 2.02(a)
Transition Manufacturing Services Agreement	§7.09
Transition Services Agreement	§7.09
U.S. Transferred Employee	§1.01
VAT	§1.01

SECTION 1.02. Interpretation and Construction. (a) Unless otherwise provided herein, all monetary values stated herein are expressed in United States currency and all references to “dollars” or “$” will be deemed references to the lawful money of the United States.

(b) Each accounting term set forth herein and not otherwise defined shall have the meaning accorded it under GAAP.

(c) Except as provided in Section 2.03(b), whenever conversion of values from any Foreign Currency for a particular date or period shall be required, such conversion shall be made using the rate provided by Bloomberg at 5:00 A.M. New York City time (the “Exchange Rate”) three (3) business days prior to the applicable date or dates.

(d) The parties have participated jointly in the negotiation and drafting of this Agreement. In the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any of the provisions of this Agreement. Any reference to any federal, state, local or foreign Law shall be deemed also to refer to all rules and regulations promulgated thereunder, unless the context requires otherwise. When a reference is made in this Agreement to a party or to a Section or Exhibit, such reference shall be to a party to, a Section of, or an Exhibit to, this Agreement, unless otherwise indicated. When a reference is made in this Agreement to a Schedule, such reference shall be to a Schedule to the Disclosure Letter, unless otherwise indicated. All terms defined in this Agreement shall have their defined meanings when used in any Exhibit to this Agreement or Schedule to the Disclosure Letter, as applicable, or any certificate or other document made or delivered pursuant hereto, unless otherwise defined therein. Whenever used in this Agreement, “business day” shall mean any day, other than a Saturday or a Sunday or a day on which banking and savings and loan institutions are authorized or required by applicable Law to be closed in the State of New York. Whenever the words “include,” “includes,” “including” or “such as” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” The word “will” shall be construed to have the same meaning and effect as the word “shall.” The words “hereof,” “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. The word “or” when used in this Agreement is not exclusive. The word “extent” in the phrase “to the extent” means the degree to which a subject or other thing extends, and such phrase shall not mean simply “if.” Whenever used in this Agreement, any noun or pronoun shall be deemed to include the plural as well as the singular and to cover all genders. Any agreement, instrument or statute defined or referred to herein means such agreement, instrument or statute as from time to time amended, supplemented or modified, including (i) (in the case of agreements or instruments) by waiver or consent and (in the case of statutes) by succession of comparable successor statutes and (ii) all attachments thereto and instruments incorporated therein. The words “asset” and “property” shall be construed to have the same meaning and effect. References to a Person are also to its permitted successors and assigns. In the event of any conflict between this Agreement and any Country Transfer Agreement, the terms of this Agreement shall control.

ARTICLE II

Closings

SECTION 2.01. Closings. (a) The closing of the purchase and sale of the Transferred Assets and Transferred Equity Interests relating to the Principal Country Units and the assumption of the Assumed Liabilities relating to the Principal Country Units (the “Principal Closing”) shall take place at the offices of Cravath, Swaine & Moore LLP in New York, New York, at 10:00 A.M., New York City time, on the second business day following the satisfaction (or, to the extent permitted by applicable Law, waiver) of the conditions set forth in Article V with respect to the Principal Closing (excluding those conditions intended to be satisfied at the Principal Closing but subject to their satisfaction or, to the extent permitted by applicable Law, waiver at such time). The date on which the Principal Closing occurs is referred to in this Agreement as the “Principal Closing Date.” The Principal Closing shall be deemed to occur and be effective at 11:59 P.M., local time, on the date of such Principal Closing. The parties hereto specifically acknowledge that time is of the essence because Seller’s intention to exit the Business is or will become known to its employees, customers, suppliers and others having dealings with Seller.

(b) The closing of the transfer of the Transferred Assets and Transferred Equity Interests relating to each Non-Principal Country Unit and the assumption of the Assumed Liabilities relating to such Non-Principal Country Unit will occur as soon as reasonably practicable following the Principal Closing Date on the date agreed to by Buyer and Seller within the period specified in Exhibit E to the Transition Services Agreement, so long as the conditions set forth in Article V with respect to such Non-Principal Country Unit (excluding those conditions intended to be satisfied at such Closing but subject to their satisfaction or, to the extent permitted by applicable Law, waiver at such time) have been satisfied or, to the extent permitted by applicable Law, waived by such date (each such date, a “Non-Principal Country Unit Closing Date”). During the period from the Principal Closing until the occurrence of the applicable Non-Principal Country Unit Closing, none of the assets or liabilities of the applicable Non-Principal Country Unit shall be transferred to or assumed by Buyer, as the case may be, but Seller shall hold and operate such Non-Principal Country Unit in a manner consistent with Seller’s obligations under Section 6.01. The parties shall enter into a distribution arrangement with respect to such Non-Principal Country Unit giving effect to the foregoing, pursuant to the Transition Services Agreement.

SECTION 2.02. Transferred Assets and Transferred Equity Interests/Excluded Assets; Assumed/Excluded Liabilities. (a) Transferred Assets and Transferred Equity Interests. Pursuant to the terms and subject to the conditions set forth in this Agreement, at the Applicable Closing, Seller will, and will cause the relevant Asset Selling Affiliates to, sell, convey, assign, and transfer to Buyer, and Buyer will purchase, acquire and accept, the Transferred Assets related to the applicable Country Unit, free and clear of all Liens other than Permitted Liens. Accordingly, Seller will, or will cause the relevant Asset Selling Affiliates to, execute and deliver at the Principal Closing a general assignment and bill of sale in the form of Exhibit B (the “General Assignment”), a general patent assignment in the form of Exhibit C (the “Patent Assignment”) and a general trademark assignment in the form of Exhibit D (the “Trademark Assignment”) and at each Applicable Closing such other instruments of conveyance, assignment and transfer as Buyer reasonably requests (the form and substance of which shall be mutually agreed between the parties), in each case to convey to Buyer all of Seller’s or each Asset Selling Affiliate’s right, title and interest in and to the applicable Transferred Assets. In addition, pursuant to the terms and subject to the conditions set forth in this Agreement, at the Applicable Closing, Seller will, and will cause the relevant Stock Selling Affiliates to, sell, convey, assign, and transfer to Buyer, and Buyer will purchase, acquire and accept, the Transferred Equity Interests (and will indirectly acquire and accept by means of such purchase acquisition and acceptance, the equity interests in any Transferred Company that is a wholly-owned subsidiary of another Transferred Company) related to the applicable Country Unit, free and clear of all Liens. Accordingly, Seller will, or will cause the relevant Stock Selling Affiliates to, deliver at the Applicable Closing stock certificates representing the Transferred Equity Interests, together with a stock power endorsed in blank.

(b) Excluded Assets. Anything to the contrary herein notwithstanding, Buyer is not purchasing, pursuant to this Agreement or any of the Transactions, Seller’s (or any of its Affiliates’) right, title or interest in any asset that is not a Transferred Asset or Transferred Equity Interest. Specifically, Seller’s (and any of its Affiliates’) right, title or interest in any Excluded Asset is not being conveyed to Buyer.

(c) Assumed Liabilities. At the Applicable Closing, Buyer shall assume the Assumed Liabilities related to the applicable Country Unit and shall agree to satisfy and discharge when due the Assumed Liabilities related to the applicable Country Unit. After the Applicable Closing, Buyer shall pay all Assumed Liabilities related to the applicable Country Units as and when such liabilities become due. Buyer will execute and deliver to Seller at the Principal Closing an assumption agreement in the form of Exhibit E (the “Assumption Agreement”) and at each Non-Principal Country Unit Closing such other agreements and instruments as Seller reasonably requests (the form and substance of which shall be mutually agreed between the parties), whereby Buyer agrees to assume and undertakes to pay, perform and discharge as and when due, the Assumed Liabilities related to the applicable Country Units. For the avoidance of doubt, at the Applicable Closing, by means of the acquisition of the Transferred Equity Interests and not by means of a direct assumption of such liabilities by Buyer, Buyer shall be responsible for the liabilities of the Transferred Companies that would otherwise constitute Assumed Liabilities pursuant to Annex 2.02(c) (as more specifically set forth in Section 6.08).

(d) Excluded Liabilities. Anything to the contrary herein notwithstanding, neither Buyer nor any of its Affiliates shall assume or be obligated to pay, perform or otherwise discharge, pursuant to this Agreement or any of the Transactions, any Excluded Liability. Seller and its Affiliates will remain liable to pay, perform and discharge when due, all Excluded Liabilities. For the avoidance of doubt, at the Applicable Closing, the acquisition of the Transferred Equity Interests shall not result in the assumption by Buyer of the liabilities and obligations of the Transferred Companies that would otherwise constitute Excluded Liabilities pursuant to Annex 2.02(d) (as more specifically set forth in Section 6.08).

(e) Country Transfer Agreements. To the extent required by applicable Law or as deemed necessary by either of the parties hereto, the transfer of each Country Unit will be effected pursuant to a short-form agreement or one or more instruments of transfer, such as a bill of sale, share transfer agreement, business transfer agreement, real estate transfer agreement or other asset assignment document, which agreement shall be prepared by Seller and shall be on terms mutually agreed between the parties hereto and consistent with and as close as reasonably possible to the applicable terms of this Agreement (each, a “Country Transfer Agreement”). The parties shall enter into the Country Transfer Agreements as soon as reasonably practicable after the date hereof and not later than the relevant Applicable Closing.

(f) Designation of Affiliates. To the extent that any of the Transferred Assets or Transferred Equity Interests are under the control of any of Seller’s Affiliates, Seller shall cause its Affiliates to promptly take such legal action as may be necessary to consummate the transfer to Buyer and its Affiliates of such Transferred Assets or Transferred Equity Interests under terms and conditions which are consistent with and subject to the terms of this Agreement. Prior to, and in any event at least 30 days in advance of, any Applicable Closing, Buyer may designate, with the consent of Seller (which consent shall not be unreasonably withheld), one or more Affiliates to, at such Applicable Closing, (i) acquire all or part of the Transferred Assets or Transferred Equity Interests, (ii) assume all or part of the Assumed Liabilities or (iii) pay a designated portion of the Purchase Price pursuant to Section 2.03, in each case related to the applicable Country Unit, as the case may be, in which event all references herein to Buyer will be deemed to refer to such Affiliates, as appropriate; provided, however, that no such designation will in any event limit or affect the obligations of Buyer under this Agreement to the extent not performed by such Affiliates.

(g) Transferred Assets Subject to Third-Party Consent. To the extent that the sale, assignment, transfer, conveyance or delivery or attempted sale, assignment, transfer, conveyance or delivery to Buyer (or one of its Affiliates) of any Transferred Asset is prohibited by any applicable Law or would require any governmental or third-party authorizations, approvals (including Anti-Trust Approvals), consents or waivers and such authorizations, approvals, consents or waivers shall not have been obtained prior to the Applicable Closing, this Agreement shall not constitute a sale, assignment, transfer, conveyance or delivery thereof. From the date hereof until eighteen (18) months after the Applicable Closing Date, the parties shall use their respective reasonable best efforts to cooperate with each other to obtain promptly such authorizations, approvals, consents or waivers and to give any notices required for the transfer of such Transferred Asset and to obtain from third parties an approval or consent to establish a new contract with Buyer or its designated Affiliate with respect to the portion of any Commingled Contract related to the Business, pursuant to which Buyer or its designated Affiliate will have access to the rights and benefits of such Commingled Contract with respect to the Business on substantially the same terms and conditions provided to Seller and its Affiliates prior to the Applicable Closing, or to assign such portion to Buyer or its designated Affiliate; provided, however, that Seller shall not be required to pay any consideration (other than customary filing and application fees typically paid by a seller or transferee) or make any concession therefor. If such authorization, approval, consent or waiver is obtained, Seller shall promptly assign, transfer, convey or deliver any such Transferred Asset or, if applicable, that portion of any Commingled Contract, as the case may be, to Buyer or its designee pursuant to Section 2.02(f) at no additional cost. Pending the earlier of obtaining such authorization, approval, consent or waiver or the expiration of such eighteen-month (18 month) period, insofar as reasonably practicable and to the extent permitted by applicable Law, Seller shall hold such Transferred Assets for the benefit of Buyer and shall operate such Transferred Assets in a manner to place Buyer in a substantially similar position as if such Transferred Assets had been sold, conveyed, assigned and transferred. Buyer shall use its reasonable best efforts to cooperate with Seller in connection with any actions taken by Seller pursuant to this Section 2.02(g). Buyer further agrees that, if Seller shall have complied with its obligations under this Agreement with respect to using reasonable best efforts to obtain such authorization, approval, consent or waiver, Seller shall not be in breach of this Agreement solely as a result of the failure to obtain any such authorization, approval, consent or waiver.

(h) Buyer’s Recording and Similar Responsibilities. Notwithstanding the foregoing provisions of this Section 2.02, it shall be Buyer’s responsibility (i) to prepare the applicable country patent assignments and trademark assignments in respect of the Transferred IP and to record such assignments following execution thereof by Seller (or its applicable Affiliate), (ii) to apply for its own marketing authorizations for the Products to the relevant regulatory authorities where it is not within the power of Seller to cause, by giving notice to the applicable regulatory authority or otherwise, the transfer directly to Buyer of the existing marketing authorizations that are Transferred Assets and (iii) to bear the fees and other costs in accordance with Section 2.06(d). Seller shall, and shall cause its Affiliates to, provide all reasonable assistance to Buyer in connection with the foregoing at Buyer’s expense.

(i) Japan Corporate Split. Seller may elect (on notice to Buyer no later than forty-five (45) calendar days after the date of this Agreement) to transfer, assign and convey to Buyer on the Applicable Closing Date the Transferred Assets and Assumed Liabilities relating to Japan by way of a “corporate split” pursuant to Japan Corporate-Split Law. If Seller so elects, Seller and Buyer shall, and shall cause their Affiliates to, execute and deliver a Country Transfer Agreement or other document, the form and substance of which shall be mutually agreed between the parties (it being understood that, in the event of any conflict between this Agreement and any Country Transfer Agreement or other document, the terms of this Agreement shall control), and to take such other actions, as may be necessary or desirable to give effect to the foregoing, including, if applicable, amending Schedule 3.01(b) to the Disclosure Letter to include a newly formed subsidiary of either Seller or an Affiliate of Seller (“Japan NewCo”), in which case Japan NewCo shall be deemed to be a Transferred Company for all purposes hereof.

SECTION 2.03. Purchase Price. (a) Subject to the terms and conditions of this Agreement, at the Principal Closing, Buyer shall (or shall cause one or more of its Affiliates as Buyer may designate pursuant to Section 2.02(f) to) pay or cause to be paid to Seller (or one or more of its Affiliates as Seller may designate), in immediately available funds by wire transfer to one or more bank accounts designated in writing by Seller at least two business days prior to the Principal Closing Date, cash in U.S. dollars (subject to Section 2.03(b)) in an amount exclusive of any Transfer Taxes equal to the Purchase Price.

(b) Buyer shall pay the portion of the Purchase Price applicable to the Country Units identified on Schedule 2.03(b) to the Disclosure Letter in the applicable Foreign Currency set forth on such Schedule. The conversion rate from U.S. dollars to the applicable Foreign Currency shall be the closing rate provided by Bloomberg at 5:00 A.M. New York City time two (2) business days prior to the Principal Closing Date; provided, however, that if applicable Law in a Country Unit identified on Schedule 2.03(b) to the Disclosure Letter requires that the applicable portion of the Purchase Price be paid by a legal entity organized under the laws of such Country Unit, and Buyer reasonably requires more than two business days to convert U.S. dollars into the applicable Foreign Currency and thereafter transfer such funds to one of its Affiliates so organized, then Buyer and Seller shall negotiate in good faith to agree on an alternative conversion mechanism that will allow Buyer to pay the applicable portion of the Purchase Price on the Principal Closing Date in accordance with applicable Law. Schedule 2.03(b) to the Disclosure Letter sets forth Seller’s good-faith estimate as of the date of this Agreement of the portion of the Purchase Price to be allocated to each Country Unit identified therein for payment in a Foreign Currency.

(c) The “Purchase Price” shall be equal to one billion nine hundred forty four million dollars ($1,944,000,000) increased or decreased as a result of the inventory adjustment, if any, pursuant to Section 2.04, and shall be allocated as described in Section 2.05.

SECTION 2.04. Purchase Price Adjustment. (a) For the purposes of clarification only, Seller is retaining all accounts payable and accounts receivable with respect to each Country Unit arising out of the operation and conduct of the Business before the Applicable Closing for such Country Unit and the only purchase price adjustment after any Closing with respect to changes in the working capital of the Business will be the adjustment of the Inventory pursuant to this Section 2.04.

(b) Within ninety (90) days after the Applicable Closing Date, Seller shall prepare and deliver to Buyer a statement in the form of Schedule 2.04(b) to the Disclosure Letter (in its draft form, a “Price Adjustment Statement”), setting forth, with respect to each applicable Country Unit, (i) the book value of the Inventory, prepared in accordance with the Accounting Policies, transferred to Buyer in respect of such Country Unit as of the Applicable Closing Date (the “Closing Inventory”) and (ii) the Prepaid Tax Amount as of the Principal Closing Date. To the extent that the book value of the applicable Closing Inventory is greater than the applicable Inventory Target or less than the applicable Inventory Target, the Purchase Price shall be adjusted as described in Section 2.04(f) below. To the extent that the Prepaid Tax Amount (once final and binding pursuant to the provisions of this Section 2.04) as of the Principal Closing Date is greater than the Estimated Prepaid Tax Amount or less than the Estimated Prepaid Tax Amount, the Purchase Price shall be adjusted as described in Section 2.04(g) below.

(c) In connection with the preparation of each Price Adjustment Statement, (i) Buyer shall (A) assist, and shall cause its Affiliates to assist, Seller, its accountants, advisors and other representatives in its preparation of each Price Adjustment Statement and (B) afford to Seller, its accountants, advisors and other representatives, reasonable access during normal business hours to the personnel, properties, books and records of the Business to the extent relevant to the preparation of any Price Adjustment Statement (including taking and preparing physical counts of Inventory) and (ii) Seller shall, and shall cause its Affiliates to, consult with Buyer in good faith and provide Buyer, its accountants, advisors and other representatives with any reasonably requested information, data or back-up materials with respect to the calculation of the Closing Inventory. For purposes of this Section 2.04, the calculation of book value of the Inventory will reflect any accounting reserves or adjustments (net of obsolescence) and otherwise be determined in a manner consistent with Seller’s

Inventory and other relevant accounting policies used in the preparation of the Financial Information, set forth in Schedule 2.04(c) to the Disclosure Letter (the “Accounting Policies”).

(d) Each Price Adjustment Statement shall become final and binding upon the parties on the forty-fifth (45th) day following receipt thereof by Buyer unless Buyer gives written notice of its disagreement (a “Notice of Disagreement”) to Seller prior to such date. Any Notice of Disagreement shall specify in reasonable detail the nature and amount of any disagreement so asserted. If a timely Notice of Disagreement is received by Seller, then the relevant Price Adjustment Statement (as revised in accordance with clause (x) or (y) below) shall become final and binding upon the parties on the earlier of (x) the date the parties hereto resolve any differences they have with respect to any matter specified in the Notice of Disagreement or (y) the date any matters in dispute are resolved by an accounting firm (in accordance with the procedure set forth in this Section 2.04) selected by Seller and Buyer or, if the parties are unable to agree, an independent accounting firm selected by Seller’s and Buyer’s independent accounting firms (such firm, the “Accounting Firm”).

(e) Buyer and Seller acknowledge and agree that the dispute resolution provisions set forth in Section 11.12 shall not apply to any dispute described in this Section 2.04. During the thirty-(30) day period immediately following the delivery of a Notice of Disagreement, Seller and Buyer shall seek in good faith to resolve in writing any differences they may have with respect to any matter specified in the Notice of Disagreement. At the end of such thirty- (30) day period, Seller and Buyer shall submit for review and resolution by the Accounting Firm any and all matters which remain in dispute and which were included in the Notice of Disagreement, and the Accounting Firm shall make a final determination of the values set forth on the relevant Price Adjustment Statement (and shall use such determination to prepare the relevant final Price Adjustment Statement), which determination shall be binding on the parties; provided, however, the scope of such determination by the Accounting Firm shall be limited to: (i) those matters that remain in dispute and that were included in the Notice of Disagreement; (ii) whether, for each calculation of Inventory, such calculation was prepared in accordance with this Section 2.04, specifically, whether the Accounting Policies were used; and (iii) whether there were mathematical errors in the relevant Price Adjustment Statement, and the Accounting Firm is not authorized or permitted to make any other determination. Without limiting the generality of the foregoing, the Accounting Firm is not authorized or permitted to make any determination as to the accuracy of Section 3.06 or any other representation or warranty in this Agreement or as to compliance by Seller, Buyer or any of their respective Affiliates with any of the covenants in this Agreement (other than this Section 2.04). The relevant Price Adjustment Statement shall become final and binding on Buyer and Seller on the date the Accounting Firm delivers the relevant final Price Adjustment Statement to the parties. The fees and expenses of the Accounting Firm pursuant to this Section 2.04 shall be borne one-half each by Buyer and Seller.

(f) If the Price Adjustment Statement discloses that the book value of the applicable Closing Inventory exceeds the applicable Inventory Target, then the amount of such excess shall be added on a dollar-for-dollar basis to the Purchase Price. If the Price Adjustment Statement discloses that the book value of the applicable Closing Inventory is less than the applicable Inventory Target, then the Purchase Price shall be reduced on a dollar-for-dollar basis by the amount of such deficit. If the Price Adjustment Statement discloses that the book value of the applicable Closing Inventory is equal to the applicable Inventory Target, then there shall be no Inventory adjustment to the Purchase Price in respect of the Applicable Closing.

(g) If the Price Adjustment Statement discloses that the Prepaid Tax Amount as of the Principal Closing Date exceeds the Estimated Prepaid Tax Amount, then the amount of such excess shall be added on a dollar-for-dollar basis to the Purchase Price. If the Price Adjustment Statement discloses that the Prepaid Tax Amount as of the Principal Closing Date is less than the Estimated Prepaid Tax Amount, then the Purchase Price shall be reduced on a dollar-for-dollar basis by the amount of such deficit. If the Price Adjustment Statement discloses that the Prepaid Tax Amount as of the Principal Closing Date is equal to the Estimated Prepaid Tax Amount, then there shall be no Prepaid Tax Amount adjustment to the Purchase Price in respect of the Principal Closing.

(h) No payment pursuant to Section 2.04(f) or Section 2.04(g) need be made by either party until the date that is fifteen (15) business days after the determination of each final Price Adjustment Statement (the “Purchase Price Adjustment Due Date”); provided that, on or before any Purchase Price Adjustment Due Date, (i) Buyer (or one or more of its Affiliates as may be designated by Buyer) shall pay or cause to be paid to Seller (or one or more of the Selling Affiliates as may be designated by Seller), in immediately available funds by wire transfer to one or more bank accounts designated in writing by Seller at least two business days prior to such Purchase Price Adjustment Due Date, cash in U.S. dollars in an amount equal to the positive Purchase Price adjustment under Section 2.04(f) or Section 2.04(g), if any, or (ii) Seller (or one or more of its Affiliates as may be designated by Seller) shall pay or cause to be paid to Buyer (or one or more of its Affiliates as may be designated by Buyer), in immediately available funds by wire transfer to one or more bank accounts designated in writing by Buyer at least two business days prior to such Purchase Price Adjustment Due Date, cash in U.S. dollars in an amount equal to the negative Purchase Price adjustment under Section 2.04(f) or Section 2.04(g), if any.

SECTION 2.05. Allocation of Purchase Price. (a)Buyer and Seller shall use commercially reasonable efforts to agree on an allocation of the Purchase Price (the “Allocation”) prior to the Principal Closing Date. The Allocation shall allocate the Purchase Price and Assumed Liabilities among each of the Transferred Assets and Transferred Equity Interests (and among the assets held by Cordis Corporation) in a manner that incorporates, reflects and is consistent with Sections 1060 and 338 of the Code and this Section 2.05(a).

(b) Within forty-five (45) calendar days after the date of this Agreement, Seller shall deliver a reasonable draft of the Allocation (the “Proposed Allocation”) to Buyer. Except as provided in subparagraphs (c) and (d) of this Section 2.05, at the close of business on the forty-fifth (45th) calendar day after delivery of the Proposed

Allocation, the Proposed Allocation shall become binding upon Buyer and Seller, shall be set forth on Schedule 2.05(b) to the Disclosure Letter (the “Allocation Schedule”), and shall be the Allocation.

(c) Buyer shall raise any objection (so long as such objection is reasonable) to the Proposed Allocation in writing within forty-five (45) calendar days of the delivery of the Proposed Allocation. Buyer and Seller shall negotiate in good faith to resolve any differences within thirty (30) calendar days after delivery of Buyer’s objection. If Buyer and Seller reach written agreement amending the Proposed Allocation within such thirty (30) calendar day period the Proposed Allocation, as so amended, shall become binding upon Buyer and Seller, shall be set forth in the Allocation Schedule, and shall be the Allocation.

(d) Buyer and Seller acknowledge and agree that the dispute resolution provisions set forth in Section 11.12 of this Agreement shall not apply to any dispute described in this Section 2.05. If Buyer and Seller cannot agree on the Allocation within thirty (30) calendar days after delivery of Buyer’s objection, then all remaining disputed items shall be submitted for resolution by an independent appraisal firm mutually selected by Buyer and Seller. Buyer and Seller shall each request that the independent appraisal firm make a final determination as to the disputed items within thirty (30) calendar days after such submission. The Proposed Allocation shall be amended in accordance with the findings of such independent appraisal firm, and the Proposed Allocation, as so amended, shall become binding upon Buyer and Seller, shall be set forth in the Allocation Schedule, and shall be the Allocation. The fees, costs and expenses of the independent appraisal firm shall be borne equally by Buyer and Seller.

(e) The Allocation shall be amended to reflect any adjustments (including those described in Section 2.04) to the Purchase Price under this Agreement. If, after all adjustments to the Allocation are made, the Allocation with respect to the Closing Inventory of any Selling Affiliate, when expressed in the relevant local currency at the Exchange Rate used to determine the Closing Inventory is different from the local currency net book value recorded on the statutory books for the Closing Inventory of such Selling Affiliate as of the Applicable Closing Date, then the Allocation with respect to the Closing Inventory of such Selling Affiliate shall be adjusted so that it is equal to such local currency net book value, and the parties will agree to a corresponding upward or downward adjustment (as appropriate) elsewhere in the Allocation.

(f) Each of Seller, Buyer and their respective Affiliates shall prepare and file its Tax Returns (including Internal Revenue Service Form 8594) on a basis consistent with the Allocation and shall take no position inconsistent with the Allocation on any Tax Return or in any proceeding before any Taxing Authority or otherwise. In the event that the Allocation is disputed by any Taxing Authority, the party receiving notice of the dispute shall promptly notify the other party hereto, and both Seller and Buyer agree to use their commercially reasonable efforts to defend such Allocation in any audit or similar proceeding.

(g) In the event that the Allocation has not become final pursuant to this Section 2.05 by the Applicable Closing:

(i) The allocated purchase prices included in the Proposed Allocation shall be used for the purpose of (A) including allocated purchase prices in the Country Transfer Agreements for each Country Unit and (B) determining the amount of any payments made on the Principal Closing Date to the applicable Selling Affiliate with respect to such Country Unit. The inclusion of such allocated purchase prices shall not be deemed to waive, amend or otherwise alter any of the rights or obligations of the parties set forth in this Section 2.05 and shall not be used for any purpose in resolving, or result in any prejudice with respect to, any dispute with respect to the Proposed Allocation or the Allocation.

(ii) To the extent that the amounts paid to any Selling Affiliate on the Principal Closing Date are not equal to the portion of the Purchase Price allocated to such Selling Affiliate in the Allocation (with respect to any Selling Affiliate, the “Allocated Purchase Price”), the parties shall and shall cause their respective Affiliates to take all necessary actions to refund, repay and redistribute as promptly as reasonably practicable any amounts paid to any Selling Affiliate in excess of such Selling Affiliate’s Allocated Purchase Price, such that, after giving effect to any such refunds, repayments and redistributions, the amounts received by each Selling Affiliate shall be equal to such Selling Affiliate’s Allocated Purchase Price.

SECTION 2.06. Transfer Taxes and Other Costs. (a) All Transfer Taxes imposed on the transfer of the Transferred Equity Interests and the Transferred Assets to Buyer and assumption of the Assumed Liabilities by Buyer shall be borne and paid solely by Buyer when due in compliance with applicable Transfer Tax laws; provided, however, that if Seller is required by applicable Law to pay any such Transfer Taxes, then Seller shall pay such Transfer Taxes, and Buyer shall, subject to receipt of reasonably satisfactory evidence of Seller’s payment thereof, promptly reimburse Seller, whether or not such Transfer Taxes were correctly or legally imposed by the applicable Governmental Entity.

(b) Subject to Buyer providing Seller, at Seller’s request, with a list of Buyer’s Affiliates that Buyer has designated pursuant to Section 2.02(f) to purchase Transferred Assets or Transferred Equity Interests at least thirty (30) calendar days prior to the Applicable Closing Date, Seller shall deliver to Buyer at least twenty-five (25) calendar days before the Applicable Closing Date a schedule of expected Transfer Taxes with respect to the Applicable Closing by Seller or any Selling Affiliate as reasonably determined by Seller. Seller shall cooperate, as reasonably requested by Buyer, to minimize the amount of Transfer Taxes payable, including by claiming any available exemption or any available refund, credit or other recovery, and by executing and filing any invoices, forms or certificates reasonably required. The parties shall provide each other with any information reasonably requested in order to comply with applicable Transfer Tax Laws, where such information is connected with the Transfer Tax treatment or position in connection with the Transactions. The amount of any refund, credit or other recovery received or utilized by Seller of any Transfer Taxes shall be paid promptly by Seller to Buyer.

(c) Seller and Buyer shall file all necessary Tax Returns and other documentation required to be filed by it with respect to all Transfer Taxes, and, if required by applicable Law, the parties will, and will cause their Affiliates to, join in the execution of any such Tax Returns and other documentation. Seller and Buyer shall cooperate to minimize any Transfer Taxes described in Section 2.06(a) to the greatest extent permitted by applicable Law, including pursuant to any available exemption. Subject to the provisions of Section 2.06(d), the parties intend that, to the extent permitted by applicable Law, sales of the Transferred Assets pursuant to this Agreement will be treated as a transfer of a going concern for VAT purposes.

(d) As between Buyer and Seller, the determination of the amount of any Transfer Taxes (including whether any exemption from (or reduction in) Transfer Taxes is available) required to be paid to a Governmental Entity with respect to the consummation of the Transactions shall be made by Seller in good faith in its sole reasonable discretion; provided, however, that if Buyer reasonably disagrees with Seller’s determination with respect to any Transfer Tax and obtains prior to the applicable due date of the Transfer Tax (or prior to any other relevant date) a Reliance Opinion (which Reliance Opinion shall be addressed to Buyer or an Affiliate of Buyer, and not to Seller, but a copy of which is provided to Seller) to support Buyer’s position (it being agreed that Seller shall reimburse Buyer for half of any cost and expense incurred in obtaining such Reliance Opinion), then Buyer’s position shall control. Subject to the above, Seller shall control any Tax Proceeding relating to the availability of any exemption from Transfer Taxes required to be paid with respect to the consummation of the Transactions ; provided that Seller shall provide Buyer with a timely and reasonably detailed account of each phase of such Tax Proceeding, shall consult with Buyer before taking any significant action in connection with such Tax Proceeding, shall provide Buyer with drafts of any written materials prepared in connection with such Tax Proceeding, shall reflect any reasonable comments provided by Buyer in respect of any written materials prepared in connection with such Tax Proceeding and shall not settle, compromise or abandon any such Tax Proceeding without obtaining the prior written consent of Buyer, such consent not to be unreasonably withheld.

(e) All costs and fees (other than Transfer Taxes, Seller’s legal expenses and any allocation of corporate overhead of Seller or any of its Affiliates) associated with transferring to Buyer or one of its Affiliates the Transferred IP, the Transferred IT and marketing authorizations for the Products conveyed to Buyer at the Applicable Closing shall be borne and paid solely by Buyer and when due; provided, however, that if any such amount shall be incurred by Seller, Buyer shall, subject to receipt of satisfactory evidence of Seller’s payment thereof, promptly reimburse Seller.

(f) All costs and expenses (other than Transfer Taxes) associated with removing and moving any tangible Transferred Asset to a location designated by Buyer shall be borne and paid solely by Buyer when due; provided, however, that if any such amount shall be incurred by Seller, Buyer shall, subject to receipt of satisfactory evidence of Seller’s payment thereof, promptly reimburse Seller.

SECTION 2.07. Withholding Taxes

(a) Notwithstanding any provisions contained herein to the contrary, Buyer shall be permitted and entitled to deduct and withhold from any amount otherwise payable to any Person pursuant to this Agreement and any other Transaction Document such amounts as are required to be deducted and withheld under applicable Law. Any amounts so deducted and withheld shall be treated for all purposes of this Agreement as having been paid to such Person in respect of which such deduction and withholding was made. Within fifteen (15) days of the expected Applicable Closing Date, Buyer shall deliver a schedule of expected withholding amounts to Seller. Furthermore, Buyer and Seller shall reasonably cooperate with each other to reduce the amount of withholding Taxes imposed on the payment of any amount to any Person pursuant to this Agreement and any other Transaction Document to the extent permitted by applicable Law, including by reasonably cooperating in order to execute and file any forms or certificates reasonably required to claim an available reduced rate of, or exemption from, withholding Taxes.

SECTION 2.08. Delivery by Seller. (a) At the Principal Closing, Seller will deliver or cause to be delivered to Buyer (unless delivered previously), the following:

(i) the officer’s certificate referred to in Section 5.01(c) hereof;

(ii) the secretary’s certificate referred to in Section 5.01(d) hereof;

(iii) duly executed counterparts of the Ancillary Agreements as contemplated by Section 7.09;

(iv) stock certificates representing the Transferred Equity Interests, together with a stock power endorsed in blank;

(v) unless otherwise requested by Buyer, resignation letters from the directors and officers of the Transferred Companies;

(vi) duly executed counterparts of any Country Transfer Agreement related to the Principal Country Units;

(vii) a duly executed General Assignment, Patent Assignment and Trademark Assignment as contemplated by Section 2.02(a); and

(viii) a duly executed certificate by Seller substantially in the form of Exhibit J and with respect to Seller and any Selling Affiliate that is a U.S. person, a duly executed certificate of non-foreign status in accordance with Treasury Regulations Section l.1445-2(b)(2), in form reasonably agreed upon by the parties.

(b) At each Non-Principal Country Unit Closing, Seller shall deliver or cause to be delivered any applicable Country Transfer Agreement and any other documents specified therein or as contemplated by Section 2.02(a) with respect to each Country Unit to be transferred at such Non-Principal Country Unit Closing.

SECTION 2.09. Delivery by Buyer. (a) At the Principal Closing, Buyer will deliver or cause to be delivered to Seller or, as designated by Seller, one or more of Seller’s Affiliates (unless previously delivered), the following:

(i) the Purchase Price;

(ii) the officer’s certificate referred to in Section 5.02(c) hereof;

(iii) the secretary’s certificate referred to in Section 5.02(d) hereof;

(iv) duly executed counterparts of the Ancillary Agreements as contemplated by Section 7.09;

(v) duly executed counterparts of any Country Transfer Agreement related to the Principal Country Units;

(vi) a duly executed Assumption Agreement as contemplated by Section 2.02(c); and

(vii) the Estimated Prepaid Tax Amount.

(b) At each Non-Principal Country Unit Closing, Buyer shall deliver or cause to be delivered any applicable Country Transfer Agreement and any other documents specified therein with respect to each Country Unit to be transferred at such Non-Principal Country Unit Closing (including a duly executed assumption agreement with respect to the Assumed Liabilities of the applicable Non-Principal Country Unit as contemplated by Section 2.02(c)).

ARTICLE III

Representations and Warranties of Seller

Buyer acknowledges and agrees that the Transferred Assets are sold “as is, where is” and Buyer agrees to accept the Transferred Assets on the relevant Closing Date in the condition they are in at the place they are located on such Closing Date based on its own inspection, examination and determination with respect to all matters, and without reliance upon any express or implied representations or warranties of any nature made by, on behalf of or imputed to Seller, other than the representations and warranties of Seller expressly set forth in this Agreement. BUYER AGREES THAT THE REPRESENTATIONS AND WARRANTIES GIVEN HEREIN BY SELLER ARE IN

LIEU OF, AND BUYER HEREBY EXPRESSLY WAIVES ALL RIGHTS TO, ANY IMPLIED WARRANTIES THAT MAY OTHERWISE BE APPLICABLE BECAUSE OF THE PROVISIONS OF THE UNIFORM COMMERCIAL CODE OR ANY OTHER STATUTE, INCLUDING THE WARRANTIES OF MERCHANTABILITY AND FITNESS FOR A PARTICULAR PURPOSE.

Subject to the foregoing and except as set forth in the Disclosure Letter, Seller represents and warrants to Buyer as follows:

SECTION 3.01. Organization and Good Standing. (a) Each of Seller, the Selling Affiliates and the Transferred Companies is a legal entity duly organized, validly existing and in good standing (where such concept is recognized in the relevant jurisdiction) under the Laws of its jurisdiction of incorporation or formation, and has all requisite corporate power and authority to own or lease and operate its respective properties relating to the Business and to carry on the Business as now being operated and conducted. True and complete copies of the articles of incorporation and by-laws (or other charter documents) of the Transferred Companies have been made available in the Data Room.

(b) Schedule 3.01(b)(i) to the Disclosure Letter sets forth the authorized capitalization of each of the Transferred Companies and the number of shares of each class of capital stock or other equity interests in each of the Transferred Companies. There are no outstanding warrants, options, agreements, subscriptions, convertible or exchangeable securities or other Contracts pursuant to which any of the Transferred Companies is or may become obligated to issue, sell, purchase, return or redeem any shares of capital stock or other securities or other equity interests of any of the Transferred Companies, and no equity securities or other equity interests of any of the Transferred Companies are reserved for issuance for any purpose. Except as set forth on Schedule 3.01(b)(i) to the Disclosure Letter, none of the Transferred Companies has any subsidiaries and, except as set forth on Schedule 3.01(b)(ii) to the Disclosure Letter, none of the Transferred Companies own any equity interests, limited liability company interests or capital stock in any other Person.

SECTION 3.02. Authority. Seller has full power and authority to execute and deliver this Agreement and the Final Binding Offer Letter and to carry out, or cause to be carried out, the transactions contemplated hereby and thereby. Seller and each of the Selling Affiliates have, or will have at the Applicable Closing, full power and authority to execute and deliver each Transaction Document (other than this Agreement and the Final Binding Offer Letter) to which it is or will be a party and to carry out, or cause to be carried out, the transactions contemplated by each of the Transaction Documents (other than this Agreement and the Final Binding Offer Letter) to which it is or will be a party. This Agreement and the Final Binding Offer Letter have been duly authorized by all necessary action on the part of Seller and have been duly executed and delivered by Seller and constitute valid and legally binding obligations of Seller in accordance with their terms, except as such enforceability may be limited by (a) bankruptcy, insolvency, reorganization, moratorium or other similar Laws affecting or relating to creditors’ rights generally and (b) the availability of injunctive relief and other equitable remedies. Each of the Transaction Documents (other than this Agreement and the Final Binding Offer Letter) has been duly authorized by all necessary action on the part of Seller and each Selling Affiliate and has been, or will be at the Applicable Closing, duly executed and delivered by Seller and each such Selling Affiliate and constitutes or will constitute a valid and legally binding obligation of Seller and each such Selling Affiliate in accordance with its terms, except as such enforceability may be limited by (a) bankruptcy, insolvency, reorganization, moratorium or other similar Laws affecting or relating to creditors’ rights generally and (b) the availability of injunctive relief and other equitable remedies.

SECTION 3.03. Title to Tangible Property and Transferred Equity Interests. (a) Except as otherwise set forth on Schedule 3.03(a) to the Disclosure Letter, or as otherwise disclosed in this Agreement, Seller or a Selling Affiliate has good and valid title to all the owned tangible Transferred Assets and valid rights to all the leased tangible Transferred Assets, and has the right to transfer or assign (or cause to be transferred or assigned), in accordance with the terms of this Agreement, such title to the owned tangible Transferred Assets and such rights to the leased tangible Transferred Assets, in each case, free and clear of any Liens other than Permitted Liens. This Section 3.03(a) does not relate to Transferred Real Property or interests in Transferred Real Property, such items being the subject of Section 3.05.

(b) Seller or a Selling Affiliate has good and valid title to the Transferred Equity Interests and the certificates representing the Transferred Equity Interests, free and clear of any Liens and is the record and the beneficial owner of all shares of Transferred Equity Interests. The Transferred Equity Interests are (to the extent applicable) duly authorized, validly issued, fully paid and nonassessable.

SECTION 3.04. Assets of the Business. The Transferred Assets, together with (a) the Shared Services, (b) the services and licenses to be provided by the Selling Affiliates to Buyer and its Affiliates pursuant to the Ancillary Agreements and (c) the Excluded Assets identified in clauses (i) – (xvii) of Annex 2.02(b), constitute all of the assets used in the Business as it is conducted as of the date of this Agreement. Except as set forth on Schedule 3.04 to the Disclosure Letter, the Transferred Assets, together with (i) the Shared Services, (ii) the services to be provided by the Selling Affiliates to Buyer and its Affiliates pursuant to the Ancillary Agreements and (iii) the Excluded Assets identified in clauses (i) – (iv), (vi), (vii), (xiii), (xv) and (xvi) of Annex 2.02(b), are sufficient in all material respects for the conduct of the Business as currently conducted. Neither Biosense Webster, Inc. nor the Codman Neuro division of DePuy Orthopaedics, Inc. is involved in the development, manufacturing, marketing, distribution or sale of Products, other than being party to certain Commingled Contracts and other than immaterial collaboration on marketing activities such as shared trade show booths.

SECTION 3.05. Transferred Real Property. (a) (i) Seller or a Transferred Company has good and valid title to the Transferred Real Property, free and clear of any Liens, other than Permitted Liens, and (ii) Schedule 3.05(a) to the Disclosure Letter sets forth all leases, subleases, licenses, concessions or other agreements, written or oral, granting to any party or parties the right of use or occupancy of any portion of the Transferred Real Property. None of the Transferred Real Property is subject to any first refusal, purchase option, right to purchase or other similar right.

(b) Except as set forth on Schedule 3.05(b) to the Disclosure Letter and except as would not be material to the Business, (i) all improvements located on the Transferred Real Property have received all necessary approvals of Governmental Entities (including licenses and permits) required in connection with the use thereof being made as of the date of this Agreement, (ii) there are no judicial or administrative actions or proceedings pending or, to Seller’s knowledge, threatened in writing under any condemnation, environmental, zoning, eminent domain, land-use or other Law applicable to the Transferred Real Property which, if adversely decided, would interfere with the present use in the Business of the Transferred Real Property and (iii) there are no outstanding unpaid assessment notices against any of the Transferred Real Property.

(c) The Transferred Companies do not own any real property other than the Transferred Real Property.

(d) This Section 3.05 does not relate to any environmental matters, such items being the subject of Section 3.14.

SECTION 3.06. Financial Information; No Undisclosed Liabilities. (a) The Financial Information provided to Buyer has been prepared from the books and records of Seller and has been prepared in accordance with the Accounting Policies, applied on a consistent basis throughout the periods covered thereby, and fairly presents in all material respects the net inventory and net property, plant and equipment of the Business as of the respective dates indicated therein, and the sales to customers, gross profit and operating income of the Business for the periods covered thereby.

(b) There are no material liabilities included in the Assumed Liabilities, except (i) as included, reserved against or reflected in the Financial Information, (ii) as covered by the subject matter of the representations and warranties set forth in this Article III (other than this Section 3.06), (iii) as set forth on Schedule 3.06(b) to the Disclosure Letter or (iv) for those arising in the ordinary course of business consistent with past practice since December 28, 2014.

SECTION 3.07. Consents and Approvals; Absence of Violation or Conflicts. Neither the execution and delivery of this Agreement or any of the other Transaction Documents by Seller and the Selling Affiliates, nor the consummation by Seller and the Selling Affiliates of the Transactions nor compliance by Seller and the Selling Affiliates with any of the provisions hereof or thereof shall: (i) conflict with or result in any breach of any provisions of the respective certificate of incorporation, by-laws or similar organizational documents of Seller, the Transferred Companies or any of the Selling Affiliates; (ii) require any material consent, approval, authorization or permit of, or filing with or notification to, any Governmental Entity, except (a) in connection with the Anti-Trust Filings and (b) any consent, approval, authorization or permit required to be obtained by Buyer or filing or notification required to be made by Buyer in order to take title to the Transferred Assets or otherwise operate the Business, which consent, approval, authorization or permit is standard in transactions of the type contemplated hereby; (iii) violate in any material respect any Law applicable to Seller or the Transferred Assets; (iv) result in any material violation or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation, material modification or acceleration of any material obligation under any of the terms, conditions or provisions of any Material Transferred Contract or Material Distribution Contract or (v) result in the creation of any material Lien (other than Permitted Liens) upon any of the Transferred Assets, except, in the case of the foregoing clause (ii), where the failure to obtain any such consent, approval, authorization or permit, or to make such filing or notification, would not reasonably be expected, individually or in the aggregate, to adversely affect, in any material respect, the ability of Seller or any of the Selling Affiliates to perform their obligations under this Agreement or consummate the Transactions.

SECTION 3.08. Compliance with Laws; Licenses and Permits. (a) Seller’s conduct of the Business and ownership and use of the Transferred Assets are, and since January 1, 2013, have been, in material compliance with all applicable Laws. Seller (or one of its Affiliates) has all material permits, approvals, registrations, licenses, grants, authorizations, exemptions, orders and consents with respect to the Business as it is now being conducted, each of which is valid and in full force and effect.

(b) This Section 3.08 does not relate to labor and employee matters, employee benefit matters or environmental matters, such items being the subject of Sections 3.12, 3.13 and 3.14, respectively. This Section 3.08 also does not relate to product registrations, product recalls or product defect matters or Taxes, such items being the subject of Section 3.17 and 3.18, respectively.

SECTION 3.09. Transferred Contracts and Material Contracts. (a) Schedule 3.09(a)(i) to the Disclosure Letter sets forth all of the Material Transferred Contracts, Schedule 3.09(a)(ii) to the Disclosure Letter sets forth all of the Material Distribution Contracts and Schedule 3.09(a)(iii) to the Disclosure Letter sets forth all of the Material Commingled Contracts, in each case, as of the date of this Agreement.

(b) “Material Transferred Contracts” means (other than the Transferred IP Licenses and Collective Bargaining Agreements) each Transferred Contract:

(i) the performance of which is reasonably expected to involve annual payments on the part of Seller, any Selling Affiliate or any Transferred Company, or pursuant to which Seller, any Selling Affiliate or any Transferred Company reasonably expects to receive annual revenue in excess of one million dollars ($1,000,000) (excluding sales orders and purchase orders issued in the ordinary course of business);

(ii) with respect to a joint venture, partnership or other similar agreement;

(iii) which (A) limits or purports to limit the ability of Seller, any Selling Affiliate or any Transferred Company to compete in any line of business or with any Person or in any geographic area or during any period of time or (B) contains exclusivity obligations or restrictions binding on Seller, any Selling Affiliate or any Transferred Company or that would be binding on Buyer or any of its Affiliates (including the Transferred Companies) after the Principal Closing, other than, in the case of each of clauses (A) and (B), customary exclusive distribution agreements for the Products entered into in the ordinary course of business consistent with past practice;

(iv) that contains any material indemnification rights or obligations, or credit support relating to such indemnification rights or obligations, other than any of such indemnification rights or obligations incurred in the ordinary course of business;

(v) that grants a Lien (other than a Permitted Lien) on any material Transferred Asset (other than a Lien that will be released as of the Applicable Closing Date);

(vi) that is a Transferred Real Property Lease;

(vii) that provides for the sale of any material Transferred Asset (other than sales of Inventory in the ordinary course of business) or the grant of any preferential rights (including most favored nation pricing provisions, a right of first offer or first refusal or any option) to purchase any material Transferred Asset, which Contract is valued at an amount in excess of two hundred fifty thousand dollars ($250,000);

(viii) under which (A) any Person has directly or indirectly guaranteed any liabilities or obligations of Seller or any Selling Affiliate or (B) Seller or any Selling Affiliate has guaranteed any liabilities or obligations of any other Person;

(ix) that is (A) a settlement or similar Contract with any Governmental Entity or (B) an order or consent of any Governmental Entity to which Seller, any Selling Affiliate or any Transferred Company is subject, involving material performance by Seller, such Selling Affiliate or such Transferred Company after the date of this Agreement;

(x) that provides for the manufacture of Products (or any part thereof) or the supply of raw materials or other components used in the manufacture of Products (or any part thereof), in each case excluding any sales orders and purchase orders in the ordinary course of business, for Seller, any Selling Affiliate or any Transferred Company; or

(xi) that is between Seller or any Selling Affiliate and the Notified Body or Notified Bodies in the European Union and Turkey.

(c) Except as set forth on Schedule 3.09(c) to the Disclosure Letter, (i) subject to bankruptcy, insolvency, reorganization, moratorium or other similar Laws affecting or relating to creditors’ rights generally, each Material Transferred Contract and

Material Distribution Contract is valid, binding and in full force and effect with respect to Seller, the relevant Selling Affiliate or the relevant Transferred Company and, to the knowledge of Seller, each other party thereto and (ii) none of Seller, the relevant Selling Affiliate or the relevant Transferred Company is, or, as of the date of this Agreement, has received written notice alleging that it is, in material default or breach under any Material Transferred Contract or Material Distribution Contract. To the knowledge of Seller, as of the date of this Agreement, none of the other parties to any Material Transferred Contract or Material Distribution Contract is in material default thereunder. Seller has made available to Buyer a true and complete copy of each Material Transferred Contract and Material Distribution Contract (including all material modifications and amendments thereto and waivers thereunder) or form of Material Transferred Contract and Material Distribution Contract.

(d) “Material Commingled Contracts” means each Commingled Contract the performance of which is reasonably expected to involve, in each case solely with respect to the Business, annual payments on the part of Seller, any Selling Affiliate or any Transferred Company, or pursuant to which Seller, any Selling Affiliate or any Transferred Company reasonably expects to receive annual revenue in excess of one million dollars ($1,000,000) (excluding sales orders and purchase orders issued in the ordinary course of business).

SECTION 3.10. Intellectual Property Rights. (a) Except as set forth on Schedule 3.10(a)(i) to the Disclosure Letter, Seller, a Transferred Company or a Selling Affiliate is the sole and exclusive owner of all right, title and interest in and to the Transferred IP. Except as set forth on Schedule 3.10(a)(ii) to the Disclosure Letter, the Transferred IP contains all of the Trademarks used exclusively in the conduct of the Business, and all of the Patents and other material IP Rights under which the Business operates as conducted by Seller immediately prior to the date of this Agreement. The Patents included in the Transferred IP include all unexpired patents and pending patent applications worldwide that cover the Products, but not including any Excluded IP Rights. The Transferred IP comprises all of the IP Rights of Seller or any of its Affiliates that are necessary to operate the Business in all material respects as currently conducted.

(b) Except with respect to non-exclusive licenses granted to third parties in the ordinary course of business to the extent not material to the Business, agreements with suppliers, distributors or customers entered into in the ordinary course of business or as otherwise contemplated by this Agreement, and except for “shrink wrap,” “commercially available off the shelf software package” or “click through” licenses, Schedule 3.10(b) to the Disclosure Letter lists, as of the date of this Agreement, all of the Contracts: (i) pursuant to which Seller and its Affiliates obtained the right to use or practice rights under third-party IP Rights (excluding Copyright rights) that are used primarily in and are material to the conduct of the Business, (ii) by which Seller or any of its Affiliates has licensed or otherwise authorized a third party to use any Transferred IP, (iii) otherwise granting or restricting the right to use Transferred IP and (iv) transferring, assigning or indemnifying with respect to the Transferred IP, including, in each case, license agreements, settlement agreements and covenants not to sue (collectively, the “Licensed IP Contracts”). Subject to bankruptcy, insolvency, reorganization, moratorium or other similar Laws affecting or relating to creditors’ rights generally, each Licensed IP Contract is valid, binding and in full force and effect with respect to Seller or the relevant Selling Affiliate and, to the knowledge of Seller, the other party thereto. Neither Seller nor the relevant Selling Affiliate is in material default under any Licensed IP Contract and to the knowledge of Seller, as of the date of this Agreement, none of the other parties to any Licensed IP Contract is in material default thereunder.

(c) Seller or its Affiliates have taken reasonable measures to protect the confidentiality of their respective trade secrets included in the Transferred IP. Seller or its Affiliates have used commercially reasonable efforts to maintain the secrecy of their respective confidential IP Rights currently used in the Business.

(d) Except as set forth on Schedule 3.10(d) to the Disclosure Letter, (i) to the knowledge of Seller, the Transferred Companies have not materially infringed on, and the operation of the Business as currently conducted does not materially infringe on, the IP Rights of any Person and (ii) there are no material adverse third-party actions or claims pending against Seller or any of its Affiliates by any Person in any court, arbitration or by or before any Governmental Entity, and since January 1, 2013, there have been no written third-party allegations, in any such case (A) to the effect that the operation or conduct of the Business constitutes a material infringement of the IP Rights of such Person or (B) challenging or seeking to deny or restrict in any material respect the rights of Seller or its Affiliates in the Transferred IP.

(e) Except as set forth on Schedule 3.10(e) to the Disclosure Letter, as of the date of this Agreement, there are no claims pending or, to the knowledge of Seller, threatened in writing by Seller or any of its Affiliates against any Person, nor has Seller or any of its Affiliates sent any written notice to any Person, regarding any actual or potential infringement, dilution, misappropriation or other unauthorized use in any material respect of any material Transferred IP.

(f) Except as set forth on Schedule 3.10(f) to the Disclosure Letter, Seller and its Affiliates have taken commercially reasonable measures to maintain the material Transferred IP under any applicable Law (including making and maintaining in full force and effect all necessary filings, registrations and issuances). To the knowledge of Seller, none of Seller, the Transferred Companies or the Selling Affiliates are using the material Transferred IP in a manner that would reasonably be expected to result in the cancellation or unenforceability of such Transferred IP (other than abandonments, expirations, cancellations and the like occurring in the ordinary course of business that are not material to the Business). The material Transferred IP is subsisting and, to the knowledge of Seller, valid and enforceable.

(g) No current or former employee, consultant or contractor of Seller or any of its Affiliates has any valid claim of ownership, in whole or in part, to the material Transferred IP or derivative works thereof, or has asserted in writing any such claim of ownership or right. All material Transferred IP that is owned (or purported to be owned) by Seller, any Transferred Company or any Selling Affiliate was (i) developed by employees of Seller, such Transferred Company or such Selling Affiliate within the scope of their employment; or (ii) developed by independent contractors who have irrevocably assigned the entire right, title, and interest in and to such material Transferred IP to Seller, a Transferred Company and/or a Selling Affiliate pursuant to written agreements.

SECTION 3.11. Legal Proceedings, etc. (a) Except as set forth on Schedule 3.11(a) to the Disclosure Letter, (i) as of the date of this Agreement, there are no Business Claims pending or, to the knowledge of Seller, threatened in writing, against Seller or any of its Affiliates with respect to which liability is reasonably anticipated to exceed one hundred and fifty thousand dollars ($150,000) and (ii) as of the Principal Closing Date, there are no material Business Claims pending or, to the knowledge of Seller, threatened in writing, against Seller or any of its Affiliates.

(b) This Section 3.11 does not relate to intellectual property matters, labor and employee matters, employee benefit matters or environmental matters, such items being the subject of Sections 3.10, 3.12, 3.13 and 3.14, respectively. This Section 3.11 also does not relate to product registrations, product recalls or product defect matters, or Taxes, such items being the subject of Sections 3.17 and 3.18, respectively.

SECTION 3.12. Labor and Employee Matters. (a) Schedule 3.12(a) to the Disclosure Letter contains a complete and accurate list, as of the date of this Agreement, of each collective bargaining, works council or other material labor union contract or labor arrangement covering any Employee of the Business located in the Major Market Countries, excluding any national or industry contract or arrangement (the “Major Market CBAs”). True and complete copies of all Major Market CBAs have been made available in the Data Room. As soon as practicable after the date of this Agreement and in no event later than thirty (30) days prior to the Principal Closing Date, Seller shall provide Buyer a revised Schedule 3.12(a) to the Disclosure Letter, which shall list, as of the date of this Agreement, each collective bargaining, works council or other material labor union contract or labor arrangement covering any Employee of the Business, excluding any national or industry contract or arrangement (the “Collective Bargaining Agreements”), and true and complete copies of all Collective Bargaining Agreements will be made available in the Data Room at least thirty (30) days prior to the Principal Closing Date. As of the date of this Agreement, no other union or labor organization is currently certified or recognized and, there are no ongoing, pending (for which Seller has received notice) or, to the knowledge of Seller, threatened strikes, material work stoppages, material requests for representation, material pickets or material walkouts that involve the labor or employment relations of Seller and its Affiliates with any Employee of the Business. As of the date of this Agreement, there is no material unfair labor practice, charge or complaint ongoing, pending (for which Seller has received notice), unresolved or, to the knowledge of Seller, threatened before any court, arbitrator, the National Labor Relations Board or any other Governmental Entity relating to any Employee of the Business.

(b) With respect to the Employees of the Business, each of Seller and its Affiliates is in material compliance with the terms of the Collective Bargaining Agreements and all applicable Laws pertaining to employment, employment practices and the employment of labor, including all such Laws relating to employment agreements, labor relations, employee Personal Information, equal employment opportunities, fair employment practices, prohibited discrimination or distinction, consultation and/or information, wages, hours, working time, safety and health and workers’ compensation.

SECTION 3.13. Employee Plans. (a) Schedule 3.13(a) to the Disclosure Letter lists, as of the date of this Agreement, each material Business Employee Benefit Plan (excluding any offer letter or employment agreement required by applicable Law or any Collective Bargaining Agreement) in which any Employee of the Business located in the Major Market Countries is entitled to participate or to which he or she is a party (the “Major Market Plans”) and each such Major Market Plan that is an Assumed Benefit Plan sponsored by a Transferred Company is identified with an asterisk on Schedule 3.13(a) to the Disclosure Letter. As soon as practicable after the date hereof and in no event later than thirty (30) days prior to the Principal Closing Date, Seller shall provide Buyer a revised Schedule 3.13(a) to the Disclosure Letter, which shall list, as of the date such revised Schedule 3.13(a) to the Disclosure Letter is provided, each Business Employee Benefit Plan (other than any offer letter or employment agreement required by applicable Law or by any Collective Bargaining Agreement) (the “Listed Plans”) in which any Employee of the Business is entitled to participate or to which he or she is a party, and such revised Schedule 3.13(a) to the Disclosure Letter shall identify with an asterisk each Listed Plan that is an Assumed Benefit Plan sponsored by a Transferred Company.

(b) With respect to each Major Market Plan that is an equity-based compensation plan in the United States, true and complete copies have been filed with the SEC as of the date of this Agreement. With respect to each Major Market Plan that is a defined benefit pension or retiree medical benefit plan in the United States, a summary of material terms thereof has been made available in the Data Room as of the date of this Agreement. Except as set forth in this Section 3.13(b), (i) with respect to each Major Market Plan, true and complete copies of all plan documents (including all amendments and modifications thereof) or a summary of material terms thereof, or a form or sample of each material employment agreement (including an actual copy of any such agreement that contains material individualized terms, other than, for the avoidance of doubt, terms with respect to information covered by Section 8.01(b) or employee names or addresses) have been made available in the Data Room as of the date of this Agreement; (ii) with respect to each Listed Plan other than any equity based compensation, defined benefit pension or retiree medical benefit plan in the United States, true and complete copies of all plan documents (including amendments and modifications thereof) or a summary of material terms thereof, or a form or sample of each material employment agreement (including an actual copy of any such agreement that contains material individualized terms, other than, for the avoidance of doubt, terms with respect to information covered by Section 8.01(b) or employee names or addresses), shall have been made available in the Data Room as soon as practicable after the date hereof and in no event later than thirty (30) days prior to the Principal Closing Date; (iii) with respect to each Assumed Benefit Plan sponsored by a Transferring Company, each writing constituting a part of such Assumed Benefit Plan, or, with respect to any such plan in a jurisdiction outside of the United States in which formal plan documents are not customary, a summary of the material terms of such plan, shall have been made available in the Data Room as of the Date of this Agreement; (iv) with respect to any Assumed Benefit Plan that provides defined benefit pension or retiree medical benefits, a good faith estimate of the accumulated benefit obligation or accumulated postretirement benefit obligation of such Assumed Benefit Plan, as applicable, with respect to liabilities that, to the knowledge of Seller, may become obligations of Buyer and its Affiliates, shall have been delivered to Buyer as of the date of this Agreement; and (v) with respect to any Assumed Benefit Plan described in the preceding clause (iv) that is funded, a good faith estimate of the value of the assets of such plan that, to the knowledge of Seller, may transfer to Buyer pursuant to Annex 2.02(a)(xii), shall have been delivered to Buyer as of the date of this Agreement.

(c) There does not now exist, nor do any circumstances exist that could reasonably be expected to result in, any Controlled Group Liability that could be a liability of Buyer and its Affiliates following the Closing in respect of any employee benefit plan maintained or contributed to by Seller and its Affiliates and that is not an Assumed Benefit Plan.

(d) Each Assumed Benefit Plan (and each related trust, insurance contract or fund) (i) has been maintained, contributed to, funded, operated and administered in all material respects in accordance with the terms of such Assumed Benefit Plan and in accordance in all material respects with ERISA, the Code and any other applicable Law, (ii) if intended to qualify for special Tax treatment, meets in all material respects all requirements for such treatment and (iii) if intended to be funded and/or book-reserved, is fully funded and/or book reserved, as appropriate, based upon reasonable actuarial assumptions and as required by applicable Law. There are no material pending or threatened claims (other than claims for benefits in the ordinary course), lawsuits or arbitrations that have been asserted in respect of Assumed Benefit Plans that could reasonably be expected to result in any material liability to any Governmental Entity, any participant in any Assumed Benefit Plan or any other party.

(e) Neither the execution of this Agreement nor the consummation of the Transactions (whether alone or together with any other events) will, subject to Buyer’s compliance with its obligations under Section 8.01 of this Agreement, result in or cause the accelerated vesting, funding or delivery of or increase the amount of any, payment or benefit to any Employee of the Business, in each case, except for arrangements relating to the exercise by an Employee of the Business of any rights under applicable Law (including any right to object to a mandatory transfer of employment to Buyer or any of its Affiliates and any right to reject an offer of employment from Buyer or any of its Affiliates). No amount paid or payable (whether in the form of cash, property or other benefits) by Seller in connection with the Transactions hereby (whether alone or together with any other events) will be an “excess parachute payment” within the meaning of Section 280G of the Code.

SECTION 3.14. Environmental Matters.

(a) Seller and its Affiliates, with respect to the Business, (i) are and, since January 1, 2013, have been, in compliance in all material respects with Environmental

Laws; (ii) have not received any written or, to the knowledge of Seller, oral communication from any Person alleging that Seller or any of its Affiliates is in material violation of or has any material liability arising under any Environmental Law, except to the extent the substance of any such communication has been materially resolved; (iii) have obtained, or have timely applied for, all material approvals and permits required under Environmental Laws to conduct the Business as conducted as of the date of this Agreement (“Environmental Permits”); (iv) are, and since January 1, 2013, have been, in material compliance with all terms and conditions of such Environmental Permits; (v) to the knowledge of Seller, have not Released any Hazardous Materials at any Transferred Real Property that require material remediation under any Environmental Law; and (vi) are not subject to any pending or, to the knowledge of Seller, threatened, material Environmental Claim against Seller, its Affiliates or any Person whose liability Seller has retained or assumed either contractually or by operation of Law.

(b) To the knowledge of Seller, none of the following are present at any of the Transferred Real Property in a manner or to an extent that would result in a material liability under Environmental Law: (i) underground storage tanks containing, or landfills used for the disposal of, Hazardous Materials; (ii) wetlands that have been filled in by Seller; (iii) “toxic mold”; or (iv) asbestos-containing building materials.

(c) Seller has provided materially true and accurate copies of all material Phase I and Phase II environmental site assessment reports completed during, and material Seller annual environmental, health and safety compliance management action plans for each of, the five (5) years prior to the date hereof with respect to the Transferred Real Properties that are in Seller’s or its Affiliates’ possession or control.

(d) Notwithstanding any provision to the contrary, this Section 3.14 shall constitute the sole representations and warranties with respect to environmental matters.

SECTION 3.15. Absence of Certain Developments. Except as set forth on Schedule 3.15 to the Disclosure Letter, from December 28, 2014 to the date of this Agreement, (a) the Business has been operated in the ordinary course of business consistent with past practice in all material respects, (b) there have not been any effects, events, occurrences, circumstances or changes that, individually or in the aggregate, have resulted or would reasonably be expected to result in a Material Adverse Effect and (c) there has not been any action taken by Seller or its Affiliates that, if taken during the period from the date of this Agreement through the applicable Closing Date without Buyer’s consent, would constitute a breach of clauses (iv)-(ix), (xi), (xiii) and (xiv) (insofar as it relates to clauses (iv)-(ix), (xi) and (xiii)) of Section 6.01(b).

SECTION 3.16. Brokerage Fees. There are no claims for brokerage commissions, finders’ fees or similar compensation in connection with the Transactions based on any arrangement or agreement made by or on behalf of Seller or any Selling Affiliate.

SECTION 3.17. Product Registrations; Recalls. (a) Schedule 3.17(a) to the Disclosure Letter sets forth, as of the date of this Agreement, a list of the marketing approvals, clearances or other authorizations used to market the Products and granted or pending with any Governmental Entity (the “Product Registrations”), except for those approvals, clearances and authorizations that are not material to the Business.

(b) Seller has exclusive ownership, or has obtained beneficial use, of all material Product Registrations, and all such Product Registrations are and, to the extent freely transferrable by Seller, will be immediately after the Applicable Closing, valid and in full force and effect. No proceedings are (i) pending against Seller or, to the knowledge of Seller, against any third-party holding a Product Registration, or (ii) to the knowledge of Seller, threatened in writing to revoke, suspend, or modify in any material respect any Product Registration, other than in the case of clauses (i) and (ii) those that would not be material to the Business. To the knowledge of Seller, there is no false, misleading or unreliable data or information or material omission in any Product Registration.

(c) Since January 1, 2013, there has not been conducted or requested in writing, nor, to the knowledge of Seller, is there any current consideration by Seller or any Governmental Entity of, any material recall in respect of any Product, except as set forth on Schedule 3.17(c) to the Disclosure Letter.

(d) Except for ordinary course inquiries by Governmental Entities or as set forth on Schedule 3.17(d) to the Disclosure Letter, there are not presently pending, or, to the knowledge of Seller, threatened in writing, (i) any Product Claims as of the date of this Agreement, with respect to which liability is reasonably anticipated to exceed one hundred fifty thousand dollars ($150,000) or (ii) as of the Principal Closing Date, any material Product Claims. No Product is (i) adulterated within the meaning of 21 U.S.C. § 351, (ii) misbranded within the meaning of 21 U.S.C. § 352 or (iii) in violation of 21 U.S.C. §§ 360 or 360e, in each case as would be a material violation of applicable Law.

SECTION 3.18. Taxes.

(a) All material Tax Returns that are required to be filed by or on behalf of each Transferred Company have been filed (taking into account any applicable extensions). All such Tax Returns were correct and complete in all material respects and were prepared and filed in material compliance with all applicable Laws.

(b) All material Taxes of, or required to be paid by, each Transferred Company have been paid, except for Taxes being contested in good faith through appropriate proceedings and for which adequate reserves have been established in the accounting books and records prior to the date hereof.

(c) There are no Liens for a material amount of Taxes upon any of the Transferred Assets or any other assets of the Business, except for Permitted Liens.

(d) For purposes of the election under Section 338(h)(10) of the Code, Cordis Corporation is a member of the consolidated group of which Johnson & Johnson is the common parent. Neither Seller nor any Stock Selling Affiliates has taken or agreed to take any action or is aware of any fact or circumstances that would prevent or impede, or could reasonably be expected to prevent or impede, the making of the Section 338(h)(10) Election with respect to Cordis Corporation.

(e) No Transferred Company is the subject of a Tax audit, examination or other proceeding with respect to material Taxes, and no such audit, examination or other proceeding has been threatened in writing.

(f) There are no outstanding agreements or consents extending or waiving (or having the effect of extending or waiving) the statutory period of limitations applicable to any claim for, or the period for the collection or assessment or reassessment of, material Taxes due from any Transferred Company for any taxable period and no request for any such waiver or extension is currently pending.

(g) No Transferred Company (i) is a party to, bound by, or obligated under any Tax sharing, allocation or similar agreement or arrangement, (ii) is or was a member of any affiliated, consolidated, combined, unitary or other group for Tax purposes (other than any such group the common parent of which is Johnson & Johnson, Cordis Corporation or any of their Subsidiaries), (iii) has any material liability for Taxes of any Person (other than a Transferred Company) under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local or non-U.S. Tax Law), as transferee, successor or otherwise or (iv) is subject to any “closing agreement” within the meaning of Section 7121 of the Code (or any similar provision of state, local or non-U.S. Tax Law), private letter ruling, or other written agreement with a Taxing Authority regarding Taxes or Tax matters.

(h) No Transferred Company has participated in a “listed transaction,” as such term is defined in Treasury Regulations Section 1.6011-4(b)(2).

(i) All material Taxes which each Transferred Company is obligated to withhold from amounts owing to any employee, creditor, shareholder, related party, third party or other Person have been duly and timely withheld and paid over to the relevant Taxing Authority.

(j) No claim has been made by any Taxing Authority in a jurisdiction where any Transferred Company has not filed a Tax Return that it is or may be subject to Tax by such jurisdiction. No Transferred Company is or has been subject to Tax in any foreign jurisdiction other than its place of incorporation by virtue of having a permanent establishment or other place of business or taxable presence in that jurisdiction.

(k) Since December 31, 2010, no Transferred Company has distributed stock of another Person, or has had its stock distributed by another Person, in a transaction that was purported or intended to be governed in whole or in part by Section 355 or Section 361 of the Code.

(l) No Transferred Company will be required to include any material item of income in, or exclude any material item of deduction from, taxable income for any taxable period (or portion thereof) that begins after the Applicable Closing Date as a result of (i) any change in method of accounting for a taxable period ending on or before the Applicable Closing Date, (ii) installment sale or open transaction disposition, intercompany transaction or intercompany account made or existing on or before the Applicable Closing Date, (iii) prepaid amount received on or prior to the Applicable Closing Date, (iv) “closing agreement” within the meaning of Section 7121 of the Code (or any corresponding or similar provision of state, local or non-U.S. Tax Law) executed on or before the Applicable Closing Date or (v) election pursuant to Section 108(i) of the Code (or any similar provision of state, local or foreign Tax Law).

(m) No net operating loss or other Tax attribute of any Transferred Company is subject to limitation under Section 382 of the Code or any similar provision of applicable Tax law.

(n) Each of the Transferred Companies is classified, and has at all times since the date of its formation been classified, as an association taxable as a corporation for U.S. federal, state and local income Tax purposes. Neither the Transferred Assets nor any assets owned by the Transferred Companies include any asset treated for federal income Tax purposes as an equity interest in any Person.

(o) Neither the Tax treatment of Buyer nor any of its Affiliates (including the Transferred Companies) will be impacted by the occurrence or failure to occur of the transaction described in Section 2.02(i), including, without limitation, the adjustment of the Tax bases of the Transferred Assets relating to Japan to their fair market value, provided that this Section 3.18(o) shall not apply to any depreciation or amortization deductions that would otherwise have arisen during the period between the closing of the transaction described in Section 2.02(i) and the relevant Applicable Closing Date.

(p) None of the Non-U.S. Selling Affiliates are transferring U.S. real property interests as defined in Section 897(c) of the Code.

SECTION 3.19. Certain Compliance Matters. (a) Neither Seller nor any Affiliate, director, officer or employee, nor, to the knowledge of Seller, any distributor, agent, representative, sales intermediary or other third party acting on behalf of Seller or any of its Affiliates, in any way relating to the Business, the Transferred Companies or the Transferred Assets: (i) has taken any action in material violation of any applicable anticorruption Law, including the U.S. Foreign Corrupt Practices Act (“FCPA”) (15 U.S.C. § 78 dd-1 et seq.) or (ii) has corruptly offered, paid, given, promised to pay or give or authorized the payment or gift of anything of value, directly or indirectly, to any “Public Official,” as defined in this Section 3.19(b), for purposes of (A) influencing any act or decision of any Public Official in his official capacity; (B) inducing such Public Official to do or omit to do any act in violation of his lawful duty; (C) securing any improper advantage; or (D) inducing such Public Official to use his or her influence with a government, Governmental Entity, or commercial enterprise owned or controlled by any government (including state-owned or controlled medical facilities), in order to assist the Business or any Person related in any way to the Business, the Transferred Companies or the Transferred Assets, in obtaining or retaining business or directing any business to any Person, in each case, as would be a material violation of applicable Law.

(b) For purposes of this Section 3.19, “Public Official” means: (i) any officer, employee or representative of any regional, federal, state, provincial, county or municipal government or government department, agency, or other division; (ii) any officer, employee or representative of any commercial enterprise that is owned or controlled, or partially owned or controlled, by a government, including any state-owned or controlled medical facility; (iii) any officer, employee or representative of any public international organization, such as the African Union, the International Monetary Fund, the United Nations or the World Bank; (iv) any person acting in an official capacity for any government or government entity, enterprise, or organization identified above; and (v) any political party, party official or candidate for political office.

(c) None of Seller or any Selling Affiliate, nor, to the knowledge of Seller, any of their respective officers or directors, (i) appears on the Specially Designated Nationals and Blocked Persons List of the Office of Foreign Assets Control of the United States Department of the Treasury; (ii) is otherwise a party with whom, or has its principal place of business or the majority of its business operations (measured by revenues) located in a country in which, transactions are prohibited by (A) United States Executive Order 13224, Blocking Property and Prohibiting Transactions with Persons Who Commit, Threaten to Commit, or Support Terrorism (B) the United States Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001, (C) the United States Trading with the Enemy Act of 1917, as amended, (D) the United States International Emergency Economic Powers Act of 1977, as amended or (E) the foreign asset control regulations of the United States Department of the Treasury; (iii) has been convicted of or charged with a felony relating to money laundering; or (iv) to the knowledge of Seller, is under investigation by any Governmental Entity for money laundering.

(d) Seller and its Affiliates maintain auditing and monitoring processes and systems of internal controls as part of their healthcare compliance program that are reasonably adequate to ensure compliance by the Business with all Laws pertaining to the FCPA, anti-corruption, and healthcare fraud and abuse, including the anti-kickback provisions of the Medicare and Medicaid Law, 42 U.S.C. § 1320a-7b, as amended, the Federal Physician Self-Referral Act, 42 U.S.C. § 1395nn, as amended, the False Claims Act, 31 U.S.C. §§ 3729-33, as amended, and the Civil Monetary Penalties Law, 42 U.S.C. § 1320a-7a, as amended.

(e) Seller and its Affiliates maintain global trade compliance and operations processes and systems of internal controls as part of their compliance and logistics programs that are reasonably adequate to ensure compliance by the Business with all Laws pertaining to import and export matters, including those administered by U.S. Customs and Border Protection, U.S. Bureau of Industry and Security, U.S. Treasury, U.S. FDA and other comparable government agencies in all jurisdictions in which the Business operates global trade compliance and operations activities.

(f) To the extent related to the Business, to the knowledge of Seller, none of the current employees or suppliers of Seller or its Affiliates are debarred or suspended, or threatened in writing with debarment or suspension for the award of contract by any Governmental Entity or for participation in governmental healthcare programs such as Medicare or Medicaid.

SECTION 3.20. Information Technology. (a) Seller, the applicable Selling Affiliate or the applicable Transferred Company is the exclusive owner or is validly licensed or otherwise authorized to use the Transferred IT; and (b) since January 1, 2013, there have been no material security breaches or data loss pertaining to the Transferred IT.

SECTION 3.21. Significant Distributors; Significant Suppliers. (a)Schedule 3.21 to the Disclosure Letter lists the names of each of the ten (10) most significant distributors of the Business (measured by dollar volume) for the twelve (12)-month period ended December 28, 2014 (the “Significant Distributors”). As of the date hereof, none of the Significant Distributors has terminated its relationship with Seller, the applicable Selling Affiliate or the applicable Transferred Company. As of the date hereof, none of Seller, any Selling Affiliate or any Transferred Company has received any written notice that any Significant Distributor has ceased or will cease to act as a distributor of the Business or that such Significant Distributor intends to terminate or materially modify existing Contracts with Seller, any Selling Affiliate or any Transferred Company.

(b) Schedule 3.21(b) to the Disclosure Letter lists the names of each of the ten (10) most significant suppliers of the Business (measured by dollar volume) for the twelve (12)-month period ended December 28, 2014 (the “Significant Suppliers”). As of the date hereof, none of the Significant Suppliers has terminated its relationship with Seller, the applicable Selling Affiliate or the applicable Transferred Company. As of the date hereof, none of Seller, any Selling Affiliate or any Transferred Company has received any written notice that any Significant Supplier has ceased or will cease to act as a supplier of the Business or that such Significant Supplier intends to terminate or materially modify existing Contracts with Seller, any Selling Affiliate or any Transferred Company.

ARTICLE IV

Representations and Warranties of Buyer

Buyer represents and warrants to Seller as follows:

SECTION 4.01. Buyer’s Organization; Power; Execution. Buyer and each Affiliate of Buyer that is a party to any Transaction Document are legal entities duly organized, validly existing and in good standing (where such concept is recognized in the relevant jurisdiction) under the Laws of their respective jurisdictions of incorporation or formation. Buyer has full power and authority to execute and deliver this Agreement and the Final Binding Offer Letter and to carry out, or cause to be carried out, the transactions contemplated hereby and thereby. Buyer and each Affiliate of Buyer that is a party to any Transaction Document (other than this Agreement and the Final Binding Offer Letter) have, or will have at the Applicable Closing, full power and authority to execute and deliver each Transaction Document (other than this Agreement and the Final Binding Offer Letter) to which it is or will be a party and to carry out, or cause to be carried out, the transactions contemplated by each of the Transaction Documents (other than this Agreement and the Final Binding Offer Letter) to which it is or will be a party. This Agreement and the Final Binding Offer Letter have been duly authorized by all necessary action on the part of Buyer and have been duly executed and delivered by Buyer and constitute valid and legally binding obligations of Buyer in accordance with their terms, except as such enforceability may be limited by (a) bankruptcy, insolvency, reorganization, moratorium or other similar Laws affecting or relating to creditors’ rights generally and (b) the availability of injunctive relief and other equitable remedies. Each of the Transaction Documents (other than this Agreement and the Final Binding Offer Letter) has been duly authorized by all necessary action on the part of Buyer and each Affiliate of Buyer that is a party to any Transaction Document (other than this Agreement and the Final Binding Offer Letter) and has been, or will be at the Applicable Closing, duly executed and delivered by Buyer and each such Affiliate of Buyer and constitutes or will constitute a valid and legally binding obligation of Buyer and each such Affiliate of Buyer in accordance with its terms, except as such enforceability may be limited by (a) bankruptcy, insolvency, reorganization, moratorium or other similar Laws affecting or relating to creditors’ rights generally and (b) the availability of injunctive relief and other equitable remedies.

SECTION 4.02. Consents and Approvals; Absence of Violation or Conflicts. Neither the execution and delivery of this Agreement or any of the other Transaction Documents by Buyer and each Affiliate of Buyer that is a party to any Transaction Document, nor the consummation by Buyer and each Affiliate of Buyer that is a party to any Transaction Document of the Transactions nor compliance by Buyer and each Affiliate of Buyer that is a party to any Transaction Document with any of the provisions hereof or thereof, shall: (i) conflict with or result in any breach of any provisions of the respective certificate of incorporation, by-laws or similar organizational documents; (ii) require any material consent, approval, authorization or permit of, or filing with or notification to, any Governmental Entity, except (a) in connection with the Anti-Trust Filings and (b) any consent, approval, authorization or permit required to be obtained by Seller or filing or notification required to be made by Seller in order to transfer title to the Transferred Assets or otherwise operate the Business, which consent, approval, authorization or permit is standard in transactions of the type contemplated hereby; (iii) violate in any material respect any Law applicable to Buyer or any Affiliate of Buyer that is a party to any Transaction Document; or (iv) require any material consent, approval, authorization, or permit under any contract, agreement or commitment between Buyer or any Affiliate of Buyer that is a party to any Transaction Document and a third party, except, in the case of the foregoing clause (ii), where the failure to obtain any such consent, approval, authorization or permit, or to make such filing or notification, would not reasonably be expected, individually or in the aggregate, to adversely affect, in any material respect, the ability of Buyer to perform its obligations under this Agreement or consummate the Transactions.

SECTION 4.03. Litigation. As of the date hereof, there are no actions, suits, proceedings, claims or investigations pending or, to the knowledge of Buyer, threatened in writing concerning Buyer or any of its Affiliates relating to the Transactions.

SECTION 4.04. Sufficient Funds. As of immediately prior to or substantially simultaneously with the Principal Closing, Buyer will have sufficient funds to (a) satisfy all of Buyer’s obligations under this Agreement, including the obligations under Article II, (b) pay any other amounts required to be paid by Buyer in connection with the consummation of the Transactions and (c) pay all related fees and expenses of Buyer.

SECTION 4.05. Brokerage Fees. Except for fees payable to Goldman, Sachs & Co. (which fees are payable by Buyer), there are no claims for brokerage commissions, finders’ fees or similar compensation in connection with the Transactions based on any arrangement or agreement made by or on behalf of Buyer or any Affiliate thereof.

ARTICLE V

Conditions to Closing

SECTION 5.01. Conditions Precedent to Buyer’s Obligations on the Principal Closing Date. All of the obligations of Buyer hereunder are subject to fulfillment, prior to or at the Principal Closing, of the following conditions (compliance with which or the occurrence of which may be waived, to the extent permitted by applicable Law, in whole or in part by Buyer in writing):

(a) The representations and warranties of Seller contained herein (other than the representations and warranties of Seller set forth in Sections 3.01 (Organization and Good Standing), 3.02 (Authority), 3.03(b) (Title to Transferred Equity Interests), 3.15(b) (Absence of Certain Developments) and 3.16 (Brokerage Fees)) shall be true and correct (without giving effect to any references to “material,” “materially,” “Material Adverse Effect,” “material adverse effect” or other similar materiality qualifications contained or incorporated in any such representation or warranty) on and as of the Principal Closing Date (other than representations and warranties made as of a specified date, which shall be true and correct as of the date specified), except for such failures to be true and correct that do not, individually or in the aggregate, have a Material Adverse Effect. Each of the representations and warranties of Seller set forth in Sections 3.01 (Organization and Good Standing), 3.02 (Authority), 3.03(b) (Title to Transferred Equity Interests) and 3.16 (Brokerage Fees) shall be true and correct in all material respects on and as of the Principal Closing Date (other than representations and warranties made as of a specified date, which shall be true and correct as of the date specified). The representation and warranty of Seller set forth in Section 3.15(b) (Absence of Certain Developments) shall be true and correct on and as of the Principal Closing Date.

(b) Seller shall have performed and complied in all material respects with all the terms, provisions and conditions of this Agreement and the other Transaction Documents to be complied with and performed by Seller at or before the Principal Closing.

(c) Seller shall have delivered to Buyer a certificate dated the Principal Closing Date and executed by an authorized officer of Seller to the effect that each of the conditions specified in Sections 5.01(a), (b) and (g) is satisfied in all respects.

(d) Seller shall have delivered to Buyer a certificate of a secretary or other authorized signatory of Seller enclosing a copy of (i) its certified certificate of incorporation, (ii) its by-laws and (iii) board of directors resolutions authorizing Seller to enter into this Agreement and the other Transaction Documents and to consummate the Transactions.

(e) No Law enacted, entered, promulgated, enforced or issued by any Governmental Entity or other legal restraint or prohibition preventing the consummation of any of the Transactions with respect to the Principal Country Units (each, a “Principal Closing Legal Impediment”) shall be in effect.

(f) All Anti-Trust Approvals in the jurisdictions specified on Schedule 5.01(f) to the Disclosure Letter shall have been obtained.

(g) Since the date of this Agreement there has not been a Material Adverse Effect.

(h) Seller shall have signed and delivered, or caused one or more of its Affiliates, to sign and deliver the Ancillary Agreements contemplated under Section 7.09.

(i) The actions set forth in Section 2.08(a) shall have been completed.

(j) Either (i) the Product Registrations used to market the Products in the Principal Country Units shall have transferred to, or shall have been approved in writing by the applicable Governmental Entity for transfer to, Buyer or its designee or (ii) Buyer or its designee otherwise shall have either (A) acceded to Seller’s rights in respect of marketing such Products under such Product Registrations, including by Seller designating Buyer or its designee as an authorized agent with respect to such Products, or (B) been designated as a sales or distribution agent with respect to the Products in the Principal Country Units, in the case of this clause (ii), pursuant to reasonable, lawful and customary arrangements to effectuate the foregoing.

SECTION 5.02. Conditions Precedent to Seller’s Obligations on the Principal Closing Date. All of the obligations of Seller hereunder are subject to the fulfillment, prior to or at the Principal Closing, of the following conditions (compliance with which or the occurrence of which may be waived, to the extent permitted by applicable Law, in whole or in part by Seller in writing):

(a) The representations and warranties of Buyer contained herein (other than the Buyer Fundamental Representations) shall be true and correct (without giving effect to any references to “material”, “materially” or other similar materiality qualifications contained or incorporated in any such representation or warranty) on and as of the Principal Closing Date (other than representations and warranties made as of a specified date, which shall be true and correct as of the date specified), except for such failures to be true and correct that do not, individually or in the aggregate, have a material adverse effect on the ability of Buyer and its Affiliates to perform their obligations under this Agreement or to consummate the Transactions. Each of the representations and warranties of Buyer set forth in Sections 4.01 (Buyer’s Organization; Power; Execution) and 4.05 (Brokerage Fees) (collectively, the “Buyer Fundamental Representations”) shall be true and correct in all material respects on and as of the Principal Closing Date (other than representations and warranties made as of a specified date, which shall be true and correct as of the date specified).

(b) Buyer shall have performed and complied in all material respects with all the terms, provisions and conditions of this Agreement and the other Transaction Documents to be complied with and performed by Buyer at or before the Principal Closing.

(c) Buyer shall have delivered to Seller a certificate dated the Principal Closing Date and executed by an authorized officer of Buyer to the effect that each of the conditions specified above in Sections 5.02(a) and (b) is satisfied in all respects.

(d) Buyer shall have delivered to Seller a certificate of a secretary or other authorized signatory of Buyer enclosing a copy of (i) its certified certificate of incorporation, (ii) its by-laws and (iii) board of directors resolutions authorizing Buyer to enter into this Agreement and the other Transaction Documents and to consummate the Transactions, or the equivalent of the documents referred to in clauses (i), (ii) and (iii) above under applicable Law governing Buyer.

(e) No Principal Closing Legal Impediment shall be in effect.

(f) All Anti-Trust Approvals in the jurisdictions specified on Schedule 5.01(f) to the Disclosure Letter shall have been obtained.

(g) Buyer shall have signed and delivered, or caused one or more of its Affiliates to sign and deliver, the Ancillary Agreements contemplated under Section 7.09.

(h) The actions set forth in Section 2.09(a) shall have been completed.

SECTION 5.03. Conditions Precedent to Seller’s and Buyer’s Obligations on a Non-Principal Country Unit Closing Date. All of the respective obligations of Seller and Buyer hereunder with respect to each Non-Principal Country Unit Closing are subject to the fulfillment, prior to or at such Non-Principal Country Unit Closing, of the following conditions (compliance with which or the occurrence of which may be waived, to the extent permitted by applicable Law, in whole or in part by the applicable party in writing):

(a) The Principal Closing shall have occurred.

(b) No Law enacted, entered, promulgated, enforced or issued by any Governmental Entity or other legal restraint or prohibition preventing the consummation of any of the Transactions with respect to such Non-Principal Country Unit (each, a “Non-Principal Closing Legal Impediment”) shall be in effect.

(c) Either (i) the Product Registrations used to market the Products in such Non-Principal Country Unit shall have transferred to, or shall have been approved in writing by the applicable Governmental Entity for transfer to Buyer or its designee or (ii) Buyer or its designee otherwise shall have either (A) acceded to Seller’s rights in respect of marketing such Products under such Product Registrations, including by Seller designating Buyer or its designee as an authorized agent with respect to such Products, or (B) been designated as a sales or distribution agent with respect to the Products in such Non-Principal Country Unit, in the case of this clause (ii), pursuant to reasonable, lawful and customary arrangements to effectuate the foregoing.

(d) The actions set forth in Sections 2.08(b) and 2.09(b) with respect to such Non-Principal Country Unit Closing shall have been completed.

ARTICLE VI

Certain Covenants

During the period from the date of this Agreement to the Applicable Closing Date:

SECTION 6.01. Conduct of Business. (a) Except as otherwise permitted by this Agreement or consented to by Buyer in writing, Seller agrees to (and to cause the Selling Affiliates and Transferred Companies to) use commercially reasonable efforts to run the Business in the ordinary course consistent with past practice and to:

(i) preserve the business relationships of the Business and keep available the services of its key employees and maintain its relations and goodwill with its key suppliers, customers, employees and others having business relationships with the Business other than in connection with the termination or winding up of any business in respect of the Excluded Jurisdictions;

(ii) maintain in effect all IP Rights included in the Transferred IP and material applications and registrations for Trademarks and Patents included in the Transferred IP (other than (A) as set forth on Schedule 3.10(f) to the Disclosure Letter and (B) abandonments, expirations, cancellations and the like occurring in the ordinary course of business that are not material, individually or in the aggregate, to the Business); and

(iii) maintain all material structures, equipment and other tangible personal property of the Business in their present repair, order and condition, except for depletion and wear and tear occurring in the ordinary course of business.

Without limiting the foregoing, from the Principal Closing Date through the applicable Non-Principal Country Unit Closing, Seller agrees to (and to cause the applicable Selling Affiliates) use commercially reasonable efforts to run (x) the Business in the applicable Non-Principal Country Unit in the ordinary course consistent with past practice (including devoting similar resources to so run the Business consistent with past practice) other than in connection with the termination or winding up of any business in respect of the Excluded Jurisdictions and in compliance with the specific restrictions set forth in Section 6.01(b) and (y) reasonably consult with Buyer in good faith (through the Coordinators (as defined in the Transition Services Agreement)), in connection with the operation of the Business in such Non-Principal Country Unit.

(b) Except as set forth in Schedule 6.01(b) to the Disclosure Letter, as required by applicable Law or as otherwise expressly required by the terms of this Agreement, Seller will not, and shall cause the Selling Affiliates and the Transferred Companies to not, without the prior written consent of Buyer (which consent shall not be unreasonably withheld) and to the extent primarily related to the Business or with respect to any Transferred Asset, any Transferred Company or any Assumed Liability (but excluding any Excluded Asset or Excluded Liability):

(i) (A) adopt, grant, extend, amend, vary, terminate or materially increase the rate or terms of any Business Employee Benefit Plan, bonus, insurance, pension or other employee benefit plan, payment or arrangement made to, for or with any employee who is expected to be an Employee of the Business, or (B) increase the compensation or employee benefits of any such individual, except, in each case, (1) as required by any applicable Law or any Collective Bargaining Agreement, (2) as contemplated in Section 8.01 of this Agreement, (3) as may be initiated by Seller or one or more of Seller’s Affiliates (other than the Transferred Companies) with respect to their employees generally in the applicable jurisdiction or geographic location (so long as the action is designed to apply uniformly to eligible Employees of the Business and a material number of eligible similarly situated other employees of Seller or its applicable Affiliate) and (4) arrangements that will not result in any liability under this Agreement or otherwise to Buyer or its Affiliates (including any retention or similar arrangements that will be paid solely by Seller);

(ii) enter into or materially amend any Collective Bargaining Agreement or other agreement with a labor union, works council or similar organization covering any Employee of the Business, except, in each case, (A) as required by any applicable Law or any Collective Bargaining Agreement as in effect on the date of this Agreement (or as modified as contemplated in this Agreement) or (B) where such agreement or amendment of any Collective Bargaining Agreement applies uniformly to a material number of eligible similarly situated employees of Seller or any of its Affiliates other than the Employees of the Business;

(iii) except as required by applicable Law, or as reasonably necessary to avoid a violation of applicable Law, transfer internally (including in response to a request for transfer by an employee), or otherwise alter the duties and responsibilities of, any employee of Seller and its Affiliates in a manner that would affect whether such employee is or is not classified as an Employee of the Business, other than (A) in the case of any Employee of the Business (including Juarez Employees), such actions that are taken in order to fill a vacancy in the ordinary course of business consistent with past practice or upon a termination for cause or due to death or disability; and (B) in the case of any Juarez Employee, such actions that are taken in the ordinary course of business or in order to address circumstances that may arise out of Section 8.01(q);

(iv) make any material change in any of its present financial accounting methods and practices of the Business or the Transferred Companies other than changes as may be initiated by Johnson & Johnson or one of its Affiliates with respect to Johnson & Johnson’s businesses generally and other than as may be appropriate to conform to GAAP or applicable Law or that are consistent with the Accounting Policies;

(v) pledge, sell, lease, transfer, license, assign, encumber, dispose of or make subject to a Lien (other than any Permitted Liens) any Transferred Equity Interest or material Transferred Asset (other than Transferred IP, which is addressed in clause (vii) below) other than the sale of Inventory or obsolete, worn-out or excess equipment or assets in the ordinary course of business consistent with past practice;

(vi) waive or settle any claims or rights of value that relate primarily to the Business which claims or rights, individually or in the aggregate, are material to the Business;

(vii) transfer, assign or grant any license or sublicense of any material rights under or with respect to any material Transferred IP, other than non-exclusive licenses to customers, distributors and suppliers granted in the ordinary course of business consistent with past practice;

(viii) create or allow the Business to create, incur, assume or guarantee any indebtedness for borrowed money (other than any such indebtedness that will be discharged on or prior to the Applicable Closing);

(ix) make any acquisition of any assets or business that, individually or in the aggregate, would be material to the Business, other than acquisitions of Inventory, equipment or machinery in the ordinary course of business;

(x) fail to make capital expenditures necessary to operate the Business in the ordinary course of business consistent with past practice;

(xi) with respect to any Transferred Company and, except as would not affect Buyer or any of its Affiliates, with respect to the Transferred Assets and the Business, make, change or revoke any material Tax election, change any material Tax accounting method, file any material amended Tax Return, settle or compromise any audit or other proceeding relating to a material amount of Tax, enter into any “closing agreement” within the meaning of Section 7121 of the Code (or any similar provision of state, local or foreign Law), apply for or request any Tax ruling, or surrender any right to claim a material Tax refund;

(xii) (A) terminate any Material Transferred Contract or any contract that provides for the distribution of Products pursuant to which Seller, any Selling Affiliate or any Transferred Company reasonably expects to receive annual revenue in excess of five hundred thousand dollars ($500,000) (a “Material Distribution Contract”) or (B) enter into a new Contract that would be a Material Transferred Contract if entered into prior to the date hereof or a new Material Distribution Contract, in each case other than in the ordinary course of business consistent with past practice and except for renewals or terminations in accordance with the terms of any Material Transferred Contract or Material Distribution Contract, as applicable;

(xiii) modify in any material respect any payment terms with any customers or suppliers pursuant to any Material Transferred Contract or Material Distribution Contract, other than changes as may be initiated by Johnson & Johnson or one of its Affiliates with respect to the applicable Johnson & Johnson businesses generally; or

(xiv) agree, whether in writing or otherwise, to do any of the foregoing.

(c) Notwithstanding the foregoing, nothing in this Section 6.01 will prevent Seller or any of its Affiliates from taking any actions (i) contemplated by Section 6.08 or (ii) to terminate or wind up the operation of the Business in any Excluded Jurisdiction.

SECTION 6.02. Certain Covenants Regarding the Transferred Companies. Except as otherwise required by this Agreement or permitted pursuant to Section 2.02(i), Seller agrees not to, and to cause each of the Transferred Companies not to issue or sell any capital stock or other equity interests or options, warrants, calls, subscriptions or equity rights to purchase any capital stock or other equity interests of such Transferred Company or any subsidiary of such Transferred Company or split, combine or subdivide the capital stock or other equity interests of such Transferred Company or any subsidiary of such Transferred Company in each case to a person other than to Seller or a Stock Selling Affiliate; or authorize or effect any amendment to or otherwise change in any material respect the organizational documents of any Transferred Company or any subsidiary of such Transferred Company.

SECTION 6.03. Reserved.

SECTION 6.04. Disclosure. Seller shall give prompt notice to Buyer of (a) any notice received by Seller subsequent to the date of this Agreement and prior to the Applicable Closing Date of (or other communication relating to, or the occurrence of), any material default under any Material Transferred Contract or Material Distribution Contract, (b) any notice or other communication from any third party alleging that the consent of such third party is required in connection with the Transactions and (c) any effect, event, occurrence, circumstance or change that, to the knowledge of Seller, would constitute a breach of any representation or warranty or covenant of Seller contained in this Agreement that could reasonably be expected to cause any of the conditions set forth in Section 5.01(a) or 5.01(b) not to be satisfied, it being understood and agreed, however, that if Seller fails to provide notice pursuant to this Section 6.04 such failure to provide notice shall not constitute a breach of covenant for purposes of Article V or Article X.

SECTION 6.05. Publicity. No party to this Agreement shall originate any publicity, news release or other similar public announcement, written or oral, whether relating to this Agreement or any of the other Transaction Documents or the existence of any arrangement between the parties, without the prior written consent of the other party whether or not named in such publicity, news release or other similar public announcement, except (x) each party may issue a press release (or, if the parties agree, a joint press release) in connection with the receipt of the Final Binding Offer Letter, acceptance of the Final Binding Offer Letter and the execution and delivery of this Agreement and each party may, from time to time, refer to the Transactions in customary investor calls, investor meetings and other investor relations activities (including any such calls, meetings or activities specifically related to the Transactions), (y) either party may originate any such publicity, news release or other similar public announcement as may be required by Law (including the rules and regulations of the U.S. Securities and Exchange Commission), listing rules or any listing or trading agreement concerning its publicly traded securities and (z) to the extent the contents of such publicity, news release or other similar public announcement have previously been released publicly or are consistent in all material respects with materials that have previously been released (without violation of this Section 6.05); provided that in such event under clauses (x) and (y), the party issuing same shall still be required to consult with the other party, whether or not named in such publicity, news release or other similar public announcement, a reasonable time prior to its release (to the extent practicable) to allow the other party to comment thereon and, after its release, shall provide the other party with a copy thereof. If Buyer, based on the advice of its counsel, determines that this Agreement, or any of the other Transaction Documents, must be publicly filed with a Governmental Entity (other than filings required to be made with the U.S. Securities and Exchange Commission), then Buyer, prior to making any such filing, shall provide Seller and its counsel with a redacted version of this Agreement (and any other Transaction Document) which it intends to file, and will give due consideration to any comments provided by Seller or its counsel.

SECTION 6.06. Commercially Reasonable Efforts; Regulatory Approvals; Access. Subject to any obligation imposed by Law, including all anti-trust and competition Laws:

(a) Subject to the terms and conditions set forth in this Agreement, including Section 2.02(g), each of Seller and Buyer shall use its commercially reasonable efforts to (i) make the Anti-Trust Filings and any other filings required by applicable Law, (ii) obtain consents, approvals (including Anti-Trust Approvals), authorizations, qualifications and orders of Governmental Entities and other third parties and (iii) take other actions, in each case as is necessary to consummate the Transactions as soon as reasonably practical following the date of this Agreement; provided that Seller shall have no obligation to pay money (other than customary filing and application fees typically paid by a seller or transferee) or make any concessions to obtain such consents. In addition to the foregoing, Buyer agrees to provide such evidence as to financial capability, resources and creditworthiness as may be reasonably requested by any third party whose consent or approval is sought hereunder. Subject to appropriate confidentiality protections, each of the parties hereto will cooperate with and furnish to the other party such necessary information and assistance as such other party may reasonably request in connection with the foregoing.

(b) As soon as reasonably practicable after the date hereof, Seller and Buyer shall file the Anti-Trust Filings and any other filings required under any applicable Laws. With respect to filings under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, Seller and Buyer shall make their respective filings no later than ten (10) business days following the date hereof (unless a later date is mutually agreed between the parties). Seller and Buyer shall provide to any Governmental Entity whose consent, authorization, order or approval is required in connection with the Transactions any additional information required under any applicable Laws or otherwise properly requested. The parties shall use their commercially reasonable efforts to obtain early termination of any applicable waiting period, to the extent required, from the applicable Governmental Entities. The parties also shall use their commercially reasonable efforts to cooperate by providing information reasonably requested by the other party in order to fulfill the foregoing obligations as promptly as reasonably practicable.

(c) Subject to applicable Law relating to the exchange of information, Buyer and Seller and their respective counsel shall (i) have the right to review in advance, and to the extent practicable each shall consult or, where required by applicable Law, cooperate with the other on, any filing made with, or written materials to be submitted to, any Governmental Entity in connection with the Transactions, (ii) promptly inform each other of any communication (or other correspondence or memoranda) received from, or given to, any Governmental Entity in connection with the Transactions, (iii) consult with the other party, and consider in good faith the views of the other party, prior to entering into any agreement with any Governmental Entity with respect to the Transactions and (iv) furnish each other with copies of all correspondence, filings and written communications between them or their subsidiaries or Affiliates, on the one hand, and any Governmental Entity or its respective staff, on the other hand, with respect to the Transactions. Buyer and Seller shall, to the extent practicable, provide each other and their respective counsel with advance notice of and the opportunity to participate in any in-person discussion or meeting with any Governmental Entity in respect of any filing, investigation or other inquiry in connection with the Transactions and to participate in the preparation for such discussion or meeting. Buyer and Seller also agree to keep the other fully informed about any anti-trust issues raised by any Governmental Entity.

(d) For purposes of this Section 6.06, to the extent necessary to obtain the waiver or consent from any Governmental Entity required to satisfy the conditions set forth in Sections 5.01(f) or 5.02(f), as applicable, to obtain consents, approvals, authorizations, qualifications or orders of Governmental Entities or to avoid the entry of or have lifted, vacated or terminated any Principal Closing Legal Impediment or Non-Principal Closing Legal Impediment, Buyer shall, subject to the last sentence of this Section 6.06(d): (i) propose, negotiate, offer to commit and effect (and if such offer is accepted, commit to and effect), by consent decree, hold separate order or otherwise, and in connection with the consummation of the Transactions, the sale, divestiture or disposition (including by licensing any intellectual property rights) of any assets of the Business; (ii) terminate or modify any existing relationships and contractual rights and obligations of the Business; (iii) otherwise offer to take or offer to commit to take any action which it is capable of taking and, if the offer is accepted, take or commit to take such action, that limits its freedom of action with respect to, or its ability to retain, any of the assets of the Business; and (iv) take promptly, in the event that any permanent or preliminary injunction or other order is entered or becomes reasonably foreseeable to be entered in any proceeding that would make consummation of the Transactions unlawful or that would prevent or delay consummation of the Transactions, any and all steps (including the posting of a bond or the taking of the steps contemplated by clauses (i) and (ii) of this subsection (d)) necessary to vacate, modify or suspend such injunction or order. Buyer shall use commercially reasonable efforts to take any such action or do any thing to satisfy the conditions in Sections 5.01(f) and 5.02(f) on or before the date that is the six-month anniversary of the date hereof. Notwithstanding the foregoing or anything to the contrary contained in this Agreement, nothing in this Agreement shall be construed to require Buyer or any of its Affiliates to take any action or do any thing if the taking of such action or doing of such thing, individually or in the aggregate, would reasonably be expected to result in a material adverse effect on Buyer after giving effect to the Transactions (measured on a scale relative to a company the size of the Business).

(e) Seller shall give Buyer and its accountants, legal counsel and other representatives reasonable access, during normal business hours and without undue interruption of the Business throughout the period prior to the Applicable Closing, to all of the properties, books and records (other than records relating to income Taxes and attorney-client privileged communications and, for the avoidance of doubt, other than where access to such information is prohibited by applicable Law) relating to the Business, and will furnish, at Buyer’s expense, Buyer, its accountants, legal counsel and other representatives during such period all such information (other than records relating to income Taxes and attorney-client privileged communications and, for the avoidance of doubt, other than where access to such information is prohibited by applicable Law) concerning the affairs of the Business as Buyer may reasonably request; provided that this Section 6.06(e) shall not entitle Buyer or its accountants, legal counsel or other representatives to contact any third party doing business with Seller or access the properties, books or records of any such third party, in each case without Seller’s prior written consent (which consent shall not be unreasonably withheld). Buyer will hold in confidence all information so obtained.

(f) From the date hereof until the Applicable Closing Date, Seller shall timely prepare, and promptly deliver to Buyer, with respect to the Business, a statement of sales, on a monthly basis, and a statement of profit and loss, on a quarterly basis, in each case to be consistent with such financial information previously provided to Buyer by Seller.

(g) Seller shall, and shall cause the Selling Affiliates and the Transferred Companies to, use commercially reasonable efforts to make available to Buyer prior to the thirtieth (30th) day after the date hereof or as promptly as practicable thereafter each Material Distribution Contract; provided that, solely for the purposes of this Section 6.06(g), the expected annual revenue threshold in the definition of “Material Distribution Contract” shall be deemed to be two hundred fifty thousand dollars ($250,000).

SECTION 6.07. Financing. (a) Seller shall, and shall cause its Affiliates to, and shall use its commercially reasonable efforts to cause its and its Affiliates’ respective officers, directors, employees, accountants, consultants, legal counsel, agents and other advisors and representatives to, provide commercially reasonable cooperation in connection with the arrangement by Buyer of bank financing and/or bond offerings for the purpose of financing the Transactions, the fees and expenses incurred in connection therewith and the other transactions contemplated hereby (the “Debt Financing”) as may be reasonably requested by Buyer; provided that (i) such requested cooperation shall not unreasonably interfere with the ongoing operations of Seller and its Affiliates, (ii) Seller and its Affiliates shall not be required to provide any audited or unaudited “carve-out” financial statements of the Business and (iii) Seller and its Affiliates shall not be required to provide any updates to the Financial Information. Buyer shall, promptly upon request by Seller, reimburse Seller for all out-of-pocket costs incurred by Seller or any of its Affiliates in connection with such cooperation. Buyer and its Affiliates shall, on a joint and several basis, indemnify and hold harmless Seller and its Affiliates from and against any Damages suffered or incurred by them in connection with the arrangement of the Debt Financing and any information utilized in connection therewith. Seller shall have the right to consent to the use of its and its Affiliates’ logos in connection with the Debt Financing (which consent shall not be unreasonably withheld).

(b) Notwithstanding anything to the contrary in this Section 6.07, Buyer acknowledges and agrees that its obligation to consummate the Transactions on the terms and subject to the conditions set forth herein are not contingent on any debt or equity financing (including the Debt Financing) or the receipt of the proceeds therefrom.

SECTION 6.08. Transferred Companies Assets and Liabilities. Prior to the Applicable Closing, Seller shall take or cause to be taken, such action as is necessary or appropriate to transfer, assign or convey (i) any assets owned or held by the Transferred Companies other than those that would constitute Transferred Assets or (ii) any liabilities or obligations of the Transferred Companies other than those that would constitute Assumed Liabilities, in each case, to Seller or an Affiliate of Seller such that as of the Applicable Closing, (i) the assets owned or held by the Transferred Companies consist solely of assets that would otherwise constitute Transferred Assets pursuant to clauses (i) – (xvii) and (xix) – (xxi) of Annex 2.02(a) and (ii) the liabilities and obligations of the Transferred Companies consist solely of liabilities and obligations that would otherwise constitute Assumed Liabilities pursuant to clauses (i) – (ix) of Annex 2.02(c). Prior to or following the Applicable Closing, Buyer shall provide to Seller the necessary information and deliver such assignments, transfers, consents and other documents and instruments as may be reasonably required to permit Seller at its expense to effect and perfect the transfer of any registrations of Patents and Trademarks that constitute Excluded Assets but which are held by a Transferred Company.

SECTION 6.09. Exclusivity. (a) From the date of this Agreement until the earlier of the Applicable Closing Date or termination of this Agreement in accordance with its terms, Seller shall not, and shall cause its Affiliates, the Transferred Companies and its and their respective directors, officers or employees, or any attorney, accountant or other representative retained by any of them (collectively, “Representatives”) not to, directly or indirectly (i) solicit, initiate or knowingly encourage (including by way of furnishing non-public information), or take any other action designed or reasonably likely to facilitate, any inquiries or the making of any proposal that constitutes, or could reasonably be expected to lead to, any Alternative Proposal, (ii) enter into, continue or otherwise participate in any discussions or negotiations regarding, or otherwise cooperate in any way with, or assist or participate in any effort or attempt by any Person with respect to, any Alternative Proposal or (iii) enter into or approve any agreement with respect to any Alternative Proposal. None of Seller, any of its Affiliates or any of the Transferred Companies shall release any third party from, or waive any provision of, any confidentiality agreement with respect to the Business to which it is a party and which was entered into with respect to any potential Alternative Proposal. Seller and its Affiliates shall, and shall cause their respective Representatives to, with respect to third parties with whom discussions or negotiations with respect to an Alternative Proposal have been terminated on or prior to the date of this Agreement, use its reasonable best efforts to obtain the return or destruction of, in accordance with the terms of the applicable confidentiality agreement, confidential information previously furnished by Seller or any of its Affiliates, or its or their Representatives, with respect to the Business.

(b) Seller will promptly notify Buyer orally (and then in writing within twenty-four (24) hours) after it or any of its Affiliates has received any proposal, inquiry, offer or request relating to or constituting, or that could reasonably be expected to lead to, an Alternative Proposal, any request for discussions or negotiations, or any request for information relating to the Business in connection with an Alternative Proposal or a potential Alternative Proposal or for access to the properties or books and records thereof of which Seller or any of its Affiliates is or becomes aware, or any amendments to the foregoing. Such notice to Buyer shall indicate the identity of the person making such proposal and the terms and conditions of such proposal, if any. Seller shall also promptly provide Buyer with (i) a copy of any written notice or other written communication from any person informing Seller or any of its Affiliates that it is considering making, or has made a proposal regarding, an Alternative Proposal, (ii) a copy of any Alternative Proposal (or any amendment thereof) received by Seller or any of its Affiliates and (iii) such other details of any such Alternative Proposal that Buyer may reasonably request. Thereafter, Seller shall promptly keep Buyer reasonably informed on a reasonably current basis of any material change to the terms of any such Alternative Proposal.

(c) “Alternative Proposal” means any inquiry, proposal or offer, or any expression of interest by any third party relating to Seller’s or any of its Affiliates’ willingness or ability to receive or discuss a proposal or offer, other than a proposal or offer by Buyer or any of its Affiliates, for any merger, amalgamation, consolidation, share exchange, recapitalization, liquidation, dissolution, acquisition or other business combination, in each case relating to twenty-five percent (25%) or more of the assets of the Business.

ARTICLE VII

Post-Closing Covenants

During the period commencing after the Principal Closing:

SECTION 7.01. Transfer of Trademarks; Use of Excluded Trademarks by Buyer; Use of Transferred Know-How. (a) Buyer covenants that, except as hereinafter set forth in paragraph (b) below, neither Buyer nor any of its Affiliates shall use in any manner the names JOHNSON & JOHNSON, JOHNSON & JOHNSON MEDICAL, J&J, BIOSENSE, BIOSENSE WEBSTER, CODMAN, CODMAN NEURO, certain trade dress associated with the Transferred Assets that include such names and other marks including the terms JOHNSON, J’s and J in script logo form. Buyer acknowledges and agrees that, except as set forth in Section 7.01(b), neither it nor any of its Affiliates is obtaining or receiving any rights to use in any manner any Trademarks or trade dress of Seller or any of its Affiliates other than the Trademarks included in the Transferred IP.

(b) Seller hereby grants, and shall cause its Affiliates, to grant to Buyer and its Affiliates permission to use the Trademarks currently used in the Business as of the Applicable Closing Date (other than the Trademarks included in the Transferred IP) as specifically set forth on Schedule 3.10(a)(ii) to the Disclosure Letter, solely to the extent that such Trademark appears on any Transferred Asset conveyed pursuant hereto, including Inventory (collectively, the “Seller Trademarked Items”) until the earlier of (i) the depletion of such Seller Trademarked Items or (ii) eighteen (18) months from the Applicable Closing Date (the “Expiration Period”). When the Expiration Period expires, Buyer is responsible for the destruction and disposal of any remaining Seller Trademarked Items bearing the name or trademark of Seller or its Affiliates then in Buyer’s possession or returned to Buyer after the Expiration Period. Buyer and its Affiliates hereby agree to indemnify Seller and the other Seller Indemnitees from and against any and all Damages incurred or suffered as a result of such permitted use of Seller Trademarked Items in this Section 7.01(b), except to the extent that any such Damages result from the fraud or willful misconduct of Seller or any of its Affiliates.

(c) For a period of up to two (2) years after any Applicable Closing Date, (i) Seller shall provide to Buyer, and Buyer shall provide to Seller, as applicable, the necessary information and deliver such assignments, transfers, consents and other documents and instruments as may be reasonably required to permit Buyer at its expense to effect and perfect the transfer of the registrations of the Patents and Trademarks included in the Transferred IP in accordance with Section 2.02(a), 2.02(d) and 2.02(h) and to permit Seller at its expense to effect and perfect the transfer of the registrations of any Patents and Trademarks that constitute Excluded Assets but which are held by a Transferred Company and (ii) Seller will reasonably cooperate with Buyer, and Buyer will reasonably cooperate with Seller, as applicable, in filing appropriate documents to cancel all “registered user” filings worldwide in connection with the foregoing. After such period, neither Seller nor Buyer shall have any further obligation hereunder.

(d) Buyer hereby grants, and shall cause its Affiliates to grant, to Seller and its Affiliates a non-exclusive, royalty free, fully paid-up, perpetual, irrevocable and worldwide license to use all manufacturing Know-How included in the Transferred IP that was used by Seller or its Affiliates in connection with their businesses other than the Business prior to the Closing Date.

SECTION 7.02. Use of Trademarks by Seller During Transition Period. Buyer hereby grants to Seller and its Affiliates permission to use the Trademarks transferred to Buyer pursuant to this Agreement during the terms of the Transition Services Agreement and the Transition Manufacturing Services Agreement to the extent required by Seller and its Affiliates to provide the services described therein to Buyer or its Affiliates.

SECTION 7.03. Access. Subject to customary confidentiality undertakings comparable to those included in the Confidentiality Agreement, (a) to the extent reasonably required for tax, accounting, regulatory, compliance, litigation or investigation purposes, or otherwise reasonably requested by Seller (other than in connection with a dispute, claim or litigation between Buyer and Seller or any of their respective Affiliates), Buyer will permit Seller and its duly authorized representatives access during normal business hours (upon twenty-four (24) hours’ written notice to Buyer) to all contracts, books, records and other data relating to the Transferred Assets and Assumed Liabilities conveyed and assumed at any Closing to the extent that such materials were delivered to Buyer, except where such access is prohibited by applicable Law and (b) to the extent reasonably required for tax, accounting, regulatory, compliance, litigation or investigation purposes, or otherwise reasonably requested by Buyer (other than in connection with a dispute, claim or litigation between Buyer and Seller or any of their respective Affiliates), Seller will permit Buyer and its duly authorized representatives access during normal business hours (upon twenty-four (24) hours’ written notice to Seller) to all contracts, books, records and other data relating to the Excluded Assets and Excluded Liabilities retained at any Closing to the extent that such materials were retained by Seller and relate to the Business, except where such access is prohibited by applicable Law. Seller agrees that after the Applicable Closing, Buyer or its authorized representatives may, at Buyer’s cost and expense, have access to and make copies of any books and records (or redacted portions thereof) that have not been transferred to Buyer and that relate to the Business, except where providing copies is prohibited by applicable Law. Buyer will cooperate with Seller, and Seller will cooperate with Buyer, with respect to any Tax examinations, audits, contests or other Tax proceedings, relating to the Business. Such cooperation shall include making employees available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder and shall include providing copies of any relevant Tax Returns and supporting work schedules. Seller shall reimburse Buyer for reasonable expenses incurred in providing such assistance.

SECTION 7.04. Insurance. Except with respect to insurance proceeds that constitute Transferred Assets pursuant to clause (xv) of Annex 2.02(a), the coverage under all insurance policies related to the Business and arranged or maintained by Seller or its Affiliates is only for the benefit of Seller and its Affiliates, and not for the benefit of Buyer or the Business. As of the Applicable Closing Date and consistent with Section 2.02(a), Buyer agrees to arrange for its own insurance policies (including self-insurance or similar arrangements funded directly or indirectly by Buyer or any of its Affiliates) with respect to the Business covering all periods following the Applicable Closing and, without prejudice to any right to indemnification pursuant to this Agreement or any other Transaction Document, agrees not to seek, through any means, to benefit from any of Seller’s or its Affiliates’ insurance policies which may provide coverage for claims relating in any way to the Business.

SECTION 7.05. Payments from Third Parties. In the event that, on or after the Applicable Closing Date, either party shall receive any payments or other funds due to the other pursuant to the terms of any of the Transaction Documents, then the party receiving such funds shall promptly forward such funds to the proper party. The parties acknowledge and agree there is no right of offset regarding such payments and a party may not withhold funds received from third parties for the account of the other party in the event there is a dispute regarding any other issue under any of the Transaction Documents.

SECTION 7.06. Assurances. For a period of up to the later of (i) eighteen (18) months after the Principal Closing Date and (ii) six (6) months after any Applicable Closing Date, if either Buyer or Seller becomes aware that any of the Transferred Assets has not been transferred to Buyer or that any of the Excluded Assets has been transferred to Buyer, it shall promptly notify the other and the parties hereto shall, as soon as reasonably practicable and, subject to Section 2.02(g) and Section 2.06, ensure that such property is transferred, with any necessary prior third-party consent or approval, to:

(a) Buyer, in the case of any Transferred Asset which was not transferred at the Applicable Closing; or

(b) Seller, in the case of any Excluded Asset which was transferred at the Applicable Closing.

SECTION 7.07. Returned Goods. For a period of one hundred eighty (180) days after the Applicable Closing Date, Buyer agrees to use commercially reasonably efforts to adhere to the returned goods policy set forth on Schedule 7.07 to the Disclosure Letter with respect to all Products of the Business received from customers, whether sold by Buyer or Seller, to the extent any such returned Product has the name or trademark of Seller or an Affiliate of Seller on it.

SECTION 7.08. Tax Matters.

(a) Preparation and Filing of Tax Returns; Payment of Taxes.

(i) Seller shall prepare and file all Tax Returns of the Transferred Companies or in respect of the Transferred Assets or the Business that are due (including applicable extensions) before the Applicable Closing. Seller shall prepare and file all Tax Returns (other than Tax Returns of the Transferred Companies) in respect of the Transferred Assets or the Business for all taxable periods ending on or before the Applicable Closing Date. Seller shall also prepare and file all Tax Returns for Transferred Companies that are required to be included in (or filed with) a Tax Return of an affiliated, consolidated, combined, unitary or aggregate group of which Seller or any of its Affiliates (other than a Transferred Company) is parent for Pre-Closing Tax Periods. Any Tax Returns required to be prepared pursuant to this Section 7.08(a)(i) shall be prepared on a basis consistent with the past practices of the Transferred Company or with respect to the Transferred Assets or the Business, respectively.

(ii) From and after the Closing, Buyer shall prepare and timely file, or cause to be prepared and timely filed, all other Tax Returns (other than those relating to Transfer Taxes, such Tax Returns being addressed by Section 2.06) required to be filed by the Transferred Companies, or in respect of the Transferred Assets or the Business, and any such Tax Returns of Transferred Companies for any Pre-Closing Tax Period or Straddle Period shall be prepared on a basis consistent with the past practices of the Transferred Companies as applicable, unless Buyer notifies Seller in writing that a different position is required by applicable Law, and the parties mutually agree on the resolution of such issue (and each party shall reasonably endeavor to reach such mutual agreement). With respect to any Tax Return required to be filed by Buyer for or including a Pre-Closing Tax Period, Buyer shall deliver to Seller for its approval, at least thirty (30) days prior to the due date for the filing of such Tax Return in the case of an income Tax Return, and at least ten (10) days prior to the due date for the filing of such Tax Return in the case of a non-income Tax Return (in each case taking into account any applicable extensions), a statement setting forth the amount of Tax for which Seller is responsible pursuant to Section 7.08(d)(i) and a copy of such Tax Return, together with any additional information that Seller may reasonably request. Seller shall have the right to review such Tax Return, statement and additional information, if any, prior to the filing of such Tax Return, and Buyer shall reflect on such Tax Return any reasonable comments submitted by Seller at least five (5) days prior to the due date of such Tax Return. Any Tax Return of a Transferred Company or an Asset Selling Affiliate for a Tax period that would otherwise be a Straddle Period shall, to the extent permitted by applicable Law, be filed on the basis that the relevant Tax period ended as of the close of business on the Applicable Closing Date. Neither Buyer nor any of its Affiliates (including any Transferred Company) shall file an amended Tax Return or agree to any waiver or extension of the statute of limitations relating to Taxes with respect to any Transferred Company, the Transferred Assets or the Business for a Pre-Closing Tax Period (or a Straddle Period), to the extent such amendment, waiver or extension would reasonably be expected to increase Seller’s liability for Taxes under this Agreement, without the prior written consent of Seller, which consent shall not be unreasonably withheld.

(iii) All Taxes due and payable with respect to Tax Returns described in Section 7.08(a) will be paid by the filer, subject to reimbursement by the other party pursuant to Section 7.08(d); provided that, with respect to any Tax Return described in Section 7.08(a)(ii) for any Pre-Closing Tax Period or any Straddle Period, Seller shall pay any Excluded Taxes or any Taxes that are Excluded Liabilities, in each case relating to such Tax Return, to Buyer no later than five (5) days prior to the due date for the filing of such Tax Return.

(b) Carryforwards and Carrybacks. Buyer, on its own behalf and on behalf of its Affiliates and to the extent permitted by applicable Law, hereby waives any right to use or apply with respect to the consolidated federal income Tax Return of the consolidated group of which the Johnson & Johnson is the common parent in any Pre-Closing Tax Period any Tax asset, including any net capital loss, net operating loss, foreign Tax credit, charitable contribution credit or research and development credit, of any Transferred Company arising in any Tax period ending after the Applicable Closing Date.

(c) Refunds.

(i) Refunds. Seller shall be entitled to retain, or receive prompt payment from Buyer or any of its subsidiaries or Affiliates (including the Transferred Companies) of, any refund (including any credit in lieu of a refund, which credit arises as a result of an overpayment and which otherwise would have been payable in cash by the relevant Taxing Authority at the election of the taxpayer) received or realized in cash with respect to Taxes attributable to any Transferred Company, the Transferred Assets or the Business for any Pre-Closing Tax Period (other than Transfer Taxes), including any such amounts arising by reason of amended Tax Returns filed after the Applicable Closing Date, but only to the extent that (A) such refund (or credit) is not the result of an event that occurred after the Applicable Closing Date and does not relate to the Prepaid Tax Amount, and (B) such refund (or credit) is not attributable to, and does not result from, a carry back or other use of any item of loss, deduction, credit or other similar item arising in a Post-Closing Tax Period or, in the case of a refund (or credit) of Taxes for a Straddle Period, the use of any such item arising in a Post-Closing Tax Period. In connection with the foregoing, if Seller determines that any of the Transferred Companies is entitled to file or make a formal or informal claim for a refund (to which Seller would be entitled under the first sentence of this Section 7.08(c)(i)) of Taxes (including by filing an amended Tax Return) with respect to a Pre-Closing Tax Period, Seller shall be entitled, at Seller’s expense, to file or make, or to request that Buyer cause the applicable Transferred Company to file or make, such formal or informal claim for refund, and Seller shall be entitled to control the prosecution of such claim for refund, provided that Seller shall not take any action in connection therewith that would bind Buyer or any of its Affiliates (including any Transferred Company) for a Post-Closing Tax Period or otherwise adversely affect Buyer or any of its Affiliates (including any Transferred Company). Buyer will cooperate, and cause the Transferred Companies to cooperate, with respect to such claim for refund, and will pay, or cause the relevant Transferred Company to pay, to Seller the amount (including interest received from any Taxing Authority) of any related refund (including any credit in lieu of a refund, which credit arises as a result of an overpayment and which otherwise would have been payable in cash by the relevant Taxing Authority at the election of the taxpayer) (to which Seller would be entitled under the first sentence of this Section 7.08(c)(i)) received or realized in cash by Buyer or any Affiliate thereof (including any Transferred Company), net of any unreimbursed costs incurred by Buyer and its Affiliates in respect of such refund and reduced by the amount of any Taxes arising or that would arise as a result of the receipt of such refund or interest thereon, within five (5) days of receipt (or realization in cash) thereof. Buyer and the Transferred Companies shall be entitled to retain, or receive prompt payment from Seller with respect to, any other refund, credit, offset or other similar benefit received or realized with respect to Taxes attributable to any Transferred Company, the Transferred Assets or the Business. Notwithstanding any other provision, Buyer shall be entitled to any refund, credit or reimbursement arising from or relating to any Transfer Taxes.

(ii) For the avoidance of doubt, any Tax basis, net operating loss, credit or other item that reduces Taxes paid or payable that may exist in any Transferred Company in a Post-Closing Tax Period or may be carried forward to a Post-Closing Tax Period shall be for the account of Buyer.

(d) Tax Indemnification.

(i) Seller shall indemnify, defend and hold Buyer and its Affiliates (including the Transferred Companies) harmless from and against all liability for Excluded Taxes;

(ii) Reserved;

(iii) Reserved; and

(iv) Buyer and its Affiliates (including the Transferred Companies) shall indemnify, defend and hold Seller and its Affiliates harmless from and against: (A) for any Post-Closing Tax Period (i) all Tax liabilities (which shall include any costs and expenses, including reasonable legal fees and expenses, attributable to such Tax liabilities) of the Transferred Companies and (ii) all Tax liabilities (which shall include any costs and expenses, including reasonable legal fees and expenses, attributable to such Tax liabilities) with respect to the Transferred Assets or the Business, in the case of each of clauses (i) and (ii), other than any such Tax liabilities that are Excluded Taxes, (B) all liability for Transfer Taxes for which Buyer is responsible pursuant to Section 2.06(a), (C) all Tax liabilities (which shall include any costs and expenses, including reasonable legal fees and expenses, attributable to such Tax liabilities) attributable to a Buyer Tax Act, unless such Buyer Tax Act is effected with the written consent of Seller or (D) Tax liabilities (which shall include any costs and expenses, including reasonable legal fees and expenses, attributable to such Tax liabilities) attributable to any breach by Buyer or its Affiliates (including, after the Applicable Closing, any Transferred Company) of any covenant or other agreement hereunder;

(v) In the case of any Straddle Period:

(i) The periodic Taxes of the Transferred Companies and Seller and Selling Affiliates that are not based on income or receipts (e.g., property Taxes) for the Pre-Closing Tax Period shall be computed based upon the ratio of the number of days in the Pre-Closing Tax Period and the number of days in the entire Tax period; and

(ii) Taxes of the Transferred Companies and Seller and Selling Affiliates for the Pre-Closing Tax Period, other than Taxes described in Section 7.08(d)(v)(i) above, shall be computed as if such Tax period ended as of the close of business on the Applicable Closing Date and, in the case of any Taxes of the Transferred Companies and Seller and Selling

Affiliates attributable to the ownership of any equity interest in any partnership or other “flowthrough” entity, as if the Tax period of such partnership or other “flowthrough” entity ended as of the close of business on the Applicable Closing Date.

(vi) Any indemnity payment required to be made pursuant to this Section 7.08(d) shall be made within thirty (30) days after the indemnified party makes written demand upon the indemnifying party, but in no case earlier than five (5) business days prior to the date on which the relevant Taxes are required to be paid to the applicable Taxing Authority.

(vii) Any indemnification payment made pursuant to this Section 7.08(d) shall be treated as an adjustment to the Purchase Price, for Tax purposes, unless otherwise required by applicable Tax Law. Each party shall notify the other party if it receives notice that any Taxing Authority proposes to treat any indemnification payment made pursuant to this Section 7.08(d) as other than an adjustment to the Purchase Price for Tax purposes, or if it otherwise determines that an indemnification payment under this Section 7.08(d) is required by applicable Tax Law to be treated as other than an adjustment to the Purchase Price for Tax purposes.

(e) Tax Contests.

(i) Buyer shall notify Seller within ten (10) business days of a Tax Proceeding for a Pre-Closing Tax Period with respect to a Transferred Company, provided that the failure to so notify Seller shall not affect Seller’s indemnification obligation under Section 7.08(d) except to the extent of any material prejudice actually incurred by Seller. With respect to any Tax Proceeding relating to (A) a Pre-Closing Tax Period with respect to a Transferred Company, the Transferred Assets or the Business (other than a Straddle Period or a Tax Proceeding with respect to a Transfer Tax) or (B) a consolidated Tax Return of which Johnson & Johnson, Cordis Corporation or any of their Subsidiaries (other than a Transferred Company) is the common parent, Seller may choose in its sole discretion (at its expense) to control all proceedings and may make all decisions taken in connection with such Tax Proceeding (including selection of counsel), and, without limiting the foregoing, may, in its sole discretion, pursue or forego any and all administrative appeals, proceedings, hearings and conferences with any Taxing Authority with respect thereto, and may, in its sole discretion, either pay the applicable Tax liability and sue for a refund or contest the Tax at issue in such Tax Proceeding, provided that, to the extent such Tax Proceeding or the resolution or settlement thereof could have an impact on Buyer or any of its Affiliates (including the Transferred Companies) after the Principal Closing Date, (x) Seller shall provide Buyer with a timely and reasonably detailed account of each phase of such Tax Proceeding and shall consult with Buyer before taking any significant action in connection with such Tax Proceeding and (y) Seller shall not settle, compromise or abandon any such Tax Proceeding without obtaining the prior written consent of Buyer, which consent shall not be unreasonably withheld. With respect to any Tax Proceeding relating to a Straddle Period with respect to a Transferred Company, the Transferred Assets or the Business, Buyer may choose in its sole discretion (at its expense) to control all proceedings and may make all decisions taken in connection with such Tax Proceeding (including selection of counsel), and, without limiting the foregoing, may, in its sole discretion, pursue or forego any and all administrative appeals, proceedings, hearings and conferences with any Taxing Authority with respect thereto, and may, in its sole discretion, either pay the applicable Tax liability and sue for a refund or contest the Tax at issue in such Tax Proceeding, provided that, to the extent such Tax Proceeding or the resolution or settlement thereof could have an impact on Seller or any of its Affiliates with respect to the Pre-Closing Tax Period resulting in an increase of Seller’s liability for Taxes pursuant to this Agreement, (a) Buyer shall provide Seller with a timely and reasonably detailed account of each phase of such Tax Proceeding and shall consult with Seller before taking any significant action in connection with such Tax Proceeding and (b) Buyer shall not settle, compromise or abandon any such Tax Proceeding without obtaining the prior written consent of Seller, which consent shall not be unreasonably withheld.

(ii) Except as otherwise provided in Section 7.08(e)(i), Buyer shall exclusively control all proceedings with respect to Taxes of the Transferred Companies or Taxes otherwise relating to the Transferred Assets or the Business. Notwithstanding anything in Section 2.06(d) or Section 7.08(e)(i) to the contrary, Buyer shall have the exclusive right to control any Tax Proceeding described in Section 2.06(d) or Section 7.08(e)(i) if Seller fails to, or notifies Buyer in writing that Seller elects not to, defend such Tax Proceeding.

(iii) Buyer, the Transferred Companies and each of their respective Affiliates, on the one hand, and Seller and its respective Affiliates, on the other hand, shall cooperate in contesting any Tax Proceeding, which cooperation shall include the retention and, upon request, the provision to the requesting party of records and information which are reasonably relevant to such Tax Proceeding, and making employees available on a mutually convenient basis to provide additional information or explanation of any material provided hereunder or to testify at proceedings relating to such Tax Proceeding. Buyer and Seller shall execute and deliver such powers of attorney and other documents as are necessary to carry out the intent of this Section 7.08(e).

(f) Miscellaneous.

(i) Section 338(h)(10) Election.

(1) Buyer and Seller shall join in timely making a valid election under Section 338(h)(10) of the Code (and any comparable election under state or local Tax Law) (a “Section 338(h)(10) Election”) with respect to Cordis Corporation.

(2) Neither Seller nor Buyer nor any of their respective Affiliates (including the Transferred Companies) shall undertake any action or engage in, or cause to be engaged in, any transaction that would jeopardize the validity of the Section 338(h)(10) Election.

(3) Seller shall prepare and file all Section 338 Forms in accordance with applicable Tax Laws and shall deliver a draft of such Section 338 Forms to Buyer at least forty-five (45) days prior to the date such Section 338 Forms are required to be filed. Seller shall make any changes to such forms reasonably requested by Buyer. Buyer shall execute and deliver to Seller such Section 338 Forms (as amended) at least twenty (20) days prior to the date such Section 338 Forms are required to be filed. Nothing in this Section 7.08(f)(i)(3) shall affect the rights and obligations of Buyer and Seller under Section 2.05. Notwithstanding the foregoing, IRS Form 8023 shall be filed on the date of the relevant Applicable Closing Date, and such date shall be treated as the date such form is required to be filed for purposes of this Section 7.08(f)(i)(3).

(4) Buyer and Seller agree to report the transfers under this Agreement consistent with the Section 338(h)(10) Election and shall take no position contrary thereto unless required to do so by applicable Tax Law.

(ii) Each of Buyer and Seller shall provide the other with such information and records, and make such of its officers, directors, employees and agents available, as may reasonably be requested by such other party in connection with the preparation of any Tax Return or the conduct of any Tax Proceeding of the Transferred Companies, the Transferred Assets or the Business for any Pre-Closing Tax Period or a Straddle Period. Buyer shall, within one hundred twenty (120) days after the end of the applicable Tax period, at Seller’s cost and expense, prepare, or cause the Transferred Companies to prepare, in either case in a manner consistent with the Transferred Companies’ past practices, all Tax work paper preparation packages necessary to enable Seller to prepare, or cause to be prepared, all Tax Returns that Seller is obligated to prepare, or cause to be prepared, with respect to such Tax period under this Agreement. Notwithstanding anything herein to the contrary, Seller shall not be required to provide Buyer with a copy of, or otherwise disclose the contents of, any consolidated Tax Return and Buyer shall not be required to provide Seller with a copy of, or otherwise disclose the contents of, any consolidated Tax Return.

(iii) Notwithstanding anything herein to the contrary, indemnification for any and all Taxes, any claims with respect to Taxes, and the procedures with respect to claims for Taxes (in each case other than any Taxes referenced in, described in, or governed by Section 3.13 or Article VIII) shall be governed exclusively by this Section 7.08 and Sections 2.06(a)-(d) and 10.01 and shall not be governed by the provisions of Article X (other than Section 10.01), and for the avoidance of doubt, none of Annexes 2.02(a)-(d) shall govern or apply to Tax assets or Tax liabilities.

(iv) Notwithstanding anything in this Agreement to the contrary, Seller shall terminate (or cause to be terminated) on or before each Applicable Closing Date all Tax sharing, allocation, indemnity or similar agreements or arrangements (other than this Agreement or any other Transaction Documents), if any, to which any of the Transferred Companies, on the one hand, and any person (other than the Transferred Companies), on the other hand, are parties to, and neither Buyer nor any of the Transferred Companies or their respective Affiliates shall have any obligations thereunder after the Applicable Closing.

(v) Notwithstanding anything in this Agreement, Buyer shall, or shall cause one of its Affiliates to, make an election under Section 338 of the Code with respect to Japan NewCo (if Seller makes the election set forth in Section 2.02(i)). Neither Seller nor any of its Affiliates shall take any action that would prevent Buyer or any of its Affiliates from making such an election.

(g) Survival. The obligation to indemnify and hold harmless pursuant to Section 7.08(d) shall survive the consummation of the transactions contemplated hereby until sixty (60) days following the expiration of the applicable statute of limitations except for such claims for indemnification asserted prior to such date, which claims (and, if applicable, any representation or warranty the breach of which gives rise to such claim) shall survive until final resolution thereof.

SECTION 7.09. Ancillary Agreements. At the Principal Closing, Buyer and Seller shall enter into, execute and deliver the Transition Services Agreement, substantially in the form attached as Exhibit F (the “Transition Services Agreement”), the Transition Manufacturing Services Agreement, substantially in the form attached as Exhibit G (the “Transition Manufacturing Services Agreement”), the Reverse Transition Manufacturing Services and Access Agreement, substantially in the form attached as Exhibit H (the “Reverse Transition Manufacturing Services and Access Agreement”) and the Trademark License Agreement, substantially in the form attached as Exhibit I (the “Trademark License Agreement”).

SECTION 7.10. Bulk Transfer Laws. Buyer acknowledges that Seller and the Selling Affiliates have not taken, and do not intend to take, any action required to comply with any applicable bulk sale or bulk transfer Laws or similar Laws of any jurisdiction. Buyer hereby waives compliance by Seller and the Selling Affiliates with the provisions of any bulk sale or bulk transfer Laws or similar Laws of any jurisdiction in connection with the Transactions.

SECTION 7.11. Other Transaction Matters. Each of Seller and Buyer shall, and shall cause each of its Affiliates to, comply with the applicable obligations set forth on Schedule 7.11 to the Disclosure Letter.

SECTION 7.12. Retained Claims.

(a) Subject to the remaining provisions of this Section 7.12, Seller and its Affiliates shall retain complete control of any Retained Claim (including any appeals thereof) with full authority to prosecute, defend or institute a new lawsuit, counterclaim or other proceeding relating thereto, and Seller and its Affiliates shall have the sole and exclusive right, at their own expense, to settle or otherwise dispose of the same (in their sole discretion). Buyer will provide reasonable cooperation (at Seller’s request and expense) in such prosecution, settlement or disposition, as applicable, including providing reasonable access during normal business hours to the personnel, properties, books and records of the Business to the extent related to the Retained Claim; provided that Seller and its Affiliates will not, in the prosecution or defense of any such action, suit, proceeding, claim, demand or assessment, except with the prior written consent of Buyer, consent to the entry of any Judgment or enter into any settlement (w) that restricts the operations of Buyer, its Affiliates, the Business or a Transferred Company, (x) admits liability or wrongdoing on the part of Buyer, its Affiliates, the Business or a Transferred Company, (y) that grants any rights under or to any Transferred Asset or (z) acknowledges the invalidity or unenforceability of any Transferred IP. If a Transferred Company, Buyer or any of its Affiliates is party to any action, suit, proceeding, claim, demand or assessment related to any Retained Defendant Liability, any settlement of the same shall include as an unconditional term thereof the giving by the third-party claimant to the Transferred Company, Buyer or such Affiliate, as applicable, a release from all liability in respect thereof.

(b) Seller shall use its commercially reasonable efforts to assign to, or otherwise substitute for the applicable Transferred Company, Seller or an Affiliate of Seller in any action, suit, proceeding, claim, demand or assessment related to any Retained Claim; provided that, if it is necessary for a Transferred Company to remain a party to any such action, suit, proceeding, claim, demand or assessment, or if any such assignment or substitution would result in the dismissal of, or Seller or its Affiliates waiving any defenses or forfeiting any rights or remedies or otherwise materially prejudice Seller or its Affiliates in respect of, any Retained Claim, then, notwithstanding Section 6.08, such Retained Claim shall not be transferred out of the Transferred Companies and Seller shall not be obligated to assign such Retained Claim or substitute itself or an Affiliate for the applicable Transferred Company, and Buyer shall use commercially reasonable efforts to cause the applicable Transferred Company to continue to prosecute or defend such Retained Claim at the direction of Seller; provided that (a) Seller shall remain responsible for such Retained Claim; and (b) neither Buyer nor any of its Affiliates (including any Transferred Company) shall be required to take action pursuant to such prosecution or defense (w) that restricts the operations of Buyer, its Affiliates, the Business or a Transferred Company, (x) admits liability or wrongdoing on the part of Buyer, its Affiliates, the Business or a Transferred Company, (y) that grants any rights under or to any Transferred Asset or (z) acknowledges the invalidity or unenforceability of any Transferred IP.

ARTICLE VIII

Employees

SECTION 8.01. Employee Benefits Matters. (a) From and after the date of this Agreement until the Applicable Closing Date, Buyer shall consult with Seller and obtain Seller’s consent (which consent shall not be unreasonably withheld, conditioned or delayed) before distributing any communications to any Employee of the Business whether relating to employee benefits, post-Closing terms of employment or otherwise; provided that this sentence shall not apply to any (i) offer letters or other individual communications regarding post-Closing employment of Employees of the Business (including proposed terms of employment, compensation and employee benefits, or role and organizational structure) or (ii) individual conversations or communications regarding matters not covered by any of the Transaction Documents.

(b) To the extent permitted by applicable Law and as soon as practicable, but in no event later than five (5) business days, after the date of this Agreement, Seller shall provide Buyer with a list on Schedule 8.01(b) to the Disclosure Letter containing an identification number, date of hire, position, location, and base salary, wage rate and bonus opportunity (and, in no event later than thirty (30) calendar days after the date of this Agreement, for sales employees, sales incentive targets, as well as actual sales incentive paid during the prior fiscal year), outstanding equity awards (including vesting schedule and exercise price, as applicable), expatriate status and any additional information that is necessary for Buyer to establish payroll systems or employee benefit plans as of the Transfer Time, as applicable, of each individual identified by Seller as expected to be an Employee of the Business, and Seller shall update such information periodically prior to the Applicable Closing Date to reflect new hires, leaves of absence and employment terminations and any other material changes thereto and provide copies of such updated lists and information to Buyer.

(c) In the event the employment of an Employee of the Business does not automatically transfer to Buyer or its Affiliates upon the occurrence of the Applicable Closing by operation of Law or pursuant to the transfer of the Transferred Equity Interests to Buyer, (i) Seller shall take, or cause its respective Affiliates to take, all actions required in accordance with applicable Law in respect of the transfer of employment of such Employees of the Business to Buyer or one of its Affiliates, and Seller shall encourage each Employee of the Business to accept any offers of employment pursuant to this Section 8.01(c) in its communications with such individuals; provided that, for the avoidance of doubt, nothing herein shall be interpreted as requiring Seller or any of its subsidiaries to provide any such Employee of the Business with any additional compensation or benefits or otherwise incur any material liability; (ii) in respect of Employees of the Business who are principally employed in Mexico, such Employees of the Business will be transferred to Buyer or one of its Affiliates as of the Applicable Closing Date through “employer substitution mechanics,” and (iii) except in respect of Employees of the Business who are principally employed in Mexico, not less than ten (10) business days prior to the Applicable Closing, Buyer or one of its Affiliates will offer employment, effective at 11:59 P.M., local time, on the Applicable Closing

Date (the “Transfer Time”), to such Employee of the Business in accordance with this Agreement. Offers pursuant to this Section 8.01(c) shall (A) be for a position commensurate with the skills and experience of such Employee of the Business and at a geographic work location within fifty (50) miles of the applicable Employee of the Business’ primary work location immediately prior to the Applicable Closing Date (or, to the extent applicable in jurisdictions other than the United States, within such lesser radius as is necessary to ensure severance is not due in connection with such relocation), and (B) otherwise comply in all respects with applicable Law (including with respect to compensation and benefits). With respect to any Employee of the Business to whom Buyer or one of its Affiliates is required to make an offer of employment pursuant to this Section 8.01(c), and who, as of the Applicable Closing Date, is on approved leave of absence from work with Seller or its Affiliates (each, an “Inactive Employee”), Buyer shall offer employment to such individual on the earliest practicable date following the return of such individual to work with Seller and its Affiliates and otherwise on terms and conditions consistent with this Section 8.01; provided that such employee returns to work within one hundred eighty (180) days following the Applicable Closing Date or such later time as required by applicable Law or the terms of the applicable Collective Bargaining Agreement upon presenting themselves for duty to the Business. Seller shall promptly notify Buyer of the occurrence and end of any such leave of absence. In the case of any Inactive Employee who becomes a Transferred Employee following the Applicable Closing Date, all references in this Agreement to (1) the Applicable Closing Date shall be deemed to be references to the date on which such individual becomes a Transferred Employee and (2) the Transfer Time shall be deemed to be references to 11:59 P.M., local time, on the date that such individual becomes a Transferred Employee. In any jurisdiction where the employment of an Employee of the Business can transfer automatically to Buyer and its Affiliates upon the occurrence of the Applicable Closing by operation of Law or pursuant to the transfer of the Transferred Equity Interests to Buyer, Buyer and Seller agree to take, or cause their respective Affiliates to take, all actions required under applicable Law and all other actions as are necessary or appropriate such that the employment of such Employee of the Business will transfer to Buyer or its Affiliates automatically as of the Transfer Time.

(d) Buyer or its Affiliates shall bear all the liabilities, obligations and costs relating to, and shall indemnify and hold harmless Seller and the Selling Affiliates from and against, any claims made by any Employee of the Business for any statutory or common law severance or other separation benefits, any contractual or other severance or separation benefits and any other legally mandated payment obligations (including any compensation payable during a mandatory termination notice period and any payments pursuant to a Judgment of a court having jurisdiction over the parties) and for any other claim, cost, liability or obligation (whether related to compensation, benefits or otherwise), in each case, arising out of (i) Buyer’s breach of its obligations under this Article VIII or (ii) any claims for severance or other separation benefits in connection with the involuntary termination of employment by Buyer or its Affiliates of any Transferred Employee after the Transfer Time. Seller or its Affiliates shall bear all the liabilities, obligations and costs relating to, and shall indemnify and hold harmless Buyer and its Affiliates from and against, any claims made by any Employee of the Business for any statutory or common law severance or other separation benefits, any contractual or other severance or separation benefits and any other legally mandated payment obligations (including any compensation payable during a mandatory termination notice period and any payments pursuant to a Judgment of a court having jurisdiction over the parties) and for any other claim, cost, liability or obligation (whether related to compensation, benefits or otherwise), in each case, not arising out of Buyer’s breach of its obligations under this Article VIII or under clause (ii) above, including without limitation, any such claim that arising out of (A) the applicable Employee of the Business’ refusal to accept an offer of employment made in compliance with this Article VIII from (or to commence employment with), or objection to the automatic transfer of employment to, Buyer or its Affiliates, and (B) any claims made by any Employee of the Business in China or other jurisdictions for any statutory severance or other separation benefits (including statutory economic compensation and statutory compensation payable in respect of accrued but not yet taken vacation days or other paid time off for the calendar year in which the Applicable Closing Date occurs) that arise as a result of any such employee who accepts an offer of employment from Buyer or any of its Affiliates making a request that such severance or other separation benefits be paid or provided by Seller or any of its subsidiaries. Buyer shall not encourage any Employee of the Business regarding a request described in the immediately preceding sentence, and in the event an Employee of the Business asks Buyer a question regarding such request, Buyer shall refer such Employee of the Business to an applicable representative of Seller with respect to such request.

(e) With respect to U.S. Transferred Employees, during the Benefits Continuation Period, Buyer or its Affiliates (i) shall provide to each Transferred Employee a total compensation opportunity and employee benefits that are no less favorable, in the aggregate, than those in effect for such Transferred Employee as of immediately prior to the Applicable Closing Date; provided that Buyer shall provide such Transferred Employee no less favorable base salary, wage rate and bonus opportunity, as applicable, than as set forth on Schedule 8.01(b) to the Disclosure Letter; and (ii) shall provide each Transferred Employee an office within a commute of no more than 50 miles from his or her office as of immediately prior to the Applicable Closing Date; provided that if a relocation beyond that distance is required and such Transferred Employee’s employment terminates as a result of his or her desire not to accept such a relocation, such Transferred Employee shall receive the severance benefits at the level set forth in Section 8.01(f). Notwithstanding the foregoing, nothing contemplated by this Agreement shall be construed as requiring either Buyer or any of its Affiliates to continue the employment of any U.S. Transferred Employee for any period after the Applicable Closing Date; provided that such employee shall receive the severance benefits set forth in Section 8.01(f) if terminated under the circumstances described therein.

(f) With respect to U.S. Transferred Employees, during the Benefits Continuation Period, in the event of a termination of any Transferred Employee’s employment by Buyer or its Affiliates without cause (as reasonably determined by Buyer or its Affiliate), Buyer or its Affiliates shall provide severance benefits to such Transferred Employee that are no less favorable than those severance or termination benefits applicable to such Transferred Employee as of immediately prior to the Applicable Closing Date; provided that such severance benefits shall be provided only if the Transferred Employee executes (and does not revoke) a release of claims in favor of Seller, Buyer and their respective Affiliates in a form reasonably satisfactory to Buyer.

(g) With respect to U.S. Transferred Employees, effective from and after the Transfer Time, Buyer or its Affiliates shall (i) recognize, for all purposes (other than benefit accrual under a defined benefit pension plan) under all plans, programs and arrangements established or maintained by Buyer or its Affiliates for the benefit of the Transferred Employees (the “Buyer Plans”), service with Seller and the Selling Affiliates prior to the Transfer Time to the extent such service was recognized under the corresponding Listed Plan covering such Transferred Employees, including for purposes of eligibility, vesting and benefit levels and accruals, in each case, except (x) where it would result in a duplication of benefits or (y) with respect to newly established Buyer Plans that do not provide credit for past service to such similarly situated employees of Buyer and its Affiliates and in which at least a comparable number of similarly situated of employees of Buyer and its Affiliates (other than the Transferred Employees or newly hired employees) participate, (ii) waive any preexisting condition exclusion, actively-at-work requirement or waiting period under all employee health and other welfare benefit plans established or maintained by Buyer or its Affiliates for the benefit of the Transferred Employees, except to the extent such pre-existing condition, exclusion, requirement or waiting period would have applied to such individual under the corresponding Listed Plan, and (iii) provide full credit for any co-payments, deductibles or similar payments made or incurred prior to the Transfer Time for the plan year in which the Applicable Closing occurs.

(h) If permitted by applicable Law, Seller shall pay to the Transferred Employees (i) all accrued but unpaid vacation for periods prior to the Transfer Time, and (ii) all base salary, wages, commissions or other amounts (but not including any annual bonuses or incentives) in respect of services performed by each Employee of the Business for Seller or its Affiliates that are earned and accrued but unpaid as of the Transfer Time, as applicable, in each case, to be paid as soon as administratively practicable after the Transfer Time or as required by law, but in no event later than thirty (30) business days after the Transfer Time. If, under applicable Law, Seller cannot pay the amounts described in the preceding sentence to Transferred Employees, Seller shall reimburse Buyer for any such amounts that Buyer pays to such Transferred Employees. Buyer will cooperate in good faith with Transferred Employees with respect to vacation commitments purchased or reserved by such Transferred Employees prior to the applicable Transfer Time in respect of periods occurring subsequent to such applicable Transfer Time; it being understood that any such vacation commitments ultimately honored by Buyer shall count against the applicable Transferred Employee’s paid time off accrued during his or her service with Buyer or be unpaid.

(i) Subject to Seller providing all reasonably necessary support and information in a timely manner, no later than the Applicable Closing Date, Buyer shall establish or cause to be established (or utilize existing Buyer Plans), at its own expense, all necessary retirement, pension, employee welfare and employee benefit plans for Transferred Employees, as applicable. Effective as of the Transfer Time, each Transferred Employee shall cease to be an employee of Seller or the applicable Affiliate and shall cease to participate in any Business Employee Benefit Plan (other than any Assumed Benefit Plan) as an active employee. Other than with respect to a government-sponsored benefit plan, (i) Seller shall be, or shall cause its Affiliates to be, responsible for all (A) medical, vision, dental and prescription drug claims for expenses incurred by any Transferred Employee or his or her dependents, (B) claims for short-term and long-term disability income benefits incurred by any Transferred Employee, (C) claims for group life, travel and accident, and accidental death and dismemberment insurance benefits incurred by any Transferred Employee and (D) claims relating to COBRA coverage attributable to “qualifying events” with respect to any Transferred Employee and his or her beneficiaries and dependents, in each case, prior to or as of the Transfer Time and (ii) Buyer shall be, or shall cause its Affiliates to be, responsible for all (A) medical, vision, dental and prescription drug claims for expenses incurred by any Transferred Employee or his or her dependents, (B) claims for short-term and long-term disability income benefits incurred by any Transferred Employee, (C) claims for group life, travel and accident, and accidental death and dismemberment insurance benefits incurred by any Transferred Employee and (D) claims relating to COBRA coverage attributable to “qualifying events” with respect to any Transferred Employee and his or her beneficiaries and dependents, in each case, after the Transfer Time. Except in the event of any claim for workers compensation benefits, for purposes of this Agreement, the following claims and liabilities shall be deemed to be incurred as follows: (1) medical, vision, dental and/or prescription drug benefits (including hospital expenses), upon provision of the services, materials or supplies comprising any such benefits and (2) short and long-term disability, life, accidental death and dismemberment and business travel accident insurance benefits, upon the death, illness, injury or accident giving rise to such benefits. Seller and its Affiliates shall be responsible for all claims for workers compensation benefits that are incurred prior to the Transfer Time by any Transferred Employee. Buyer and its Affiliates shall be responsible for all claims for workers compensation benefits that are incurred on or after the Transfer Time by any Transferred Employee. A claim for workers compensation benefits shall be deemed to be incurred on the date the injury giving rise to the claim occurs.

(j) Notwithstanding any other provision of this Section 8.01 to the contrary, with respect to each Non-U.S. Transferred Employee, during the applicable Benefits Continuation Period, or such longer period required by applicable Law, Buyer or its Affiliates shall provide to such employees terms and conditions of employment (including seniority and other service credit) that individually, are no less than as required by applicable Law, and in the aggregate, are no less favorable than those provided by Seller and its Affiliates immediately prior to the Transfer Time and (ii) amounts (and, to the extent required by applicable Law, types) of compensation and benefits (including severance and equity compensation benefits) that, individually, are no less than as required by applicable Law and, in the aggregate, are no less favorable than those provided by Seller and its Affiliates immediately prior to the Transfer Time. For the avoidance of doubt, Buyer may satisfy its obligations pursuant to the preceding sentence by providing cash payments or other benefits in lieu of equity compensation benefits. Without limiting the generality of Section 8.01 or Buyer’s obligations hereunder, with respect to Transferred Employees covered by Collective Bargaining Agreements, effective from and after the Transfer Time, Buyer or one of its Affiliates shall comply with applicable Law concerning Collective Bargaining Agreements in the context of this Agreement.

(k) If any Employee of the Business requires a work permit or employment pass or other legal or regulatory approval for his or her employment with Buyer or its Affiliates, Buyer shall, and shall cause its Affiliates to, use their commercially reasonable efforts to cause any such permit, pass or other approval to be obtained and in effect prior to the Transfer Time (and Seller shall, and shall cause its Affiliates to, use their commercially reasonable efforts to transfer any such permit, pass or other approval to Buyer, to the extent permitted by applicable Law and to cooperate with Buyer or its applicable Affiliate with respect to any ongoing approval processes). Notwithstanding the foregoing, to the extent permitted by applicable Law or any Collective Bargaining Agreement, in the event an applicable work permit for an Employee of the Business is not in place with Buyer or its Affiliate as of the Transfer Time, such Employee of the Business shall be treated as an Inactive Employee hereunder; provided, however, that Buyer shall, and shall cause its Affiliates to, continue to use their commercially reasonable efforts to obtain the applicable work permit; provided, further, that Seller shall not be obligated to provide for the services of such Employee of the Business to be made available to Buyer or any substitute for such services.

(l) As of the Transfer Time, Seller shall provide to Buyer and its Affiliates copies of all employment records for each Transferred Employee required to be provided to Buyer and its Affiliates under applicable Law or as necessary for Buyer to establish payroll systems or employee benefit plans as of the Transfer Time. Seller shall be permitted to retain copies of such employment records, except where prohibited by applicable Law. Buyer and its Affiliates shall ensure that all such records are used only in connection with the employment of such Transferred Employee or as otherwise permitted by applicable Law.

(m) To the extent applicable, the parties hereto acknowledge the application of the European Council Directive of March 12, 2001 (2001/23/EC) (the “Directive”), relating to the safeguarding of employees’ rights in the event of transfers of undertakings, businesses or parts of businesses and any country legislation implementing the Directive and any other similar Law (collectively, the “Transfer Regulations”). The parties hereto acknowledge and agree that they shall, and shall cause their respective Affiliates to, comply with the Transfer Regulations to the extent applicable.

(n) Seller and its Affiliates shall bear all the liabilities, costs and obligations relating to any claim or potential claim that is a benefit payable to a Transferred Employee under any Major Market Plan that is a defined benefit plan in the United Kingdom has transferred to and is a liability of Buyer or its Affiliates (including as a result of the transfer of the Transferred Equity Interests to Buyer and including, for the avoidance of doubt, all such liabilities, contingent or otherwise, that exist as of the Applicable Closing Date).

(o) In the United States, pursuant to IRS Revenue Procedure 2004-53, Buyer and Seller and their respective Affiliates shall apply the “standard” method for purposes of employee payroll reporting with respect to any Employee of the Business.

(p) The provisions contained in this Agreement with respect to any Employee of the Business are included for the sole benefit of the respective parties hereto and shall not create any right in any other person, including any Employee of the Business (or dependent or beneficiary of any of the foregoing). Nothing herein shall be deemed an amendment of any plan providing benefits to any Employee of the Business or of any other employee benefit plan.

(q) Notwithstanding anything to the contrary in this Agreement, references to the “Applicable Closing” and “Applicable Closing Date” in this Section 8.01 shall be deemed to mean, with respect to (i) any Employee of the Business at the Juarez Facility (as defined in the Transition Manufacturing Services Agreement) who works on a production line used to manufacture the Products (the “Juarez Line Employees”), the time and date, as applicable, of the Line Transfer in respect of such production line and (ii) any other Employee of the Business at the Juarez Facility (a “Juarez Non-Line Employee”, and together with the Juarez Line Employees, the “Juarez Employees”), the time and date, as applicable, of the Non-Line Role Transfer in respect of such Juarez Non-Line Employee, each as set forth (and defined) in Schedule 7.11 to the Disclosure Letter, and in each case to the extent permitted by and in accordance with applicable Law. Seller and Buyer shall cause the employment of each Juarez Employee to transfer from Seller and its Affiliates to Buyer and its Affiliates through “employer substitution mechanics” as required by Mexican Federal Labor Law at the applicable time set forth in the immediately preceding sentence in accordance with this Section 8.01 and through the delivery to each of such Juarez Employees of a notice of employer substitution to be furnished to them by Seller and Buyer (directly or through the local Conciliation and Arbitration Board) on the Applicable Closing Date.

ARTICLE IX

Termination

SECTION 9.01. Buyer Termination. This Agreement may be terminated by Buyer: (a) at any time prior to the Principal Closing, if (i) Seller shall have failed to comply, in any material respect, with any of Seller’s covenants or agreements contained in this Agreement or (ii) any one or more of the representations or warranties of Seller contained in this Agreement shall prove to have been inaccurate in any material respect when made and, in the case of clauses (i) and (ii), such failure or inaccuracy (A) would give rise, if occurring or continuing on the Principal Closing Date, to the failure of a condition set forth in Section 5.01(a) or Section 5.01(b), as applicable and (B) has not been or is incapable of being cured by Seller prior to the earlier of (1) the Outside Date and (2) the twentieth (20th) business day after Seller’s receipt of written notice thereof from Buyer; provided that such twentieth (20th) business day shall be extended (up to the Outside Date) so long as Seller is using its commercially reasonable efforts to cure any such breach; (b) at any time prior to the Principal Closing, if any of the conditions precedent to the performance of Buyer’s obligations at the Principal Closing shall have become incapable of fulfillment by the Outside Date; or (c) if the Principal Closing shall not have occurred on or before the Outside Date. Notwithstanding anything herein to the contrary, Buyer may only terminate this Agreement pursuant to the preceding clauses (a), (b) or (c) if at the time of termination Buyer is not in material breach of any of its representations, warranties, covenants or agreements contained in this Agreement.

SECTION 9.02. Seller Termination. This Agreement may be terminated by Seller: (a) at any time prior to the Principal Closing, if (i) Buyer shall have failed to comply, in any material respect, with any of Buyer’s covenants or agreements contained in this Agreement or (ii) any one or more of the representations or warranties of Buyer contained in this Agreement shall prove to have been inaccurate in any material respect when made and, in the case of clauses (i) and (ii), such failure or inaccuracy (A) would give rise, if occurring or continuing on the Principal Closing Date, to the failure of a condition set forth in Section 5.02(a) or Section 5.02(b), as applicable, and (B) has not been or is incapable of being cured by Buyer prior to the earlier of (1) the Outside Date and (2) the twentieth (20th) business day after Buyer’s receipt of written notice thereof from Seller; provided that such twentieth (20th) business day shall be extended (up to the Outside Date) so long as Buyer is using its commercially reasonable efforts to cure any such breach; (b) at any time prior to the Principal Closing, if any of the conditions precedent to the performance of Seller’s obligations at the Principal Closing shall have become incapable of fulfillment by the Outside Date; or (c) if the Principal Closing shall not have occurred on or before the Outside Date. Notwithstanding anything herein to the contrary, Seller may only terminate this Agreement pursuant to the preceding clauses (a), (b) or (c) if at the time of termination Seller is not in material breach of any of its representations, warranties, covenants or agreements contained in this Agreement.

SECTION 9.03. Effect of Termination. If this Agreement is terminated pursuant to this Article IX, it will become void and of no further force and effect, with no liability on the part of any party to this Agreement (or any of their respective former, current or future general or limited partners, stockholders, managers, members, directors, officers, Affiliates or agents), except that the provisions of this Section 9.03, Section 9.04 and Article XI will survive any termination of this Agreement; provided, however, that nothing herein shall relieve any party from liability for Damages incurred or suffered by any other party as a result of any fraud, willful misconduct or intentional breach of any covenant contained in this Agreement.

SECTION 9.04. Buyer Termination Fee. (a) In the event that (i) this Agreement is terminated pursuant to (A) Section 9.01(c) or 9.02(c) and, at the time of such termination, any of the conditions to the Principal Closing set forth in Section 5.01(e) (if such Principal Closing Legal Impediment giving rise to such termination is in respect of an Anti-Trust Approval in any of the jurisdictions specified on Schedule 5.01(f) to the Disclosure Letter) or 5.01(f) shall not have been satisfied or (B) pursuant to Section 9.01(b) or 9.02(b) (as a result of a Principal Closing Legal Impediment in respect of an Anti-Trust Approval in any of the jurisdictions specified on Schedule 5.01(f) to the Disclosure Letter or the inability of the condition in Section 5.01(f) to be satisfied), (ii) the failure of one or more of such conditions giving rise to such termination is caused by the failure of Buyer to sell, divest or dispose (including by licensing any intellectual property rights) of any assets or businesses of Buyer or any of its Affiliates (or equity interests held by Buyer or any of its Affiliates in entities with assets or businesses) under circumstances in which Buyer would have been required to sell, divest or dispose of any assets of the Business pursuant to Section 6.06(d) and (iii) at the time of such termination, all conditions set forth in Section 5.01 would have been satisfied if the Principal Closing would have occurred on the date of such termination (other than (x) the condition in Section 5.01(e) if the failure of such condition to be satisfied is solely the result of a Principal Closing Legal Impediment in respect of an Anti-Trust Approval in any of the jurisdictions specified on Schedule 5.01(f) to the Disclosure Letter, (y) the condition in Section 5.01(f) and (z) the condition in Section 5.01(j) if the failure of such condition to be satisfied is solely the result of the failure to obtain the requisite Anti-Trust Approval in the applicable jurisdiction or the existence of a Principal Closing Legal Impediment in respect of an Anti-Trust Approval in the applicable jurisdiction), then Buyer shall pay to Seller a termination fee of thirty eight million, eight hundred eighty thousand dollars ($38,880,000) in cash (the “Buyer Termination Fee”).

(b) Any payment required to be made pursuant to Section 9.04(a) shall be made to Seller promptly following termination of this Agreement (and in any event no later than five (5) business days following the termination of this Agreement). Such payment shall be made by wire transfer of immediately available funds to an account designated in writing by Seller.

(c) Buyer acknowledges and agrees that the agreement contained in this Section 9.04 is an integral part of the Transactions, and that, without this agreement, Seller would not enter into this Agreement; accordingly, if Buyer fails promptly to pay any amount due pursuant to this Section 9.04, and, in order to obtain such payment, Seller commences a suit that results in a judgment against Buyer for the Buyer Termination Fee, Buyer shall pay to Seller its costs and expenses (including attorneys’ fees and expenses) in connection with such suit, together with interest on the amount of the Buyer Termination Fee from the date such payment was required to be made until the date of payment at the prime rate of JPMorgan Chase Bank, N.A., in effect on the date such payment was required to be made.

ARTICLE X

Indemnification

SECTION 10.01. Survival. All representations and warranties contained in this Agreement shall survive the Principal Closing until the date that is eighteen (18) months from the Principal Closing Date, and shall then expire and be of no force or effect; provided, however, that (a) the representations and warranties set forth in Section 3.18 (Taxes) shall survive each Closing until sixty (60) calendar days following the expiration of the applicable statute of limitations, (b) the representations and warranties of Seller set forth in Section 3.10 (Intellectual Property) shall survive the Principal Closing until the date that is twenty four (24) months from the Principal Closing Date and

(c) the representations and warranties of Seller set forth in Sections 3.01 (Organization and Good Standing), 3.02 (Authority), 3.03(b) (Title to Transferred Equity Interests), and 3.16 (Brokerage Fees) (collectively, the “Seller Fundamental Representations”) and the Buyer Fundamental Representations (together with the Seller Fundamental Representations, the “Fundamental Representations”) shall survive indefinitely. Any representation or warranty that is the subject of any Claim with respect to which notice is delivered by the Indemnified Party to the Indemnifying Party prior to the expiration of the applicable survival period set forth in this Section 10.01 shall survive with respect to such Claim until such Claim is fully and finally resolved. The covenants and agreements contained in this Agreement shall survive indefinitely.

SECTION 10.02. Indemnification by Seller. Subject to the provisions of this Article X, from and after the Principal Closing Date, in addition to the indemnification set forth in Section 7.08(d), Seller shall indemnify and hold harmless Buyer and its directors, officers, employees, Affiliates (including the Transferred Companies), agents and representatives (collectively, the “Buyer Indemnitees”) against and from any and all Damages which any Buyer Indemnitee may incur or suffer to the extent such Damages arise out of or result from (a) the breach of any representation or warranty made by Seller in this Agreement (other than the representations and warranties contained in clauses (iv) and (v) of Section 3.13(b)) as if made on the Principal Closing Date, (b) any breach by Seller or any of its Affiliates of its covenants or agreements contained herein or (c) any of the Excluded Liabilities. Notwithstanding that a claim for Damages may fall into multiple categories of this Section 10.02, a Buyer Indemnitee may recover such Damages one time only.

SECTION 10.03. Indemnification by Buyer. Subject to the provisions of this Article X, from and after the Principal Closing Date, in addition to the indemnification set forth in Section 6.07(a), Section 7.01(b), Section 7.08(d), Section 8.01(d) and Section 8.01(q), Buyer shall indemnify and hold harmless Seller against and from any and all Damages which Seller and any of its directors, officers, employees, Affiliates (other than the Transferred Companies), agents and representatives (collectively, the “Seller Indemnitees” and, together with the Buyer Indemnitees, the “Indemnitees”) may incur or suffer to the extent such Damages arise out of or result from (a) the breach of any representation or warranty made by Buyer in this Agreement as if made on the Principal Closing Date, (b) any breach by Buyer or any of its Affiliates of its covenants or agreements contained herein or (c) without limiting the indemnification obligations of Seller pursuant to Section 10.02, any of the Assumed Liabilities. Notwithstanding that a claim for Damages may fall into multiple categories of this Section 10.03, a Seller Indemnitee may recover such Damages one time only.

SECTION 10.04. Scope of Liability. The rights of the Indemnitees to indemnification pursuant to the provisions of this Article X are subject to the following:

(a) Indemnification shall be available to the Buyer Indemnitees or the Seller Indemnitees under clause (a) of Section 10.02 or clause (a) of Section 10.03 (as applicable) with respect to breaches of representations or warranties only to the extent the aggregate amount of Damages otherwise due to the Buyer

Indemnitees or the Seller Indemnitees, respectively, for all Claims under clause (a) of Section 10.02 or clause (a) of Section 10.03 (as applicable) exceeds nineteen million four hundred forty thousand dollars ($19,440,000) (the “Deductible”) and then indemnification shall be available to the Buyer Indemnitees or the Seller Indemnitees, respectively, for the amount of all payments due to the Buyer Indemnitees or the Seller Indemnitees, respectively, in excess of the Deductible, but only for all such Damages up to one hundred ninety four million four hundred thousand dollars ($194,400,000); provided, however, that the limitations set forth in this Section 10.04(a) shall not apply to Damages in respect of claims for breach of any Fundamental Representation.

(b) None of the Buyer Indemnitees or the Seller Indemnitees shall be entitled to indemnification under clause (a) of Section 10.02 or clause (a) of Section 10.03 (as applicable) with respect to breaches of representations or warranties unless the Damages arising out of or resulting from such breach (or aggregated Damages arising out of or resulting from the same or similar facts, events or circumstances) are greater than one hundred fifty thousand dollars ($150,000) (it being understood that any such Claims for amounts less than $150,000 shall be ignored in determining whether the Deductible has been exceeded and thereafter); provided, however, that the limitations set forth in this Section 10.04(b) shall not apply to Damages in respect of claims for breach of any Fundamental Representation.

(c) The amount of Damages resulting from any inaccuracy or breach of the representations and warranties contained in this Agreement shall be determined without references to the terms “material,” “materially,” “Material Adverse Effect,” “material adverse effect” or other similar qualifications as to materiality (including specific monetary thresholds) contained or incorporated in any such representation or warranty, but such qualifications, to the extent contained or incorporated in any such representation or warranty, shall apply for the purposes of determining whether any such inaccuracy or breach has occurred.

(d) The right of the Indemnitees to seek indemnification pursuant to this Article X shall not be affected or deemed waived by reason of the fact that, based on any facts or circumstances known, or that should have been known, to Seller, Buyer or any other Indemnitee, including from any investigation made by or on behalf of such Indemnitee, the information provided in the Management Presentation, the Data Room or given in writing to such Indemnitee prior to the date of this Agreement (except, for the avoidance of doubt, any disclosure of any fact or item in any portion to the Disclosure Letter), such Indemnitee or any of its representatives knew or should have known that any representation or warranty is, was or might be inaccurate.

SECTION 10.05. Claims. Any Buyer Indemnitee or Seller Indemnitee claiming it may be entitled to indemnification under this Article X (the “Indemnified Party”) shall give prompt written notice to the other party (the “Indemnifying Party”) of each matter, action, cause of action, claim, demand, proceeding, assessment, fact or other circumstances upon which a claim for indemnification (a “Claim”) hereunder may be based. Such notice shall contain, with respect to each Claim and only to the extent known to such Indemnified Party, such facts and information as are then reasonably available, including the estimated amount of Damages and the specific basis for indemnification hereunder. Failure to give prompt notice of a Claim hereunder shall not affect the Indemnifying Party’s obligations hereunder, except to the extent the Indemnifying Party is prejudiced by such failure.

SECTION 10.06. Defense of Actions. The Indemnified Party shall permit the Indemnifying Party, at the Indemnifying Party’s option and expense, to assume the complete defense of any Claim by any third party within thirty (30) calendar days of receipt of notice of such Claim by the Indemnifying Party, with full authority to conduct such defense, through counsel reasonably acceptable to the Indemnified Party at the expense of the Indemnifying Party, and to settle or otherwise dispose of the same and the Indemnified Party will reasonably cooperate in such defense; provided that the Indemnifying Party will (a) permit the Indemnified Party to participate in such defense, settlement or disposal through counsel chosen by the Indemnified Party (provided that the fees and expenses of such counsel shall be paid by such Indemnified Party) and (b) not, in defense of any such Claim, except with the prior written consent of the Indemnified Party, consent to the entry of any Judgment or enter into any settlement (i) which provides for any relief other than the payment of monetary damages, (ii) which does not include as an unconditional term thereof the giving by the third-party claimant to the Indemnified Party of a release from all liability in respect thereof and/or (iii) which includes any admission of wrongdoing or misconduct by the Indemnified Party. If the Indemnifying Party elects to assume the defense of any third-party Claim, the Indemnifying Party shall not enter into any settlement of such Claim for the payment of monetary damages unless (A) the Indemnified Party consents in writing to such settlement or (B) the Indemnifying Party confirms in writing to the Indemnified Party that the Indemnifying Party will be responsible for indemnifying the Indemnified Party for the Damages resulting from such Claim, to the extent provided in (and subject to the parameters of) this Article X. The Indemnifying Party shall not be entitled to assume the defense of any third-party Claim without the consent of the Indemnified Party if such third-party Claim (x) seeks an injunction or other equitable or non-monetary relief against the Indemnified Party (other than equitable or non-monetary relief that is incidental to monetary damages as the primary relief sought) and not also against the Indemnifying Party or (y) is related to or otherwise arises in connection with any criminal matter, in which case the Indemnified Party shall allow the Indemnifying Party a reasonable opportunity to participate in such defense with its own counsel and at its own expense. Notwithstanding an election by the Indemnifying Party to assume the defense of any third-party Claim, the Indemnified Party shall have the right to employ one separate co-counsel and to participate in the defense in such action or proceeding, and the Indemnifying Party shall bear the reasonable fees, costs and expenses of such separate counsel, if, based on advice from counsel, there exists any actual or potential conflict of interest between the Indemnified Party and the Indemnifying Party in connection with the defense of the third-party Claim. In any event, the Indemnified Party and the Indemnifying Party and their respective counsel shall cooperate in the defense of any third-party Claim subject to this Article X and keep each other informed of all significant developments relating to any such third-party Claim, and provide copies of all relevant correspondence and documentation relating thereto. In all circumstances, the Indemnified Party will not settle any Claim without the prior written consent of the Indemnifying Party, such consent not to be unreasonably withheld.

SECTION 10.07. Limitation, Exclusivity, No Duplicate Recovery. No Claim for indemnification for a breach of any representation or warranty shall be made or have any validity unless the Indemnified Party shall have given written notice of such Claim to the Indemnifying Party prior to the expiration of the applicable representation or warranty pursuant to Section 10.01. This Article X, Section 6.07(a), Section 7.01(b), Section 7.08(d), Section 8.01(d) and Section 8.01(q) provide the exclusive means by which a party may assert and remedy claims for monetary relief pursuant to this Agreement following the Principal Closing Date, including any breach of any representation, warranty, covenant or agreement contained in this Agreement, and Section 11.12 provides the exclusive means by which a party may bring actions against the other party under this Agreement. With respect to any Damages arising under this Agreement, Buyer agrees that it shall only seek such Damages from Seller and the Selling Affiliates, and Buyer hereby waives the right to seek Damages from or equitable remedies, such as injunctive relief, against any Affiliate of Seller (other than the Selling Affiliates) or any director, officer or employee of Seller (or any of its Affiliates); provided that such limitations shall not apply in connection with claims for successor liability or fraudulent conveyance. Notwithstanding any other provision of this Agreement to the contrary, in no event shall any Indemnified Party be entitled to indemnification under this Article X with respect to any matter to the extent that such matter was reflected in the calculation of the adjustment to the Purchase Price, if any, pursuant to Section 2.04. For the avoidance of doubt, the indemnification obligations of Buyer and Seller in respect of the allocation of Assumed Liabilities and Excluded Liabilities shall not govern the allocation of responsibility for liabilities between Buyer and Seller and their respective Affiliates in respect of any future commercial arrangements unrelated to this Agreement between the parties, such matters being addressed in the terms thereof.

SECTION 10.08. Calculation of Damages. Except as otherwise provided in this Article X, in any case where the Indemnified Party subsequently recovers from third parties any amount in respect of a matter with respect to which an Indemnifying Party has indemnified it pursuant to this Article X, such Indemnified Party shall promptly pay over to the Indemnifying Party the amount so recovered (after deducting therefrom the full amount of the expenses incurred by it in procuring such recovery), solely to avoid duplicative recovery for the same Damage, but not in excess of any amount previously so paid by the Indemnifying Party to or on behalf of the Indemnified Party in respect of such matter.

SECTION 10.09. Tax Treatment of Indemnity Payments. Any indemnity payment under this Agreement shall be treated as an adjustment to the Purchase Price for Tax purposes unless there is no reasonable basis for doing so under the applicable Tax Law.

ARTICLE XI

Miscellaneous

SECTION 11.01. No Additional Representations. Buyer is relying, in addition to the representations, warranties, covenants and agreements set forth in this Agreement and the other Transaction Documents, on its own investigation, examination and valuation of the Business, including the Transferred Assets, in effecting the transactions covered by this Agreement and the other Transaction Documents. Buyer is purchasing the Transferred Assets based on the results of its inspections and investigations and the representations, warranties, covenants and agreements set forth in this Agreement and the other Transaction Documents, and not on any representation or warranty of Seller or any of its Affiliates not expressly set forth in this Agreement or any of the other Transaction Documents.

SECTION 11.02. Financial Information and Projections. In connection with Buyer’s investigation of the Business, Buyer has received from Seller various forward-looking statements regarding the Business (including the estimates, assumptions, projections, forecasts and plans furnished to it) (the “Forward-Looking Statements”). Buyer acknowledges and agrees (i) there are uncertainties inherent in attempting to make the Forward-Looking Statements; (ii) Buyer is familiar with such uncertainties; and (iii) that Seller makes no representation or warranty with respect to any Forward-Looking Statement.

SECTION 11.03. To the knowledge. “To the knowledge of Seller” or other references to the knowledge or awareness of Seller or its Affiliates means the actual knowledge of those individuals set forth on Schedule 11.03(a) to the Disclosure Letter. “To the knowledge of Buyer” or other references to the knowledge or awareness of Buyer or its Affiliates means the actual knowledge of those individuals set forth on Schedule 11.03(b) to the Disclosure Letter.

SECTION 11.04. Waivers. At any time and from time to time prior to the Applicable Closing, the parties hereto may by written agreement signed by both parties, (a) extend the time for, or waive in whole or in part, the performance of any obligation of any party hereto under this Agreement, (b) waive any inaccuracy in any representation, warranty or statement of any party hereto or (c) waive any condition or compliance with any covenant contained in this Agreement. The failure of a party hereto to require performance of any provision hereof at any time shall in no manner affect such party’s right at a later time to enforce such provision. No waiver in any one or more instances shall be deemed to be a further or continuing waiver of any such condition or breach in other instances or a waiver of any other condition or breach of any other term, covenant, representation or warranty.

SECTION 11.05. Modifications and Amendments. This Agreement shall not be altered or otherwise amended except pursuant to an instrument in writing executed and delivered by each of the parties hereto.

SECTION 11.06. Assignability, Beneficiaries, Governing Law and Enforcement. (a) This Agreement and the rights and obligations hereunder shall be binding upon and inure solely to the benefit of the parties hereto, their respective successors and permitted assigns, but this Agreement shall not be assignable by either party hereto without the express written consent of the other party hereto, which will not be unreasonably withheld; provided that, without such consent, either party may assign its rights and obligations hereunder (in whole but not in part) to an Affiliate at any time (but no such assignment shall relieve such assigning party of its obligations under this Agreement), or to a third party in connection with a sale or transfer (by means of a merger, stock sale or otherwise) of all or substantially all of such party’s business. Other than as explicitly set forth herein, including in Sections 10.02 and 10.03, nothing contained herein is intended to confer upon any Person, other than the parties to this Agreement and their respective successors and permitted assigns, any rights or remedies under or by reason of this Agreement. This Agreement shall be governed by the law of the State of New York without reference to the choice of law doctrine of such state.

(b) The parties agree that irreparable damage would occur and that the parties would not have any adequate remedy at law if any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement without proof of actual damages, this being in addition to any other remedy to which any party is entitled at law or in equity. Each party further agrees that (i) no other party hereto or any other Person shall be required to obtain, furnish or post any bond or similar instrument in connection with or as a condition to obtaining any remedy referred to in this Section 11.06, and each party hereto irrevocably waives any right it may have to require the obtaining, furnishing or posting of any such bond or similar instrument and (ii) it will not oppose the granting of such remedy.

SECTION 11.07. Notices. Any notice, request, instruction or other communication to be given hereunder by either party to the other party shall be in writing and delivered personally, or sent by postpaid registered or certified mail, or by email (provided confirmation of email receipt is obtained):

if to Seller, addressed to:

Ethicon, Inc.

Route 22 West

Somerville, NJ 08876

Attention: Vice President, Law

with a copy to:

Johnson & Johnson Law Department

One Johnson & Johnson Plaza

New Brunswick, NJ 08933

Attn: General Counsel MD&D

Email: rfletch@its.jnj.com

and

Cravath, Swaine & Moore LLP

Worldwide Plaza

825 Eighth Avenue

New York, New York 10019

Attn:	Robert I. Townsend, III, Esq. Damien R. Zoubek, Esq.
Email:	rtownsend@cravath.com dzoubek@cravath.com

and if to Buyer, addressed to:

Cardinal Health, Inc.

7000 Cardinal Place

Dublin, OH 43017

Attn:	General Counsel
Email:	steve.falk@cardinalhealth.com

with a copy to:

Wachtell, Lipton, Rosen & Katz

51 West 52nd Street

New York, New York 10019

Attn:	David A. Katz, Esq. David K. Lam, Esq.
Email:	DAKatz@wlrk.com DKLam@wlrk.com

or to such other address for either party as such party shall hereafter designate by like notice.

SECTION 11.08. Headings. The Article and Section headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning and interpretation of this Agreement.

SECTION 11.09. Counterparts. This Agreement may be executed in two or more counterparts and such counterparts may be delivered in electronic format (including by fax or in portable document format (.pdf)), each of which shall be deemed to be an original and all of which shall be deemed to constitute the same Agreement.

SECTION 11.10. Entire Agreement. This Agreement, together with the Exhibits expressly contemplated hereby and attached hereto, the Disclosure Letter, the Transaction Documents, the Confidentiality Agreement and the other agreements and certificates delivered in connection herewith or therewith, contain the entire agreement between the parties with respect to the Transactions and supersedes all prior agreements or understandings between the parties. Other than the Confidentiality Agreement entered into between the parties, the Transaction Documents are intended to define the full extent of the legally enforceable undertakings and representations of the parties hereto, and no promise or representation, written or oral, which is not set forth in such agreements is intended by either party to be legally binding.

SECTION 11.11. Payment of Expenses. Except as otherwise set forth in this Agreement, all costs and expenses associated with this Agreement and the Transactions, including the fees of counsel and accountants, shall be borne by the party incurring such expenses.

SECTION 11.12. Consent to Jurisdiction; Waivers. (a) All actions and proceedings arising out of or relating to this Agreement shall be heard and determined exclusively in the United States District Court for the Southern District of New York. The parties hereto hereby (i) submit to the exclusive jurisdiction of the United States District Court for the Southern District of New York for the purpose of any action arising out of or relating to this Agreement brought by any party hereto and (ii) irrevocably waive, and agree not to assert by way of motion, defense or otherwise, in any such action, any claim that it is not subject personally to the jurisdiction of the above-named court, that its property is exempt or immune from attachment or execution, that the action is brought in an inconvenient forum, that the venue of the action is improper or that this Agreement or the transactions may not be enforced in or by the above-named court.

(b) IN CONNECTION WITH ANY DISPUTE HEREUNDER, EACH PARTY HERETO WAIVES ITS RIGHT TO TRIAL OF ANY ISSUE BY JURY.

(c) IN CONNECTION WITH ANY DISPUTE HEREUNDER, EACH PARTY HERETO WAIVES ANY CLAIM TO PUNITIVE, EXEMPLARY OR SPECULATIVE DAMAGES, OR ANY OTHER TYPE OF DAMAGES THAT ARE NOT REASONABLY FORESEEABLE, IN EACH CASE FROM THE OTHER PARTY HERETO (OR ANY AFFILIATE OF SUCH OTHER PARTY HERETO) (IT BEING UNDERSTOOD THAT THIS WAIVER DOES NOT COVER ANY RIGHT TO INDEMNITY FOR ANY DAMAGES PAYABLE TO THIRD PARTIES THAT MAY BE IMPOSED OR OTHERWISE INCURRED).

(d) IN CONNECTION WITH ANY DISPUTE HEREUNDER, EACH PARTY HERETO WAIVES ANY CLAIM FOR PREJUDGMENT INTEREST FROM THE OTHER.

SECTION 11.13. Reserved

SECTION 11.14. Fulfillment of Obligations. Any obligation of any party to any other party under this Agreement, which obligation is performed, satisfied or fulfilled by an Affiliate of such party, shall be deemed to have been performed, satisfied or fulfilled by such party.

SECTION 11.15. Severability. It is the desire and intent of the parties hereto that the provisions of this Agreement will be enforced to the fullest extent permissible under the Laws in each jurisdiction in which enforcement is sought. Accordingly, if any particular provision of this Agreement will be determined to be invalid or unenforceable, such provision will be deemed amended to delete therefrom the portion thus determined to be invalid or unenforceable, such deletion to apply to the extent of such invalidity or unenforceability, without affecting in any way the remaining provisions hereof only with respect to the operation of such provision in the particular jurisdiction in which such determination is made.

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

IN WITNESS WHEREOF, the parties hereto have duly executed this Agreement as of the date first above written.

CARDINAL HEALTH, INC.

By	/s/ Donald M. Casey, Jr.
Name: Donald M. Casey, Jr.
Title: CEO Medical Segments

ETHICON, INC.

By	/s/ Alan L. Rae
Name: Alan L. Rae
Title: VP, New Business Development

Annex 2.02(a)

Transferred Assets

The Transferred Assets consist of Seller’s and the relevant Selling Affiliates’ right, title and interest in, to and under the following as they exist at the time of the Applicable Closing:

(i) Real Property. (A) The real property and any buildings, improvements and fixtures thereon, as set forth on Schedule 2.02(a)(i)(A) to the Disclosure Letter (collectively, the “Transferred Real Property”), together with all improvements, fixtures and appurtenances thereto and rights in respect thereof to the extent leased, licensed or owned by Seller or any of the relevant Selling Affiliates;

(ii) Inventory. All Inventory owned or held by Seller or any Asset Selling Affiliate at the time of the Applicable Closing;

(iii) Equipment. The machinery, equipment (including any associated machine control systems and associated data acquisition hardware resident on the transferring equipment and including any dedicated software applications, but not including any shared computer systems on which the applications run), tools, furniture, fixtures and other tangible personal property (but excluding (x) the Inventory and Transferred IT which are identified separately on this Annex 2.02(a) and (y) personal computers, which are to be retained by Seller and leased to Buyer pursuant to the Transition Services Agreement) that is (A) owned or leased by Seller or any Asset Selling Affiliate and (B) primarily related to or primarily used in the Business, whether located at the sites of Seller, at a customer facility or the property of any vendor performing manufacturing, warehousing or other services for the Business, together with the interests of Seller or any Asset Selling Affiliate in respect of any rights of use or warranties relating thereto, other than, for the avoidance of doubt, the BWI Equipment;

(iv) Goodwill. The goodwill generated by or associated with the Business;

(v) Permits. All permits, licenses and authorizations, franchises, approvals, orders, registrations (but excluding the Product Registrations which are identified separately on this Annex 2.02(a)), certificates, variances or similar rights granted to Seller or any Asset Selling Affiliate by a Governmental Entity primarily related to or primarily used in connection with the operation of to the Business prior to the Applicable Closing Date;

(vi) Business Records. The following records, files, data and other materials, whether in hard copy or electronic form, to the extent primarily related to the Business and in the possession of Seller or any Asset Selling Affiliate: (1) vendor lists, (2) customer lists, (3) a list of the distributors for the Products, (4) pricing lists for the Products, (5) testing and clinical data, market research reports, marketing plans and other marketing-related information and materials (including Personal Information), (6) subject to Section 7.01, advertising, marketing data, marketing plans, sales and promotional materials, (7) quality control, vigilance and regulatory records and (8) ledgers, and other business records, and (8) Tax Returns (but only to the extent Tax Returns are related solely to the Transferred Companies or solely related to the Business or Transferred Assets) (collectively, the “Transferred Records”); provided that, to the extent practicable, Buyer shall be entitled to copies or extracts of any such materials relating to the Business that are not included in the Transferred Records;

(vii) Product Registrations. The Product Registrations;

(viii) Intellectual Property. (A) All IP Rights owned or licensed by Seller or any Asset Selling Affiliate primarily related to or primarily used in the Business, other than any IP Rights included in the Excluded Assets, including (whether or not primarily related to or primarily used in the Business) (1) the Trademarks set forth on Schedule 2.02(a)(viii)(A)(1) to the Disclosure Letter and (2) the Patents set forth on Schedule 2.02(a)(viii)(A)(2) to the Disclosure Letter (collectively, the “Transferred IP”) and (B) the Licensed IP Contracts and all other licenses, settlements or covenants not to sue relating primarily to Patents and Trademarks included in the Transferred IP (collectively, the “Transferred IP Licenses”);

(ix) Domain Names. The Internet domain names set forth on Schedule 2.02(a)(ix) to the Disclosure Letter;

(x) IT Systems. All (A) object code and source code versions of software programs, scripts, web code, application interfaces and similar software tools, including development kits and support programs, and (B) stand-alone information technology hardware used to run such software and manage such data, in each case, owned or licensed by Seller or any Asset Selling Affiliate and dedicated exclusively to the Business, including as set forth on Schedule 2.02(a)(x) to the Disclosure Letter (collectively, the “Transferred IT”);

(xi) Contracts. All leases, licenses (other than Transferred Real Property Leases and Transferred IP Licenses which are identified separately on this Annex 2.02(a)), bids, tenders, purchase orders, consulting agreements, supply agreements, distribution contracts, manufacturing contracts, maintenance contracts, agreements, commitments and other contracts, whether or not reduced to writing (collectively, “Contracts”) exclusively relating to the Business or any of the Transferred Assets but specifically excluding the Excluded Contracts (collectively, the “Transferred Contracts”);

(xii) Benefit Plans. All assets of or relating to (including all assets held in trust in any form) and any insurance, administration or other contracts relating to Assumed Benefit Plans to the extent such assets are required to transfer to Buyer and its Affiliates under applicable Law (including where transfer is required in order to apply the Transfer Regulations or to effect a mandatory transfer of employment under the Transfer Regulations, as applicable) or pursuant to the transfer of the Transferred Equity Interests to Buyer;

(xiii) Corporate Organizational Records. With respect to each Transferred Company, the organizational documents, qualifications to do business as a foreign corporation, arrangements with registered agents relating to foreign qualifications, taxpayer and other identification numbers, seals, minute books, stock transfer books, blank stock certificates and other documents relating to the organization, maintenance and existence of such Transferred Company;

(xiv) DES Business. All assets of or exclusively relating to the drug-eluting stent business of the Transferred Companies, which business has been discontinued (the “DES Business”), including (A) the Trademarks set forth on Schedule 2.02(a)(xiv)(A)(1) to the Disclosure Letter; and (B) to the extent in the possession of a Transferred Company (but excluding records or files not reasonably separable from documents or databases that do not relate exclusively to the DES Business): (x) testing and clinical data records and files and (y) quality control, vigilance and regulatory records;

(xv) Insurance Proceeds. All insurance proceeds actually received by Seller or any Selling Affiliate prior to or after the Applicable Closing under any insurance policy written prior to the Applicable Closing in connection with (i) the damage or destruction of any of the Transferred Assets from and after the date hereof and prior to the Applicable Closing that is, or would have been but for such damage or destruction, included in the Transferred Assets or (ii) any Assumed Liability (other than, in the case of this clause (ii), where insurance proceeds are directly or indirectly funded by Seller or any of its Affiliates through self-insurance or other similar arrangement);

(xvi) Cash Proceeds of Sales and Dispositions. All net cash proceeds actually received by Seller or any Selling Affiliate prior to or after the Applicable Closing in connection with any sales or other dispositions from and after the date hereof through the Applicable Closing of any asset that would have been included in the Transferred Assets but for such sale or disposition, other than with respect to sales of Inventory in the ordinary course of business consistent with past practice;

(xvii) Claims; Settlement Proceeds. Any and all claims, causes of action, defenses and rights of offset or counterclaim, or settlement agreements (in any manner arising or existing, whether choate or inchoate, known or unknown, contingent or non-contingent) arising out of the Transferred Contracts (other than any accounts receivable described in clause (i) of Annex 2.02(b)) and all proceeds of any settlement from and after the date hereof through the Applicable Closing of any such claims, causes of action, defenses and rights of offset or counterclaim that would have been included in the Transferred Assets but for such settlement;

(xviii) Transferred Company Assets. All assets of the Transferred Companies that would be Transferred Assets if the Transferred Companies were Asset Selling Affiliates (but specifically excluding any assets of the Transferred Companies that would be Excluded Assets), it being understood that the transfer of the Transferred Equity Interests will constitute transfer of such assets;

(xix) Miami Lakes Facility Assets. All assets, properties, machinery, equipment, tools, furniture, fixtures and other tangible personal property located at the facility of the Business in Miami Lakes, Florida, that is owned or leased by Seller or any Asset Selling Affiliate, in each case, other than (A) the BWI Equipment and (B) those assets exclusively related to any business of Seller or its Affiliates other than the Business;

(xx) Equity Interests. All right, title and interest to (A) the equity interests marked as “(minority investment)” in Schedule 3.01(b)(ii) to the Disclosure Letter and (B) the equity interests of QTVascular Pte. Ltd. held by JJDC, Inc. (collectively, the “Transferred Minority Interests”);

(xxi) Other. All other assets, properties, Contracts and claims of every nature, tangible and intangible, primarily related to or primarily used in the Business, other than any asset of the type described in clauses (i) through (xvii) of Annex 2.02(b).

Annex 2.02(b)

Excluded Assets

The Excluded Assets consist of any assets of Seller or any of its Affiliates that do not constitute Transferred Assets as described on Annex 2.02(a) to the Disclosure Letter, including the following:

(i)	Accounts Receivable. All accounts receivable, notes receivable and similar rights to receive payments of Seller or any of its Affiliates existing on the Applicable Closing Date to the extent arising out of the operation or conduct of the Business prior to the Applicable Closing Date;

(ii)	Cash and Cash Equivalents. All cash and cash equivalents (including marketable securities and other investment assets and all monies received in respect of the sale of warranty programs), other than cash and cash equivalents in respect of clauses (xv), (xvi) and (xvii) of Annex 2.02(a), held by Seller or any of its Affiliates on the Applicable Closing Date;

(iii)	Hedging or Other Currency Exchange Agreements. All rights to receive payments of Seller or any of its Affiliates pursuant to a hedging or other currency exchange agreement existing on the Applicable Closing Date;

(iv)	Benefit Plans. Except with respect to Assumed Benefit Plans as set forth in Schedule 2.02(a)(xii) to the Disclosure Letter, all the assets of and all the assets relating to and all rights under any employee compensation, benefit or welfare plan or any related contract between any Person and Seller or any of its Affiliates (including Business Employee Benefit Plans);

(v)	Certain Records. Any records and files not identified as Transferred Records, including (A) the personnel records maintained by Seller or any of its Affiliates, (B) Tax Returns (other than Tax Returns solely related to any Transferred Company), (C) records (including accounting records) relating to Taxes paid or payable by Seller or any of its Affiliates and all financial and Tax records relating to the Business that form part of Seller’s or any of its Affiliates’ general ledger or otherwise constitute accounting records, (D) records prepared in connection with the Transactions, including bids received from other Persons and analyses relating to the Business and (E) file copies of the Transferred Records retained by Seller, in each case whether generated before or after the Applicable Closing Date;

(vi)	Certain Contracts and Contract Rights. All rights of Seller and its Affiliates under (A) this Agreement and the Ancillary Agreements, (B) the Commingled Contracts (subject to Section 2.02(g)), (C) those Contracts related to Shared Services, and (D) any contracts between Seller and any of its Affiliates or between Affiliates of Seller, whether arising before or after the Applicable Closing Date (collectively, the “Excluded Contracts”);

(vii)	Insurance. Other than insurance proceeds specified in clause (xv) of Annex 2.02(a), all current and prior insurance policies arranged or maintained by Seller or any of its Affiliates and all rights of any nature with respect thereto, including all rights to insurance recoveries thereunder and to assert claims with respect to any such insurance recoveries, whether arising before or after the Applicable Closing Date;

(viii)	Corporate Organizational Records. Except with respect to the Transferred Companies, the organizational documents, qualifications to do business as a foreign corporation, arrangements with registered agents relating to foreign qualifications, taxpayer and other identification numbers, seals, minute books, stock transfer books, blank stock certificates and other documents relating to the organization, maintenance and existence of Seller and each of its Affiliates as a corporation or other entity;

(ix)	Capital Stock. Other than the Transferred Minority Interests and the Transferred Equity Interests, all shares of capital stock of Seller’s Affiliates, including the capital stock of Biosense Webster, Inc. and Cordis de Mexico S.A. de C.V.;

(x)	Real Property. Each of the following: (A) any real property and any buildings, improvements and fixtures thereon, including, for the avoidance of doubt, the Juárez, Mexico facility and the former Miami Lakes site (located at 14201 NW 60th Avenue, Miami Lakes, Florida), other than the Transferred Real Property; and (B) any leasehold interests, including any prepaid rent, security deposits and options to renew or purchase in connection therewith, of Seller or any of its Affiliates (other than the Transferred Real Property Leases), including, for the avoidance of doubt, in respect of the Fremont, CA facility and the Cashel, Ireland offices;

(xi)	Intellectual Property. Except for Transferred IP and rights under the Transferred IP Licenses, all other IP Rights, including, for the avoidance of doubt, the IP Rights in respect of the Llanos patent family and the IP Rights primarily used or held for use in the operation or conduct of the business of Biosense Webster, Inc. (including any such IP Rights registered in the name of Cordis Corporation) (collectively, the “Excluded IP Rights”);

(xii)	Domain Names. All Internet domain names other than those set forth on Schedule 2.02(a)(ix) to the Disclosure Letter;

(xiii)	Excluded IT Systems. All property in the nature of databases, software programs, computer hardware, source code and object code owned or licensed by Seller or any of its Affiliates, in each case that is not otherwise included in the Transferred IT;

(xiv)	BWI Equipment. Any machinery, equipment, tools and other personal property of Biosense Webster, Inc. and, without limiting the generality of the foregoing, the equipment set forth on Schedule 2.02(b)(xiv) to the Disclosure Letter (collectively the “BWI Equipment”);

(xv)	BWI Biologics Business. All property primarily related to Biosense Webster, Inc.’s Biologics Delivery Systems (BD) business;

(xvi)	Excluded Jurisdictions. Any assets to the extent related to the operation or conduct of the Business or the sale of Products in any jurisdiction set forth on Schedule 2.02(b)(xvi) to the Disclosure Letter (the “Excluded Jurisdictions”); and

(xvii)	Retained Plaintiff Claims. All assets, proceeds or property arising from or relating to the lawsuits or other claims set forth in Schedule 2.02(b)(xvii) to the Disclosure Letter (collectively, the “Retained Plaintiff Claims”).

Annex 2.02(c)

Assumed Liabilities

The Assumed Liabilities consist of any and all liabilities and obligations of Seller or any of its Affiliates, other than Tax Liabilities (Tax Liabilities being governed as provided in Section 7.08(f)(iii)), to the extent arising from or relating to the Business or any Transferred Asset, in each case other than the Excluded Liabilities, including any of the following of such liabilities and obligations, other than Tax Liabilities (Tax Liabilities being governed as provided in Section 7.08(f)(iii)), of Seller and the Selling Affiliates:

(i)	Accounts Payable. All accrued receipts and accounts payable arising from or relating to the Business after the Applicable Closing Date;

(ii)	Transferred Contract Liabilities. All liabilities and obligations under the Transferred Contracts, whether arising before or after the Applicable Closing Date, but excluding those in respect of the Pre-Closing Accounts Payable;

(iii)	Asset Ownership. All liabilities and obligations to the extent arising from or relating to any Transferred Asset, or to the extent arising from or relating to the ownership by Buyer and its Affiliates of any Transferred Asset or associated with the realization of the benefits of any Transferred Asset, in each case arising on or after the Applicable Closing Date;

(iv)	Product Claims. Liabilities and obligations to the extent arising from or relating to lawsuits or other claims, regardless of when commenced or made and irrespective of the legal theory asserted, or the design, manufacture, testing, advertising, marketing, distribution or sale of the Products, whether prior to or after the Principal Closing, including all liabilities and obligations to the extent arising from or relating to (A) warranty obligations, (B) infringement, dilution, misappropriation or other violation of IP Rights, (C) alleged or actual hazard or defect in design, manufacture, materials or workmanship, including any failure to warn or alleged or actual breach of express or implied warranty or representation or (D) the return after the Principal Closing of any Product sold prior to or after the Principal Closing (collectively, “Product Claims”), in each case other than any Excluded Liability;

(v)	Environmental Liabilities. All liabilities and obligations to the extent arising from or relating to the Transferred Real Property, the Business or any Transferred Asset (or, in each case, the ownership or operation thereof) and arising under any Environmental Law, or with respect to any Environmental Claim or Hazardous Materials, in each case, whether arising before or after the Applicable Closing Date;

(vi)	Business Claims. Except as otherwise set forth in this Agreement and except for the matters specifically identified as Excluded Liabilities, all obligations and liabilities in respect of any criminal, civil or administrative suit, action or proceeding, pending or threatened, and claims, whether or not presently asserted, to the extent arising from or relating to the Business before or after the Principal Closing Date (collectively, “Business Claims”);

(vii)	Employment Matters. Except as otherwise provided in Article VIII, all employment, labor, compensation, pension, employee welfare and employee benefits related liabilities, obligations, commitments, claims and losses relating to each (A) Transferred Employee (or any dependent or beneficiary of any Transferred Employee) that (1) arise as a result of an event or events that occur after the Transfer Time, (2) Buyer or its Affiliates have specifically agreed to assume pursuant to this Agreement or (3) transfer to Buyer or its Affiliates under applicable Law (including in connection with the application of the Transfer Regulations or the mandatory transfer of employment as contemplated by this Agreement, as applicable) or pursuant to the transfer of the Transferred Equity Interests to Buyer and (B) Employee of the Business (or any dependent or beneficiary of any such employee) who does not become a Transferred Employee as contemplated by this Agreement as a result of a breach by Buyer or any of its subsidiaries of applicable Law, any Collective Bargaining Agreement or this Agreement that arise as a result of such breach (such liabilities, obligations, commitments, claims and losses, the “Transferred Employee Liabilities”);

(viii)	Liabilities to Suppliers. Other than the Pre-Closing Accounts Payable, liabilities and obligations to suppliers or other third parties, such as licensors, for materials and services, to the extent arising from or relating to the Business, ordered in the ordinary course of business on or prior to the Principal Closing Date, but scheduled to be delivered or provided after the Principal Closing Date;

(ix)	Liabilities to Customers. Liabilities and obligations to customers under purchase orders for Products (and for which a related account receivable has not yet been recorded) that have not yet been shipped at the Applicable Closing Date; and

(x)	Liabilities of the Transferred Companies. All liabilities of the Transferred Companies to the extent arising from or related to the Business or any Transferred Asset (but specifically excluding any liabilities of the Transferred Companies that are Excluded Liabilities), it being understood that the transfer of the Transferred Equity Interests will constitute assumption of such liabilities.

Annex 2.02(d)

Excluded Liabilities

The Excluded Liabilities consist of the following liabilities and obligations of Seller or any of its Affiliates, other than Tax Liabilities (Tax Liabilities being governed as provided in Section 7.08(f)(iii)):

(i) Accounts Payable. All accrued receipts and accounts payable arising out of the operation or conduct of the Business before the Applicable Closing Date (the “Pre-Closing Accounts Payable”);

(ii) Employment Matters. Except as otherwise provided in Article VIII, all employment, labor, compensation, pension, employee welfare and employee benefits related liabilities, obligations, commitments, claims and losses relating to (A) each employee of Seller and its Affiliates, including all former Employees of the Business (or any dependent or beneficiary of any such employee), other than the Transferred Employees and their dependents and beneficiaries or as described in clause (B) of the definition of Transferred Employee Liabilities, in each case, that arise out of an event or events that occur at any time, (B) each Transferred Employee (or any dependent or beneficiary of any Transferred Employee) that arise as a result of an event or events that occur prior to or as of the Transfer Time, except for any such liabilities, obligations, commitments, claims and losses described in clause (A)(2) or (3) of the definition of Transferred Employee Liabilities, (C) Business Employee Benefit Plans that are not Assumed Benefit Plans and (D) all Controlled Group Liabilities;

(iii) Excluded Asset Liabilities. Each liability, obligation or commitment to the extent arising from or relating to any Excluded Asset or the distribution to, or ownership by, Seller or any of the Selling Affiliates of any Excluded Asset or associated with the realization of the benefits of any Excluded Asset, whether arising before or after the Principal Closing Date;

(iv) Liabilities of the Transferred Companies. All liabilities of the Transferred Companies, other than Tax Liabilities (Tax Liabilities being governed as provided in Section 7.08(f)(iii)), to the extent not arising from or related to the Business or the Transferred Assets;

(v) Retained Defendant Liabilities. Liabilities and obligations to the extent arising from or relating to the lawsuits or other claims set forth on Schedule 2.02(d)(v) to the Disclosure Letter (collectively, the “Retained Defendant Liabilities”);

(vi) Retained DES Liabilities. Liabilities and obligations to the extent arising from or relating to the operation or conduct of the DES Business prior to the Principal Closing Date; for the avoidance of doubt, any liabilities or obligations to the extent arising from or relating to the operation or conduct of a drug-eluting stent business by Buyer following the Principal Closing, whether utilizing the Transferred Assets or otherwise, shall be the responsibility of Buyer and shall not constitute Excluded Liabilities;

(vii) Indebtedness for Borrowed Money. All indebtedness for borrowed money of the Seller and its Affiliates; and

(viii) Other. (A) To the extent not otherwise specified in clauses (i) – (x) of Annex 2.02(c), any liabilities of Seller and its Affiliates to the extent not arising from or related to the Business or the Transferred Assets; (B) any obligations of Seller or any of its Affiliates pursuant to the terms of the Transaction Documents; and (C) other liabilities or obligations of Seller or any Selling Affiliate that Seller designates as an Excluded Liability by a written notice delivered to Buyer prior to the Applicable Closing Date.